SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.



Braskem S.A.

Consolidated and parent company financial statements at December 31, 2022 and independent auditor's report

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Independent auditor's report on the individual and consolidated financial statements

Grant Thornton Auditores Independentes Ltda.

Av. Eng. Luís Carlos Berrini, 105 - Suite 12, Itaim Bibi, São Paulo (SP) Brazil

T + 55 11 3886-5100

To the Management, Directors, and Shareholders of
Braskem S.A.
Camaçari – BA

Opinion

We have audited the accompanying individual and consolidated financial statements of Braskem S.A. (the Company), identified as parent and consolidated, respectively, which comprise the statement of financial position as of December 31, 2022 and the respective statements of income, of comprehensive income, of changes in equity and of cash flows for the year then ended, and the corresponding explanatory notes, including a summary of significant accounting policies.

In our opinion, the financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of Braskem S.A. as of December 31, 2022, and its individual and consolidated financial performance and individual and consolidated cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (Iasb).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the "Auditor's responsibilities for the audit of the individual and consolidated financial statements" section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements set forth in the Code of Ethics for Professional Accountants and the professional standards issued by the Federal Accounting Council and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our judgment, were of most significance in our audit in the current year. These matters were addressed in the context of our audit of the individual and consolidated financial statements taken as a whole and in forming our opinion on such individual and consolidated financial statements and, therefore, we do not provide a separate opinion on these matters.

1. Provision for expenses on geological event in Alagoas – Note 26

Reason why the matter was considered a key audit matter

The Company has recorded in the individual and consolidated financial statements as of December 31, 2022, in line item "Provision for expenses - Alagoas", a provision in the amount of R$6.6 billion (recorded as current and noncurrent liabilities) to meet obligations arising from the geological event occurred in the city of Maceió, State of Alagoas, in March 2018, which was estimated based on independent, specialized technical studies engaged by the Company, considering the necessary measures to recover the areas potentially impacted by the geological event and discussions with the relevant authorities (with actions primarily targeted at closing and monitoring wells originally used in rock salt extraction activities, implementation of social and urbanistic measures and support to vacate and resettle inhabitants).

Accordingly, this matter was considered in our audit for the current year as a risk area and, again, a key audit matter, due to the inherent uncertainties in the process to determine the estimates and judgments involved in the determination of the assumptions and estimates for measuring future cash disbursements required to implement such measures, since factors such as the execution time of action plans, findings of future expert studies, changes in the structure of the wells impacting the stabilization of cavities, changes relating to the dynamics of the geological event, assessments, determinations and lawsuits initiated by relevant authorities may significantly change the provision amount.

How the matter was addressed in our audit

Our audit procedures included, among others:

- involvement of our internal specialists in infrastructure for evaluation of the provision of the fronts under the Program for Financial Compensation and Support to Relocation ("PCF"), Major Equipment ("GE"), filling and monitoring of wells partially or fully out of the salt layer, closure of wells inside the salt layer, technical fronts, management of the program and inhabitant hub, social and urbanistic costs and agreements with the relevant authorities through sensibility analyses and recalculation;
- analysis of the methodology used by the Company to measure the provision, assumptions and engineering practices;
- evaluation of the objectivity, skills and competence of our internal specialists in infrastructure;
- evaluation of the objectivity, skills and competence of internal engineers of the Company and subcontractors, which provided information and data relating to the risks identified and execution of the work;
- verification of the normative aspects and technical studies that have guided the work;
- evaluation of the **(i)** compensation of the public properties and equipment impacted by the geological event considering the unit value (R$/m²) of the districts affected, cost of improvements by property, rental compensation and renovations, considering the average compensation for the region; **(ii)** provision relating to the compensation for loss of profit relating to merchants, salaries and number of employees; **(iii)** compensation for moral damages, legal fees and household allowance, considering the agreements executed, by applying technical assumptions;
- identification of the scopes of the agreements and projections relating to technical consulting and independent institutions that support the Company in the action plan for remediation of the area and project management;
- verification of the terms of the agreement that establishes actions for the social and urbanistic remediation of the affected area, such as demolition, cost on decommissioning, drainage, mobility solution, surveillance amounts, pest control, features, closure, among others;
- understanding of the remediation plan for the wells, the technical reports and verification of the main assumptions used in the structure of the cost projections related to the works foreseen in the plan for closing and monitoring of the wells;
- obtaining confirmation from the Company´s legal advisors, which includes their assessment of the likelihood of loss on pending litigations and estimated amounts involved; and
- evaluation if the disclosures in the notes are consistent with the information and representations obtained from management.

Based on the procedures performed, we considered that the assumptions and methodologies used by the Company to evaluate and recognize the provision for expenses on the geological event in Alagoas are reasonable, and the information presented in the individual and consolidated financial statements are consistent with the information analyzed in our auditing procedures in the context of those individual and consolidated financial statements taken as a whole.

2. Impairment of cash-generating units, including intangible assets with indefinite useful life (goodwill) – Notes No. 3.1, 12 and 13

The Company has property, plant and equipment and intangible assets (consolidated) as of December 31, 2022 in the amounts of 37.8 billion and R$3.0 billion, respectively (the latter including the value of intangible assets with an indefinite useful life), whose recoverable value should be assessed annually, in certain circumstances, as required by Technical Pronouncement CPC01(R-1) – Impairment of assets (property, plant and equipment and intangible assets, in parent, in the amounts of R$16.9 billion and R$2.6 billion as of December 31, 2022, respectively). As mentioned in said notes, the impairment test is performed annually for intangible assets with indefinite useful life while intangible assets with finite useful life are tested for impairment when there are indications that an asset might be impaired. The impairment test involves a high degree of subjectivity and judgment by management, based on the discounted cash flow method, which considers several assumptions, such as discount rate, inflation projection, economic growth, among others. Accordingly, this matter was considered an area of risk due to the uncertainty inherent in the process of determining estimates and judgments involved in preparing future cash flows to present value, in addition to factors and projections that may significantly change the realization of the assets.

Therefore, the use of different assumptions may significantly change the expected realization of these assets and may require recognition of impairment, which would consequently impact the individual and consolidated financial statements. Due to these aspects, this issue was considered a key audit matter in our audit for the current year.

How the matter was addressed in our audit

Our audit procedures included, among others:

- evaluation of the design of internal control framework implemented by management related to impairment testing;
- examination of the analysis prepared by management, supported by our internal specialists in corporate finance, to evaluate the reasonableness of the model used in management´s evaluation, the logical and arithmetic adequacy of the cash flows projections as well as test the consistency of the key information and assumptions used in the projections of future cash flows, by comparing the budgets approved by the Executive Board and the assumptions and market input, in addition to discount and perpetuity growth rates considered;
- discussion with management about the business plan;
- challenge of the assumptions used by management in order to corroborate if there were assumptions not consistent and/or that required review;
- evaluation if the disclosures in notes are consistent with the information and representations obtained from management.

Based on the procedures performed, we considered that the assumptions and methodologies used by the Company to evaluate the recoverable value of such assets are reasonable, and the information presented in the individual and consolidated financial statements is consistent with the information analyzed in our auditing procedures in the context of those individual and consolidated financial statements taken as a whole.

Other matters

Statements of value added

The individual and consolidated statements of value added (DVA) for the year ended December 31, 2022, prepared under the responsibility of the Company's management and presented as supplemental information for IFRS purposes, have

been subject to auditing procedures which were performed together with the audit of the Company's financial statements. In forming our opinion, we evaluated if these statements are reconciled to the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in NBC TG 09 – Statement of Value Added. In our opinion, these statements of value added were appropriately prepared, in all material respects, according to the criteria defined in said technical pronouncement and are consistent in relation to the individual and consolidated financial statements taken as a whole.

Other information accompanying the individual and consolidated financial statements and auditor's report thereon

The Company's Management is responsible for this other information that is included in the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise, appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report this fact. We have nothing to report in this regard.

Responsibilities of Management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (Iasb), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting in preparing the financial statements, unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with the Company's and its subsidiaries' governance are responsible for overseeing the financial reporting process.

Auditor's responsibility for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements, taken as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve override of internal control, collusion, forgery, intentional omissions or misrepresentations;
- obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's and its subsidiaries' internal controls;

- evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management;
- conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern;
- evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;
- obtain sufficient and appropriate audit evidence regarding the financial statements of the entities or business activities within the group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit and, consequently, for the audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we may have identified during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements, including those regarding independence, and communicate to them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the financial statements for the current year and are, therefore, the key audit matters. We describe these matters in our audit report, unless law or regulation preclude public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, March 22, 2023

Grant Thornton Auditores Independentes Ltda.

Octavio Zampirollo Neto
Assurance Partner

Braskem S.A.

Statement of financial position
Fiscal years ended December 31
All amounts in thousands of reais

Assets	Note	Consolidated Dec/22	Consolidated Dec/21	Parent company Dec/22	Parent company Dec/21
Current assets					
Cash and cash equivalents	5	12,466,474	8,680,686	4,186,996	2,298,344
Financial investments	6	2,295,497	3,492,710	2,128,929	3,358,314
Trade accounts receivable	7	3,231,934	7,153,565	2,978,194	5,483,610
Inventories	8	14,030,064	16,335,101	10,136,541	11,821,145
Taxes recoverable	10	1,156,355	1,428,658	862,594	1,301,432
Income tax and social contribution	22.1	392,062	1,189,812	315,168	123,004
Derivatives	20.5	157,906	33,816	57,404	3,075
Other receivables		727,364	979,097	573,562	740,201
		34,457,656	**39,293,445**	**21,239,388**	**25,129,125**
Non-current assets					
Taxes recoverable	10	1,617,669	1,252,058	1,181,751	956,843
Income tax and social contribution	22.1	252,995	230,069	252,995	229,809
Deferred income tax and social contribution	22.2	6,358,601	8,257,252	5,771,440	6,345,249
Judicial deposits		215,274	194,212	205,939	184,383
Derivatives	20.5	71,544	51	71,544	51
Other receivables		187,670	395,892	114,528	279,069
Investments	11	149,023	58,923	22,761,453	23,229,924
Property, plant and equipment	12	37,763,295	37,225,130	16,867,502	15,546,067
Intangible assets	13	3,022,144	2,877,299	2,561,424	2,526,244
Right of use of assets	14 (a)	3,952,987	2,780,037	2,225,483	1,399,298
		53,591,202	**53,270,923**	**52,014,059**	**50,696,937**
Total assets		**88,048,858**	**92,564,368**	**73,253,447**	**75,826,062**

The notes are an integral part of the consolidated and parent company financial statements.

Statement of financial position
Fiscal years ended December 31
All amounts in thousands of reais

Liabilities and shareholders' equity	Note	Consolidated Dec/22	Consolidated Dec/21	Parent company Dec/22	Parent company Dec/21
Current liabilities					
Trade payables	15	12,246,782	12,053,266	11,487,230	13,372,846
Borrowings	16	1,254,550	1,343,494	141,738	123,775
Braskem Idesa borrowings	17	868,635	86,765		
Debenture	18	127,801	59,088	66,254	
Derivatives	20.5	195,169	256,131	110,663	227,937
Payroll and related charges		827,826	1,170,346	580,035	772,597
Taxes payable	21	491,051	1,012,116	407,213	689,942
Income tax and social contribution		381,117	1,672,844		1,501,433
Leniency agreement	25	392,486	353,385	392,486	353,385
Sundry provisions	23	530,814	465,051	451,070	377,314
Accounts payable to related parties	9(c)			1,103,328	1,241,223
Provision - geological event in Alagoas	26	4,247,609	4,378,071	4,247,609	4,378,071
Lease	14 (b)	1,039,706	675,366	506,946	321,424
Other payables		1,581,701	1,667,600	822,012	1,001,534
		24,185,247	**25,193,523**	**20,316,584**	**24,361,481**
Non-current liabilities					
Borrowings	16	31,310,710	33,553,766	5,159,164	2,840,407
Braskem Idesa borrowings	17	10,501,683	12,224,770		
Debenture	18	3,023,674	137,830	2,941,065	
Derivatives	20.5	81,917	362,915	81,917	362,915
Taxes payable	21	298,026	260,497	1,507	
Accounts payable to related parties	9(c)			29,219,068	31,827,162
Loan to non-controlling shareholders of Braskem Idesa	9(a)	2,498,093	3,646,538		
Deferred income tax and social contribution	22.2	1,153,481	1,407,434		
Post-employment benefits	27.3(a)	493,743	487,697	325,431	249,252
Provision for losses on subsidiaries	11			902,884	783,930
Legal provisions	24.1	1,171,498	1,153,830	1,164,334	1,143,439
Leniency agreement	25	510,654	769,911	510,654	769,911
Sundry provisions	23	846,133	824,212	776,019	743,997
Provision - geological event in Alagoas	26	2,378,949	3,283,188	2,378,949	3,283,188
Lease	14 (b)	3,200,824	2,481,048	1,944,930	1,356,698
Other payables		286,009	573,381	209,142	237,863
		57,755,394	**61,167,017**	**45,615,064**	**43,598,762**
Shareholders' equity	28				
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve		6,175	3,473	6,175	3,473
Revenue reserves		1,825,616	3,483,935	1,825,616	3,483,935
Additional paid in capital		(488,388)	(488,388)	(488,388)	(488,388)
Long-term incentive plans		39,413	31,932	39,413	31,932
Other comprehensive income		(2,076,066)	(3,170,158)	(2,076,066)	(3,170,158)
Treasury shares		(28,173)	(38,197)	(28,173)	(38,197)
Total attributable to the Company's shareholders		7,321,799	7,865,819	7,321,799	7,865,819
Non-controlling interest in subsidiaries		(1,213,582)	(1,661,991)		
		6,108,217	**6,203,828**	**7,321,799**	**7,865,819**
Total liabilities and shareholders' equity		**88,048,858**	**92,564,368**	**73,253,447**	**75,826,062**

The notes are an integral part of the consolidated and parent company financial statements.

Braskem S.A.

Statement of profit or loss
Years ended December 31
All amounts in thousands of reais, except earnings (loss) per share

	Note	Consolidated 2022	Consolidated 2021	Parent company 2022	Parent company 2021
Net revenue	30	**96,519,284**	**105,625,201**	**68,091,006**	**68,483,774**
Cost of products sold	32	(85,160,548)	(73,568,231)	(63,274,460)	(51,460,959)
Gross profit		**11,358,736**	**32,056,970**	**4,816,546**	**17,022,815**
Income (expenses)					
Selling and distribution	32	(2,108,417)	(2,055,640)	(1,197,999)	(1,031,183)
Loss for impairment of trade accounts receivable and others from clients	32	(38,426)	(8,914)	(5,903)	(17,422)
General and administrative	32	(2,763,983)	(2,522,127)	(1,792,211)	(1,618,946)
Research and development	32	(374,493)	(296,583)	(203,843)	(156,854)
Results from equity investments	11(b)	34,848	4,644	3,179,308	8,419,686
Other income	32	507,333	1,534,487	306,041	1,487,743
Other expenses	32	(2,343,525)	(2,669,290)	(2,258,117)	(2,523,744)
Profit (loss) before net financial expenses and taxes		**4,272,073**	**26,043,547**	**2,843,822**	**21,582,095**
Financial results	33				
Financial expenses		(5,662,693)	(5,907,155)	(4,683,077)	(4,282,309)
Financial income		2,010,134	1,827,438	1,245,237	1,506,171
Exchange rate variations, net		(572,170)	(4,002,807)	(636,389)	(2,843,867)
		(4,224,729)	**(8,082,524)**	**(4,074,229)**	**(5,620,005)**
Profit (loss) before income tax and social contribution		**47,344**	**17,961,023**	**(1,230,407)**	**15,962,090**
Current and deferred income tax and social contribution	22.1(d)	(867,735)	(3,999,403)	894,730	(1,977,144)
Net profit (loss) for the year		**(820,391)**	**13,961,620**	**(335,677)**	**13,984,946**
Attributable to:					
Company's shareholders		(335,677)	13,984,946	(335,677)	13,984,946
Non-controlling interest in subsidiaries		(484,714)	(23,326)		
Net profit (loss) for the year		**(820,391)**	**13,961,620**	**(335,677)**	**13,984,946**
Earnings per share - basic and diluted - R$	29				
Basic					
Common		(0.4215)	17.5747	(0.4215)	17.5747
Preferred shares class "A"		(0.4215)	17.5749	(0.4215)	17.5749
Preferred shares class "B"		(0.4215)	0.5798	(0.4215)	0.5798
Diluted					
Common		(0.4211)	17.5747	(0.4211)	17.5747
Preferred shares class "A"		(0.4211)	17.5242	(0.4211)	17.5242
Preferred shares class "B"		(0.4211)	0.5798	(0.4211)	0.5798

Statement of comprehensive income
Years ended December 31
All amounts in thousands of reais

	Note	Consolidated 2022	Consolidated 2021	Parent company 2022	Parent company 2021
Net profit (loss) for the year		**(820,391)**	**13,961,620**	**(335,677)**	**13,984,946**
Other comprehensive income:					
Items that will be reclassified subsequently to profit or loss					
Fair value of cash flow hedge, net of taxes		292,486	324,374	292,486	81,653
Fair value of cash flow hedge - Braskem Idesa, net of taxes					182,041
Fair value of cash flow hedge from jointly-controlled, net of taxes		267	(968)	267	(968)
		292,753	323,406	292,753	262,726
Exchange variation of foreign sales hedge, net of taxes	20.6(a)	2,060,056	(4,798)	2,060,056	(4,798)
Exchange variation of foreign sales hedge - Braskem Idesa, net of taxes	20.6(b)	786,576	211,837	589,932	158,878
		2,846,632	207,039	2,649,988	154,080
Foreign subsidiaries currency translation adjustment		(1,805,667)	1,503,148	(1,902,351)	1,591,094
Total		**1,333,718**	**2,033,593**	**1,040,390**	**2,007,900**
Defined benefit plan actuarial loss, net of taxes					
Long term incentive plan, net of taxes		10,670	23,014	10,186	23,028
Total		10,670	23,014	10,186	23,028
Total comprehensive income for the year		**523,997**	**16,018,227**	**714,899**	**16,015,874**
Attributable to:					
Company's shareholders		714,899	16,015,874		
Non-controlling interest in subsidiaries		(190,902)	2,353		
Total comprehensive income for the year		**523,997**	**16,018,227**		

The notes are an integral part of the consolidated and parent company financial statements.

Braskem S.A.

Statement of changes in equity
All amounts in thousands of reais

	Note	Capital	Capital reserve	Revenue reserves: Legal reserve	Revenue reserves: Tax incentive	Revenue reserves: Retention of profits	Revenue reserves: Additional dividends proposed	Additional paid in capital	Long-term incentive plans	Other comprehensive income	Retained earnings: Treasury shares	Retained earnings: / Accumulated losses	Total Braskem shareholders' interest	Non-controlling interest in subsidiaries	Total shareholders' equity (net capital deficiency)
										Attributed to shareholders' interest			Parent company	Consolidated	Parent company and Consolidated
At January 1, 2021		8,043,222						(488,388)	31,609	(5,209,498)	(49,704)	(4,529,547)	(2,202,306)	(1,664,212)	(3,866,518)
Comprehensive income for the year:															
Net profit for the year												13,984,946	13,984,946	(23,326)	13,961,620
Exchange variation of foreign sales hedge, net of taxes										154,080			154,080	52,959	207,039
Fair value of cash flow hedge, net of taxes										262,726			262,726	60,680	323,406
Actuarial gain with post-employment benefits, net of taxes										23,028			23,028	(14)	23,014
Foreign subsidiaries currency translation adjustment										1,591,094			1,591,094	(87,946)	1,503,148
										2,030,928		13,984,946	16,015,874	2,353	16,018,227
Equity valuation adjustments:															
Realization of additional property, plant and equipment price-level restatement, net of taxes										(26,164)		26,164			
Realization of deemed cost of jointly-controlled investment, net of taxes										(719)		719			
Long term incentive plan									323				323	(132)	191
Fair value adjustments of trade accounts receivable, net of taxes										(130)			(130)		(130)
Exchange variation in hyperinflationary economy, net of taxes										35,425			35,425		35,425
									323	8,412		26,883	35,618	(132)	35,486
Contributions and distributions to shareholders:															
Dividends-lapse of statute of limitation												1,653	1,653		1,653
Additional dividends of subsidiary												(6,000,000)	(6,000,000)		(6,000,000)
Gain on transfer of shares in custody long term incentive plan			3,473								11,507		14,980		14,980
Legal reserve				472,770								(472,770)			
Tax incentive reserve					1,017,546							(1,017,546)			
Retention of profits						643,619						(643,619)			
Additional proposed dividends							1,350,000					(1,350,000)			
			3,473	472,770	1,017,546	643,619	1,350,000				11,507	(9,482,282)	(5,983,367)		(5,983,367)
Balances at Dcember 31, 2021		8,043,222	3,473	472,770	1,017,546	643,619	1,350,000	(488,388)	31,932	(3,170,158)	(38,197)		7,865,819	(1,661,991)	6,203,828

The notes are an integral part of the consolidated and parent company financial statements.

Braskem S.A.

Statement of changes in equity

All amounts in thousands of reais

		Attributed to shareholders' interest											Parent company	Parent company and Consolidated	Consolidated
				Revenue reserves							Retained earnings				
	Note	Capital	Capital reserve	Legal reserve	Tax incentive	Retention of profits	Additional dividends proposed	Additional paid in capital	Long-term incentive plans	Other comprehensive income	Treasury shares	Accumulated losses	Total Braskem shareholders' interest	Non-controlling interest in subsidiaries	Total shareholders' equity (net capital deficiency)
At January 1, 2022		**8,043,222**	**3,473**	**472,770**	**1,017,546**	**643,619**	**1,350,000**	**(488,388)**	**31,932**	**(3,170,158)**	**(38,197)**		**7,865,819**	**(1,661,991)**	**6,203,828**
Comprehensive income for the year:															
Loss for the year												(335,677)	(335,677)	(484,714)	(820,391)
Exchange variation of foreign sales hedge, net of taxes										2,649,988			2,649,988	196,644	2,846,632
Fair value of cash flow hedge, net of taxes										292,753			292,753		292,753
Actuarial loss with post-employment benefits, net of taxes										10,186			10,186	484	10,670
Foreign subsidiaries currency translation adjustment										(1,902,351)			(1,902,351)	96,684	(1,805,667)
										1,050,576		(335,677)	714,899	(190,902)	523,997
Equity valuation adjustments:															
Realization of additional property, plant and equipment price-level restatement, net of taxes										(26,164)		26,164			
Realization of deemed cost of jointly-controlled investment, net of taxes										(719)		719			
Long term incentive plan, net of taxes									7,481				7,481		7,481
Fair value adjustments of trade accounts receivable, net of taxes										(35)			(35)		(35)
Fair value adjustments of non-controlling subsidiaries														609,827 (a)	609,827
Exchange variation in hyperinflationary economy, net of taxes										70,434			70,434		70,434
									7,481	43,516		26,883	77,880	609,827	687,707
Contributions and distributions to shareholders:															
Incentive long term plan payments with treasury shares			2,702								10,024		12,726		12,726
SUDENE tax incentive supplement					108,975							(108,975)			
Addition by company acquisition														30,720	30,720
Other												475	475		475
Additional dividends approved in the board meeting							(1,350,000)						(1,350,000)		(1,350,000)
Losses absortion	28.6					(417,294)						417,294			
Proposed dividends														(1,236)	(1,236)
			2,702		108,975	(417,294)	(1,350,000)				10,024	308,794	(1,336,799)	29,484	(1,307,315)
Balances at Dcember 31, 2022		**8,043,222**	**6,175**	**472,770**	**1,126,521**	**226,325**		**(488,388)**	**39,413**	**(2,076,066)**	**(28,173)**		**7,321,799**	**(1,213,582)**	**6,108,217**

(a) In 2022, the Company recorded the effect of the remeasurement of the fair value of loans with non-controlling shareholders of the subsidiary Braskem Idesa in Non-controlling interest in subsidiaries, and the effect of the currency translation adjustment of the foreign subsidiary was recorded in Other comprehensive income.

Braskem S.A.

Statement of cash flows
Years ended December 31
All amounts in thousands of reais

		Consolidated		Parent company	
	Note	2022	2021	2022	2021
Profit (loss) before income tax and social contribution		47,344	17,961,023	(1,230,407)	15,962,090
Adjustments for reconciliation of profit					
Depreciation and amortization	32	4,733,165	4,178,433	3,160,636	2,624,147
Results from equity investments	11(b)	(34,848)	(4,644)	(3,179,308)	(8,419,686)
Interest foreign exchange gain/losses		2,702,636	6,311,431	3,707,354	4,827,946
Provisions, net		370,153	819,130	369,529	814,475
Provision - geological event in Alagoas	26	1,520,019	1,339,765	1,520,019	1,339,765
PIS and Cofins credits - exclusion of ICMS from the calculation basis	32		(1,031,099)		(1,031,099)
Loss for impairment of trade accounts receivable and others from clients	34	38,426	8,914	5,903	17,422
Provision for losses and write-offs of long-lived assets		130,995	115,187	136,484	98,283
		9,507,890	**29,698,140**	**4,490,210**	**16,233,343**
Changes in operating working capital					
Financial investments		1,530,050	296,957	1,552,115	341,139
Trade accounts receivable		3,661,267	(2,175,285)	2,386,199	(2,798,439)
Inventories		2,138,161	(7,574,285)	1,681,916	(5,558,871)
Taxes recoverable		682,457	4,963,587	514,239	3,242,006
Other receivables		310,789	(198,556)	281,439	(292,382)
Trade payables		514,079	1,199,614	(1,963,743)	2,624,213
Taxes payable		(1,009,356)	(3,007,488)	(342,557)	(1,236,726)
Leniency agreement		(317,867)	(389,087)	(317,867)	(389,087)
Sundry provisions		(406,587)	(314,194)	(394,341)	(351,664)
Geological event in Alagoas	26	(2,742,791)	(2,928,081)	(2,742,791)	(2,928,081)
Other payables		(390,727)	805,452	(235,504)	605,553
Cash generated from operations		**13,477,365**	**20,376,774**	**4,909,315**	**9,491,004**
Interest paid		(2,904,879)	(2,883,433)	(515,154)	(427,361)
Income tax and social contribution		(1,620,747)	(2,706,856)	(1,630,567)	(1,286,429)
Net cash generated from operating activities		**8,951,739**	**14,786,485**	**2,763,594**	**7,777,214**
Proceeds from the sale of fixed and intangible assets		2,438	40,353	2,438	39,735
Dividends received		5,660	295	2,242,198	5,051,673
Additions to investments in subsidiaries		(107,090)		(27,649)	(25,000)
Acquisitions to property, plant and equipment and intangible assets		(4,848,281)	(3,421,324)	(3,715,943)	(2,768,412)
Net cash (used) generated in investing activities		**(4,947,273)**	**(3,380,676)**	**(1,498,956)**	**2,297,996**
Short-term and Long-term debt					
Acquired		6,418,208	16,308	6,418,208	5,166
Payments		(3,855,662)	(9,413,909)	(1,150,529)	(1,544,007)
Braskem Idesa borrowings					
Acquired			7,271,658		
Payments		(45,311)	(7,995,045)		
Related parties					
Acquired				1,751,225	162,620
Payments				(4,487,245)	(8,321,535)
Loan payment to non-controlling shareholders of Braskem Idesa		(34,122)	(9,545)		
Lease	14(b)	(928,890)	(841,706)	(558,342)	(465,328)
Dividends paid		(1,350,293)	(5,993,265)	(1,349,303)	(5,991,293)
Non-controlling interest in subsidiaries		21,162			
Net cash generated (used) in financing activities		**225,092**	**(16,965,504)**	**624,014**	**(16,154,377)**
Exchange variation on cash of foreign subsidiaries		(443,770)	377,529		
Increase (decrease) in cash and cash equivalents		**3,785,788**	**(5,182,166)**	**1,888,652**	**(6,079,167)**
Represented by					
Cash and cash equivalents at the beginning of the year		8,680,686	13,862,852	2,298,344	8,377,511
Cash and cash equivalents at the end of the year		12,466,474	8,680,686	4,186,996	2,298,344
Increase (decrease) in cash and cash equivalents		**3,785,788**	**(5,182,166)**	**1,888,652**	**(6,079,167)**

The notes are an integral part of the consolidated and parent company financial statements.

Braskem S.A.

Statement of value added
Years ended December 31
All amounts in thousands of reais

	Consolidated 2022	Consolidated 2021	Parent company 2022	Parent company 2021
Revenue	**111,139,155**	**122,570,956**	**82,528,289**	**85,423,927**
Sale of goods, products and services	111,373,808	122,365,849	82,849,573	85,139,280
Other income, net	(196,227)	214,021	(315,381)	302,069
Loss for doubtful accounts	(38,426)	(8,914)	(5,903)	(17,422)
Inputs acquired from third parties	**(93,586,562)**	**(81,332,425)**	**(72,307,440)**	**(59,847,246)**
Cost of products, goods and services sold	(88,894,822)	(77,283,275)	(70,129,810)	(56,803,328)
Material, energy, outsourced services and others	(4,602,273)	(4,077,762)	(2,089,770)	(3,083,715)
Gain (impaiment) of assets	(89,467)	28,612	(87,860)	39,797
Gross value added	**17,552,593**	**41,238,531**	**10,220,849**	**25,576,681**
Depreciation, amortization and depletion	(4,733,165)	(4,178,433)	(3,160,636)	(2,624,147)
Net value added produced by the Company	**12,819,428**	**37,060,098**	**7,060,213**	**22,952,534**
Value added received in transfer	**2,677,910**	**2,170,331**	**4,489,901**	**10,412,981**
Results from equity investments	34,848	4,644	3,179,308	8,419,686
Financial income	2,642,859	2,165,087	1,310,386	1,993,114
Other	203	600	207	181
Total value added to distribute	**15,497,338**	**39,230,429**	**11,550,114**	**33,365,515**
Personnel	**2,023,599**	**2,309,878**	**1,262,779**	**1,336,680**
Direct compensation	1,586,639	1,870,092	941,398	1,041,021
Benefits	353,647	357,756	236,239	215,227
FGTS (Government Severance Pay Fund)	83,313	82,030	85,142	80,432
Taxes, fees and contribuitions	**7,204,567**	**12,319,593**	**4,949,245**	**10,191,352**
Federal	2,765,320	6,246,662	579,682	4,200,579
State	4,350,684	5,947,979	4,350,684	5,947,979
Municipal	88,563	124,952	18,879	42,794
Remuneration on third parties' capital	**7,089,563**	**10,639,338**	**5,673,767**	**7,852,537**
Financial expenses	6,815,192	10,212,463	5,332,223	7,578,166
Rentals	274,371	426,875	341,544	274,371
Remuneration on own capital	**(820,391)**	**13,961,620**	**(335,677)**	**13,984,946**
Profit for the year	(335,677)	7,984,946	(335,677)	7,984,946
Dividends		6,000,000		6,000,000
Non-controlling interest in subsidiaries	(484,714)	(23,326)		
Value added distributed	**15,497,338**	**39,230,429**	**11,550,114**	**33,365,515**

The notes are an integral part of the consolidated and parent company financial statements.

Summary of Notes

All amounts in thousands of R$, except as otherwise stated

1 Operations

Braskem S.A. ("Parent Company" or Braskem) is a public corporation headquartered in Camaçari, Bahia ("BA"), which, jointly with its subsidiaries ("Company"), is controlled by Novonor S.A. ("Novonor"), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively. The ultimate parent company of Braskem is Kieppe Patrimonial S.A.

The Braskem's shares are traded on B3 S.A. Brasil, Bolsa, Balcão ("B3"), under the tickers BRKM3, BRKM5 and BRKM6, and on the New York Stock Exchange ("NYSE") under the ticker BAK and on the Madrid Stock Exchange ("LATIBEX") under the ticker XBRK.

Braskem also is engaged, among others, in the manufacture, sale, import and export of chemicals, petrochemicals and fuels, the production, supply and sale of utilities such as steam, water, compressed air and industrial gases, as well as the provision of industrial services and the production, supply and sale of electric energy and natural gas for its own use and use by other companies. Braskem also invests in other companies.

The Company has industrial plants in Brazil, the United States, Germany, and Mexico. The units produce thermoplastic resins, such as polyethylene ("PE"), polypropylene ("PP"), polyvinyl chloride ("PVC") and other basic petrochemicals.

During the second half of 2022, the spreads of the Company's petrochemical and chemical products in the international market were affected by the unbalance between global supply and demand. Several factors contributed to lower demand, including (i) "Zero-Covid" policy measures and weaker growth in China; (ii) continuing concerns about a possible recession in the United States; and (iii) the geopolitical scenario with the Russia-Ukraine conflict in Europe. Additionally, the increased supply of products with the entry of new PE and PP capacities into operation in the United States and China also contributed to the decline in the Company's petrochemical spreads in the international market.

Operations of subsidiary Braskem Idesa S. A. P. I. ("Braskem Idesa")

On September 27, 2021, Braskem Idesa signed the following documents:

(i) amendment to the ethane supply agreement ("Amendment") with PEMEX; and

(ii) agreement with Petróleos Mexicanos, PEMEX Logística and other Mexican government entities, establishing administrative support measures, especially to obtain of licenses, permits and rights of way for the project to build an ethane import terminal with the capacity to meet all of Braskem Idesa's feedstock requirements ("Terminal Agreement").

The Amendment changed the minimum contractual volume commitment to 30,000 barrels/day until the limit date of February 2025 (subject to extensions in the event of delay in obtaining the licenses for the terminal's construction). The terminal's startup is expected in the second half of 2024. The terminal project is designed to supplement ethane supply in Mexico by gaining access to new feedstock sources.

The Amendment further established first-refusal rights for Braskem Idesa in the acquisition of all ethane that PEMEX has available and does not consume in its own production process through 2045, at prices based on international references.

The approvals required for the Amendment and Terminal Agreement to come into force were obtained in October 2021 and the Amendment started producing effects retroactive to February 26, 2021, the execution date of the memorandum of understanding.

All amounts in thousands of R$, except as otherwise stated

On June 14, 2022, Braskem Idesa signed agreements with Advario B.V. to sell 50% of the capital stock of Terminal Química Puerto México ("Terminal Química"), the subsidiary of Braskem Idesa responsible for developing and operating the ethane import terminal in Mexico. In March 2023, the conditions for the conclusion of the agreement were fulfilled and Advario B.V. made a payment of US$56 million (R$292 million) to Braskem Idesa for the acquisition of 50% of equity interest in Terminal Química.

2 Basis of preparation of the financial statements

2.1 Basis of accounting

The consolidated and parent company financial statements ("financial statements") were prepared and presented in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The accounting practices adopted in Brazil are those included in Brazilian Corporation Law and the pronouncements, guidelines and technical interpretations issued by the Brazilian Accounting Pronouncements Committee ("CPC") and approved by the Federal Accounting Council ("CFC") and the Securities and Exchange Commission of Brazil ("CVM").

The individual and consolidated Statement of Value Added ("DVA"), prepared in accordance with the criteria defined in Technical Pronouncement CPC 09, is required under Brazilian Corporation Law and the accounting practices adopted in Brazil for public companies. IFRS does not require the presentation of this statement, and as such, it is presented herein as supplemental information, without prejudice to the financial statements.

2.2 Basis of presentation

The Company's financial statements were prepared under the historical cost convention, unless stated otherwise in the accounting policies. These financial statements have been prepared on a going concern basis.

The significant accounting policies applied in the preparation of these financial statements were included in the respective notes and are consistent in the fiscal years presented.

The issue of these financial statements was authorized by the Executive Board, with its disclosure authorized by the Board of Directors, at a meeting held on March 22, 2023.

All amounts in thousands of R$, except as otherwise stated

2.3 Basis of consolidation

The consolidated financial statements include the financial statements of the Parent Company and the following entities:

			Total and voting interest (%) 2022 and 2021 (*)		
		Headquarter	Direct	Indirect	Total
Direct subsidiaries					
BM Insurance Company Limited ("BM Insurance")		Bermuda	100		100
Braskem Argentina S.A. ("Braskem Argentina")		Argentina	100		100
Braskem Finance Limited ("Braskem Finance")		Cayman	100		100
Braskem Green S.A.		Brazil	100		100
Braskem Incorporated Limited ("Braskem Inc.")		Cayman	100		100
Braskem Mexico, S. de RL de C.V. ("Braskem México")		Mexico	100		100
Braskem Netherlands B.V. ("Braskem Holanda")		Netherlands	100		100
Braskem Petroquímica Chile Ltda. ("Braskem Chile")		Chile	100		100
Braskem Ventures Ltda. ("Braskem Ventures")	(i)	Brazil	100		
Cetrel S.A. ("Cetrel")		Brazil	63.70		63.70
Voqen Energia Ltda. ("Voqen")	(ii)	Brazil	100		100
Special Purpose Entities					
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter")		Brazil	100		100
Fundo de Investimento Santander Netuno Multimercado Crédito Privado Longo Prazo ("FIM Netuno")		Brazil	100		100
Indirect subsidiaries					100
B&TC B.V. ("B&TC")	(iii)	Netherlands		60	60
Braskem America Finance Company ("Braskem America Finance")		USA		100	100
Braskem America, Inc. ("Braskem America")		USA		100	100
Braskem Europe GmbH ("Braskem Alemanha")	(iv)	Germany		100	100
Braskem Idesa S.A.P.I. ("Braskem Idesa")		Mexico	0.01	75	75
Braskem Idesa Servicios S.A. de C.V. ("Braskem Idesa Serviços")		Mexico		75	75
Braskem India Private Limited ("Braskem India")		India		100	100
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")		Mexico		100	100
Braskem Mexico Servicios S. RL de C.V. ("Braskem México Serviços")		Mexico		100	100
Braskem Netherlands Finance B.V. ("Braskem Holanda Finance")		Netherlands		100	100
Braskem Netherlands Green B.V. ("Braskem Holanda Green")		Netherlands		100	100
Braskem Netherlands Inc. B.V. ("Braskem Holanda Inc.")		Netherlands		100	100
Builder Brasil Ltda. ("Builder Brasil")	(i)	Brazil		100	
Builder USA LLC. ("Builder USA")	(i)	USA		100	
Distribuidora de Água Camaçari S.A. ("DAC")		Brazil		63.70	63.70
ER Plastics B.V. ("ER Plastics")	(iii)	Netherlands		60	60
Terminal Química Puerto México ("Terminal Química")		Mexico		75	75

(*) When compared to 2021, there were no changes in the total and voting capital interests in 2022, except for the incorporation of the entities and transfer of shares listed below:

(i) Braskem Ventures, Builder Brasil and Builder USA: entities established between May 2022 and June 2022 and make up the Oxygea group whose purpose is to foster the creation and development of new business initiatives.

(ii) Voqen went operational in September 2022. Its main activities include power and natural gas trading and services rendered, as well as representation in the Free Energy Contracting Environment. In July 2022, Braskem Energy Ltda., which was 100% held by Braskem, was merged into Voqen at book value.

(iii) B&TC and ER Plastics: In August 2022, Braskem Holanda acquired 60% interest in B&TC, which holds 100% of the shares of ER Plastics, which undertakes mechanical recycling of mixed plastic waste into compression molded products (boards for use in construction and pallets).

(iv) In 2022, the direct equity interest of 5.66% in the subsidiary Braskem Alemanha was assigned to the subsidiary Braskem Holanda through then transfer of shares.

(a) Subsidiaries

The Company controls an entity when it is exposed to, or entitled to, the variable returns originating from its involvement with the entity and has the capacity to affect such returns by exercising its power over the entity.

In the Parent Company's financial statements, the subsidiaries' financial information is recognized through the equity method.

(b) Equity method Investees

The Company's investments in entities with accounting treatment using the equity method consist of their interests in associates and joint ventures.

Associates are those in which the Company, directly or indirectly, has significant influence, but not control or shared control, over the financial and operating policies. To be classified as a joint venture, a contractual agreement must exist that gives the Company shared control of the entity and granting to the Company the right to the net assets of the joint venture, and not the right to its specific assets and liabilities.

Such investments are initially recognized at cost, which includes the expenses with the transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Company's interest in the net profit or loss for the fiscal year profit or loss and other comprehensive income of equity-accounted investees, in the investee until the date on which the significant influence or joint control ceases to exist.

(c) Conversion of functional currency to presentation currency

The assets and liabilities of foreign operations are translated into Reais at the exchange rates at the reporting date. The income and expenses of foreign operations are translated into Reais at the exchange rates at the dates of the transactions. Foreign currency differences (Note 2.4) from translation to presentation currency are recognized in other comprehensive income.

Since Argentina's economy is considered hyperinflationary, to translate the financial information of the subsidiary Braskem Argentina, the assets, liabilities, equity, income and expenses are translated into Reais at the exchange rate at the reporting date.

(d) Transactions eliminated in consolidation

Intragroup balances and transactions and any unrealized revenues or expenses arising from intragroup transactions are eliminated. Unrealized gains originating from transactions with investees recorded using the equity method are eliminated against the investment proportionately to the Company's interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment loss.

All amounts in thousands of R$, except as otherwise stated

2.4 Functional and foreign currency

These financial statements are presented in Brazilian Real, which is the functional currency of the Company. All amounts have been rounded to the nearest thousand, unless otherwise stated.

The subsidiaries with a functional currency different from Brazilian Real (R$) are listed below:

Subsidiaries	Functional currency
Braskem Alemanha, B&TC e ER Plastics	Euro
BM Insurance, Braskem America, Braskem America Finance, Braskem Holanda, Braskem Holanda Finance, Braskem Holanda Inc., Braskem México Proyectos, Braskem Holanda Green, Terminal Química e Builder USA.	U.S.dollar ("US$")
Braskem Idesa, Braskem Idesa Serviços, Braskem México e Braskem México Serviços	Mexican peso
Braskem Argentina	Argentinean peso
Braskem Chile	Chilenean peso
Braskem Índia	Rupee

2.5 New standards or amendments for the current fiscal year and future requirements

(a) New standards and pronouncements adopted in the current fiscal year

In the current fiscal year, the Company identified a series of amendments under the IFRS and CPC accounting standards that became effective force for accounting periods starting on or after January 1, 2022:

- Onerous contracts: costs of fulfilling a contract (amendments to CPC 25/IAS 37).

- Annual improvements of IFRS Standards 2018-2020.

- Property, Plant and Equipment: revenue before intended use (amendments to CPC 27/IAS 16).

- Reference to the Conceptual Framework (amendments to CPC 15(R1)/IFRS 3).

The adoption of these amendments did not have any material impact on the disclosures or amounts presented in these financial statements.

(b) Future requirements

The new and amended standards and interpretations already issued but not yet effective as of the reporting date are described below:

- Classification of liabilities as current or non-current (amendments to CPC 26(R1)/IAS 1).

- Definition of accounting estimates (amendments to CPC 23/IAS 8).

- Definition of materiality for disclosure of accounting policies (amendments to CPC26(R1)/IAS1 and IFRS Practice Statement 2).

- Deferred taxes related to assets and liabilities arising from a single transaction (amendments to CPC 32/ IAS 12).

- Insurance contracts (CPC50/IFRS17).

The Company plans to adopt these new and amended standards and interpretations, if applicable, when they become effective. Management does not expect the adoption of the standards listed above to have a significant impact on the Company's consolidated financial statements in future periods.

2.6 Impacts from Russia-Ukraine conflict

Global markets are currently operating in a period marked by elevated levels of geopolitical, economic, and financial uncertainty, volatility and disruption after the Russian invasion in Ukraine. Although the length and impact of the ongoing military conflict are unpredictable, it and any other geopolitical tensions could impact global economic activity.

The Company formed a committee to monitor the consequences of sanctions applied to Russia and the developments in the conflict as well as to take any measures to minimize potential impacts on the Company, its team members and the communities where it operates.

The conflict has caused an increase in the international price of commodities related to the Company's business, such as oil and natural gas, affecting the cost of the Company's inputs used in the production process. Additionally, it had global effects on the level of demand for petrochemical products, on supply chains and industrial operations. For this reporting period, it has not caused significant adverse impacts on the Company's equity and financial position, although it is not possible to accurately predict significant adverse effects in the future.

Further sanctions, embargoes, regional instability, geopolitical changes, dysfunctions in the logistics chain, adverse effects on macroeconomic conditions, currency exchange rates and interest rates could affect the prices of products and costs of inputs in the international market, interrupt the supply chain, reduce sales and/or affect operations of the Company. As of the reporting date, the Company had not identified any relevant impacts on its business arising from the sanctions applied to date and adverse scenario caused by the geopolitical conflict.

3 Application of estimates and judgments

In preparing these financial statements, Management has made judgments and estimates that affect the application of the Company' accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results can differ from these estimates due to differences in the variables, assumptions or conditions used in making estimates.

Judgments and estimates are reviewed on an ongoing basis and are based on historical experience and other factors, including expectations of future events that are deemed reasonable under the circumstances. Revision to estimates is recognized prospectively.

Critical judgments and estimates applied by the Company in the preparation of these financial statements are presented in the following notes:

3.1 Uncertainties about premises and estimates

- **Note 12(c)**: Impairment testing of property, plant and equipment: key assumptions underlying recoverable amounts.

- **Note 13(a)**: Impairment testing of goodwill: key assumptions underlying recoverable amounts.

- **Note 20.2**: Application of hedge accounting: key assumptions underlying a highly probable forecast transaction.

- **Note 22.2**: Recognition of deferred tax assets, expectation of future taxable income against which deductible temporary differences and tax losses carryforward can be utilized.

- **Note 23(a):** Recognition and measurement of provisions for recovery of environmental damages: main assumptions regarding the probability and magnitude of the outflow of resources.

All amounts in thousands of R$, except as otherwise stated

- **Note 24:** Recognition and measurement of provisions for lawsuits: main assumptions regarding the probability and magnitude of the outflow of resources.

- **Note 26:** Recognition and measurement of provision for costs arising from the geological event in Alagoas: main assumptions regarding the probability and magnitude of the outflow of resources.

4 Risk management

The Company is exposed to market risks arising from variations in commodity prices, foreign exchange rates and interest rates, credit risks of its counterparties in cash equivalents, financial investments and trade accounts receivable, and liquidity risks to meet its obligations from financial liabilities.

The Company adopts procedures for managing market and credit risks that are in conformity with its Financial Policy, which is reviewed by the Board of Directors quarterly. The purpose of risk management is to protect the Company's cash flows and reduce the threats to the financing of its operating working capital and investment programs.

4.1 Market risks

The Company prepares a sensitivity analysis for foreign exchange rate and interest rate risks to which it is exposed, presented in Note 20.8.

Management of the interest rate benchmark reform and associated risks

Overview

The planning for an organized replacement of interbank offered rates ("IBORs") for alternative, nearly risk-free interest rates (RFRs, or "Risk-Free Rates") is in progress. Initiatives are being adopted to adapt the market before the discontinuation of IBORs, which is expected for June 2023.

The Company uses IBORs as reference rates on several of its financial instruments, and as part of these market-wide initiatives, RFRs will eventually replace such reference rates. While the transition will force modifications on contracts that use IBORs as reference rates, the Company expects no significant impact on its risk management after its completion. However, it will continue to monitor the transition and implement whatever changes or new controls are deemed to be appropriate as potential issues arise.

Derivatives

The Company's derivative instruments traded on over-the-counter market are governed by contracts based on the master agreements of the International Swaps and Derivatives Association ("ISDA"), and entered into with counterparties in the international banking market.

As part of the IBOR reform, the ISDA published a protocol that changed all master agreements in force to include RFRs as replacement rates (fallback) for use upon discontinuation of the various IBORs. The protocol came into force as of January 25, 2021. The Company and the subsidiaries Braskem America, Braskem Idesa and Braskem Holanda Finance already haves carried out its adoption.

Liabilities

As of December 31, 2022, the Company has bank loans with interest rates linked to LIBOR in US$ (see notes 16 and 17), which consequently will be subject to IBOR reform. The Company expects the benchmark interest rate of these loans to be changed to guaranteed forward rates at the Security Overnight Financing Rate (SOFR) by June 2023. The Company estimates that the updated cash flows will be economic equivalent to the original and has no expectation of material impacts.

All amounts in thousands of R$, except as otherwise stated

(a) Exposure to commodity risks

Most of Braskem's feedstocks (naphtha, ethane, propane and propylene) and main products (PE, PP and PVC) are commodities quoted on international markets. A series of factors determine the dynamics of these quotes, nevertheless our sales prices are also impacted in a similar proportion when compared with our feedstock supply chain.

(b) Exposure to foreign exchange risk

Considering the dynamics of the international petrochemical market, where prices are mostly pegged to international dollar-denominated references, the Company's sales in Brazil and Mexico are strongly correlated to the US$.

To mitigate the long-term exchange risk, since September 2016, the Company started to contract financial derivatives to compose a Long-Term Foreign Exchange Hedge Program, by dollar call and put option contracts, hedging expected cash flows over a 18-month horizon, as detailed in Note 20.5.

In addition to this program, to maintain the balance of the dollar-denominated assets and liabilities exposure, as established in its Financial Policy, the Company will maintain at least 70% of the net debt exposed to the dollar. If convenient, the Company may maintain a percentage of more than 70%, although subject to a sensitivity analysis of key financial indicators and proof of the inexistence of significant risk of deterioration of these indicators.

On December 31, 2022, the Company prepared a sensitivity analysis for its exposure to the fluctuation in US$, as disclosed in Note 20.8.

(c) Exposure to interest rate risk and other indices

The Company is exposed to the risk that a variation in floating interest rates causes an increase in its financial expense due to payments of future interest. Debt denominated in foreign currency subject to floating rates is mainly subject to fluctuations in LIBOR. Debt denominated in R$ is mainly subject to the variation in the Interbank Certificate of Deposit ("CDI") rate.

As of December 31, 2022, the Company prepared a sensitivity analysis for the exposure to the floating interest rates LIBOR, CDI, SELIC, SOFR and Extended National Consumer Price Index ("IPCA"), as disclosed in Note 20.8.

4.2 Exposure to credit risk and other indices

The transactions that subject the Company to the concentration of credit risks are mainly in bank checking accounts, financial investments, and trade accounts receivable in which the Company is exposed to the risk of the financial institution or customer involved. In order to manage this risk, the Company maintains bank current accounts and financial investments with major financial institutions, weighting concentrations in accordance with the credit rating and the daily prices observed in the Credit Default Swap market for the institutions, as well as netting contracts that minimize the total credit risk arising from the many financial transactions entered into by the parties.

As of December 31, 2022, 33.8% of the amounts recorded as "Cash and cash equivalents" (Note 5) and "Financial Investments" (Note 6) were allocated to financial institutions that had offset agreements with the Company. The obligations under these agreements are accounted for under "Borrowings" (Note 16). The effective netting of these amounts is possible only in the event of default by one of the parties.

With respect to the credit risk of customers, the Company protects itself by performing analysis before granting credit and obtaining secured and unsecured guarantees when considered necessary, including credit insurance.

All amounts in thousands of R$, except as otherwise stated

The maximum exposure to credit risk of non-derivative financial instruments on the reporting date is the sum of their carrying amounts less any impairment losses.

4.3 Liquidity risk

The Company has a calculation methodology to determine a minimum cash "monthly vision" (30-day horizon) and a minimum cash "yearly vision" (up to 12-month horizon) for the purpose of, respectively: (i) monitoring the liquidity needed to comply with obligations of the following month; and (ii) monitoring Company´s maintains liquidity during potential crisis.

The amounts to determine the minimum cash "yearly vision" are calculated based on the projected operating cash generation, less short-term debts and working capital needs. The amounts used for determining the minimum cash "monthly vision" consider the projected operating cash disbursement, debt service and investments in projects, as well as the planned disbursement for derivatives maturing in the period, among other items. According to its Financial Policy, the Company uses as minimum cash the greater of these two references.

In December 2021, the Company, in keeping with its commitment to maintain its financial liquidity, renewed an international revolving credit facility in the amount of US$1 billion (R$5.2 billion), which expires in 2026. This credit line may be used without restrictions to improve the Company's credit quality or in the event of deterioration in the macroeconomic scenario. As of December 31, 2022, this new credit line had not been used.

The Company's financial liabilities, including the amounts due under the Leniency Agreement (Note 25), are shown in the table below by maturity. These amounts are calculated based on cash flows not discounted that consider future financial charges and may not be reconciled with the amounts disclosed in the statement of financial position.

					Consolidated
	Until one year	Between one and two years	Between two and five years	More than five years	Total
Trade payables	12,461,129	3,069			12,464,198
Borrowings	1,360,722	3,139,258	3,931,315	57,625,391	66,056,686
Debentures	136,142	102,090		6,167,985	6,406,217
Braskem Idesa borrowings	996,697			17,274,826	18,271,523
Derivatives	192,226	5,691		88,273	286,190
Loan to non-controlling shareholder of Braskem Idesa				4,391,832	4,391,832
Leniency agreement	434,804	658,154			1,092,958
Lease	1,109,048	855,803	581,592	2,436,734	4,983,177
At December 31, 2022	**16,690,768**	**4,764,065**	**4,512,907**	**87,985,041**	**113,952,781**
Interest discounted to present value	(448,749)	(391,400)	(802,551)	(45,003,432)	(46,646,132)
Carrying amount	**16,242,019**	**4,372,665**	**3,710,356**	**42,981,609**	**67,306,649**

4.4 Capital management

The Company's policy is to maintain capital management to ensure the continuity and development of its business and to maintain the trust of investors, creditors and the general market. The capital structure, according to the Management, considers the balance between own capital and net debt. This composition meets the Company's policy providing a consistent return to shareholders and other stakeholders. This structure also allows borrowing costs to maximize shareholder remuneration.

Due to the impact of US$ on the Company's operations, Management believes that the own capital used for capital management purposes should be measured in US$ and on a historical basis. Moreover, the Company may

All amounts in thousands of R$, except as otherwise stated

temporarily maintain another capital structure, for example, during periods of growth, when the Company may finance a large portion of its projects through borrowings, provided that this option maximizes return for shareholders once the financed projects start operating. In order to adjust and maintain the capital structure, the Management may also consider the sale of non-strategic assets, the issue of new shares or even adjustments to dividend payments.

As is the case of liquidity, capital is managed at the consolidated level, except for the liquidity and capital of the subsidiary Braskem Idesa and other subsidiaries with non-controlling interest, whose specific management is concentrated at the subsidiaries level.

5 Cash and cash equivalents

		Consolidated		Parent company	
		Dec/22	Dec/21	Dec/22	Dec/21
Cash					
Domestic market		517,236	676,083	515,065	676,080
Foreign market	(i)	5,556,972	4,374,739		
Cash equivalents					
Domestic market		3,684,999	1,141,221	3,671,931	1,107,352
Foreign market	(i)	2,707,267	2,488,643	-	514,912
Total		**12,466,474**	**8,680,686**	**4,186,996**	**2,298,344**

(i) On December 31, 2022, it includes cash of R$1,036,265 of cash and R$1,248,756 of cash equivalents (2021: R$1,267,582 of cash and R$505,749 of cash equivalents) of the subsidiary Braskem Idesa, which cannot be used by the other subsidiaries of the Company.

Cash equivalents are represented mainly by fixed-income instruments and time deposits, such as bank deposit certificates ("CDBs"), treasury bonds, financial bills, repurchase of debentures, and shares of fixed income investment funds. These assets may be directly held by the Company or through its exclusive funds, FIM Júpiter and FIM Netuno. Average yield of cash equivalents is presented jointly with financial investments (see note 6).

The cash equivalents abroad consist of fixed income instruments (Time Deposit) and interest bearing accounts.

All amounts in thousands of R$, except as otherwise stated

6 Financial investments

		Consolidated		Parent company	
		Dec/22	Dec/21	Dec/22	Dec/21
Amortized cost					
Time deposit investments			106,271		106,271
Fair value through profit or loss					
LFT´s and LF´s	(i)	1,789,375	2,337,171	1,765,518	2,337,172
Restricted funds investments	(ii)	305,485	852,362	288,351	835,517
Other		217,771	213,751	75,060	79,354
Total		**2,312,631**	**3,509,555**	**2,128,929**	**3,358,314**
Current assets		2,295,497	3,492,710	2,128,929	3,358,314
Non-current assets	(iii)	17,134	16,845		
Total		**2,312,631**	**3,509,555**	**2,128,929**	**3,358,314**

(i) These refer to Brazilian floating-rate government bonds ("LFTs") issued by the Brazilian federal government and floating-rate bonds ("LFs") issued by financial institutions.

(ii) Includes the following amounts: R$175,153 (2021: R$835,517) in restricted funds used in the Program for Relocation of Residents in Alagoas (Note 26.1(i)); and R$130,332 (2021: R$16,845) their use depends on complying with the contractual obligations of the debentures and borrowings. See Note 18.

(iii) In the statement of financial position, the non-current balance is presented under Other receivables.

In 2022, financial investments and cash equivalents (Note 5) in Brazilian R$ had an average yield of 102.59% of the CDI p.a. (2021: 102.50%) and financial investments and cash equivalents in foreign currency (Note 5) had an average yield of 1.18% p.a. (2021: 0.45% p.a.).

All amounts in thousands of R$, except as otherwise stated

7 Trade accounts receivable

The Company's average receivables term is generally 30 days; therefore, the carrying value of the trade accounts receivable corresponds to their fair value. The Company realizes part of its trade accounts receivable through the sale of trade notes to funds and financial institutions that acquire receivables. These operations are not entitled to recourse and the risks and benefits over the receivables are transferred and the trade accounts receivable are derecognized.

As of December 31, 2022, the amounts of trade accounts receivable transferred and derecognized maturing after December 31, 2022, were R$2.9 billion in the Parent Company and R$3.5 billion in the Consolidated (2021: R$2.8 billion in the Parent Company and R$3.5 billion in the Consolidated).

Expenses with interest related to the transfer of the abovementioned receivables were R$66 million in the Parent Company and R$73 million in the Consolidated (2021: R$37 million in the Parent Company and R$39 million in the Consolidated, recorded under Financial Expenses.

	Note	Consolidated		Parent company	
		Dec/22	Dec/21	Dec/22	Dec/21
Customers					
Domestic market					
Third parties		1,533,675	2,851,701	1,418,461	2,692,090
Related parties	9	13,791	12,240	36,194	95,271
		1,547,466	2,863,941	1,454,655	2,787,361
Foreign market					
Third parties		1,796,559	4,434,653	277,995	790,429
Related parties	9			1,321,704	2,028,834
		1,796,559	4,434,653	1,599,699	2,819,263
Expected credit losses	(ii)	(112,091)	(131,634)	(76,160)	(114,201)
Total		**3,231,934**	**7,166,960**	**2,978,194**	**5,492,423**
Current assets		3,231,934	7,153,565	2,978,194	5,483,610
Non-current assets	(i)		13,395		8,813
Total		**3,231,934**	**7,166,960**	**2,978,194**	**5,492,423**

(i) In the statement of financial position, the non-current balance is presented under Other receivables.

(ii) According to the Management, the Company's Expected Credit Losses ("PCE") are considered sufficient to cover any losses of receivables. To estimate this loss, the Company considers the following criteria: (i) receivables past due and falling due within 90 days, weighted by each client's operational risk; (ii) receivables in renegotiation process; (ii) receivables past due 90 to 180 days; (iv) receivables past due over 180 days; (v) receivables in collection by the courts; and (vi) receivables from clients classified with high operational risk. The table below shows PCE by maturity:

	Consolidated			Parent company		
	Trade accounts receivable	Expected credit losses	Total	Trade accounts receivable	Expected credit losses	Total
Accounts receivables not past due	2,687,775	(34,931)	2,652,844	2,717,311	(5,213)	2,712,098
Past due securities:						
Up to 90 days	536,289	(6,783)	529,506	239,609	(4,146)	235,463
Between 91 to 180 days	25,015	(3,010)	22,005	20,789	(2,167)	18,622
Above 180 days	94,946	(67,367)	27,579	76,645	(64,634)	12,011
Total	**3,344,025**	**(112,091)**	**3,231,934**	**3,054,354**	**(76,160)**	**2,978,194**

All amounts in thousands of R$, except as otherwise stated

The changes in the expected credit loss are presented below:

	Consolidated		Parent company	
	Dec/22	Dec/21	Dec/22	Dec/21
Balance at the beginning of the year	(131,634)	(173,007)	(114,201)	(144,191)
Additions	(87,898)	(144,888)	(12,306)	(31,028)
Reversals	71,400	149,681	29,999	24,438
Write-off of securities considered uncollectible	36,041	36,580	20,348	36,580
Balance at the end of the year	**(112,091)**	**(131,634)**	**(76,160)**	**(114,201)**

Write-off of receivables deemed bad debt

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof.

All amounts in thousands of R$, except as otherwise stated

8 Inventories

		Consolidated		Parent company
	Dec/22	Dec/21	Dec/22	Dec/21
Finished goods	8,558,025	9,271,708	5,685,387	5,887,477
Semi-finished goods	663,182	568,914	663,182	568,914
Raw materials, production inputs and packaging	2,747,525	3,356,660	2,179,671	2,658,935
Maintenance materials	869,953	766,994	437,959	352,009
Advances to suppliers	124,285	62,573	103,342	45,558
Imports in transit	1,067,094	2,308,252	1,067,000	2,308,252
Total	**14,030,064**	**16,335,101**	**10,136,541**	**11,821,145**

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is recorded at the weighted average cost. In the case of manufactured inventories, besides raw materials and other consumables, cost includes an appropriate share of production overheads based on normal operating capacity.

The effect of the provision for inventories at the year is shown below:

		Consolidated	Parent company
Balance at December 31, 2020		**122,572**	**121,901**
Additions		97,911	93,607
Utilization/reversals		(138,265)	(136,564)
Balance at December 31, 2021		**82,218**	**78,944**
Additions	(i)	533,471	437,429
Utilization/reversals		(103,583)	(100,333)
Balance at December 31, 2022		**512,106**	**416,040**

(i) the increase in the provision refers mainly to the net realizable value of inventories in certain product lines, which is explained by the lower sales prices compared to the values of inventories recorded on the balance sheet due to the current economic scenario.

All amounts in thousands of R$, except as otherwise stated

9 Related parties

(a) Consolidated

								Consolidated
	Balances at December 31, 2022				Balances at December 31, 2021			
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies			
Balance sheet	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total
Assets								
Current								
Trade accounts receivable		11,924	1,867	13,791		4,894	7,346	12,240
Inventories (advance to suppliers)		61,428		61,428		9,927		9,927
Dividends and interest on capital			4,296	4,296				
Other receivables - Related parties	11,348	287		11,635		287		287
Non-current								
Other receivables - Related parties		5,657		5,657		38,987		38,987
Total assets	11,348	79,296	6,163	96,807		54,095	7,346	61,441
Liabilities								
Current								
Trade payables	126,014	137,764	14,189	277,967	103,259	134,063	11,113	248,435
Other payables	4	233,133	314	233,451		296,984	345	297,329
Non-current								
Trade payables	3,069			3,069				
Loan to non-controlling shareholders of Braskem Idesa			2,498,093	2,498,093			3,646,538	3,646,538
Total liabilities	129,087	370,897	2,512,596	3,012,580	103,259	431,047	3,657,996	4,192,302

	Year ended December 31, 2022				Year ended December 31, 2021			
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies			
	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (i)	Total
Transactions								
Sales of products		182,218	437,514	619,732		171,665	540,855	712,520
Purchases of raw materials, finished goods services and utilities	(334,363)	(22,900,140)	(24,813)	(23,259,316)	(306,426)	(19,833,063)	(6,953)	(20,146,442)
Financial income (expenses), net	(854)	(33,656)	41,082	6,572	(141)	(11,758)	(245,819)	(257,718)
General and administrative expenses			(45,329)	(45,329)			(67,273)	(67,273)
Other income (expenses)		51,248		51,248		(217,497)		(217,497)

(i) Borealis, Grupo Idesa, Refinaria de Petróleo Riograndense S.A e Vexty

All amounts in thousands of R$, except as otherwise stated

(b) Parent Company

	Associates companies, Jointly-controlled investment and Associates companies							Related companies			Balances at December 31, 2022
Balance sheet	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter and Netuno	Other (i)	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (ii)	Total
Assets											
Current											
Cash and equivalents						1,074,871					1,074,871
Financial investments						2,015,355					2,015,355
Trade accounts receivable		1,206,582		5,811	109,311		22,403		11,924	1,867	1,357,898
Inventories (advance to suppliers)									61,428		61,428
Dividends and interest on capital										4,296	4,296
Other receivables - Related parties		26,860	83	13,150	6		1,151	11,348	287		52,885
Non-current											
Other receivables - Related parties									5,657		5,657
Total assets		**1,233,442**	**83**	**18,961**	**109,317**	**3,090,226**	**23,554**	**11,348**	**79,296**	**6,163**	**4,572,390**
Liabilities											
Current											
Trade payables		8,488,570					22,437	125,828	137,764	14,189	8,788,788
Accounts payable to related parties											
Advance to export	24,404	5,860	877,745	14,461							922,470
Other payables		180,737		121							180,858
Other							3,073	4	233,133	314	236,524
Non-current											
Trade payables								3,069			3,069
Accounts payable to related parties											
Advance to export	652,613	9,880	28,123,506	433,069							29,219,068
Total liabilities	**677,017**	**8,685,047**	**29,001,251**	**447,651**			**25,510**	**128,901**	**370,897**	**14,503**	**39,350,777**

	Associates companies, Jointly-controlled investment and Associates companies							Related companies			Year ended December 31, 2022
	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter and Netuno	Other (i)	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (ii)	Total
Transactions											
Sales of products		6,237,273		74,602	526,524		188,401		182,218	437,514	7,646,532
Purchases of raw materials, finished products services and utilities		(24,139,628)		(4)			(223,498)	(332,898)	(22,900,140)	(24,813)	(47,620,981)
Financial income (expenses), net	62,669	262,105	(530,485)	(4,987)	(8,961)	509,973	(2,154)	(854)	(33,656)	(6,701)	246,949
General and administrative expenses										(43,855)	(43,855)
Other income (expenses)			6,998						51,248		58,246

(i) Braskem Alemanha, Braskem Chile, Braskem Idesa, Braskem Netherlands Finance, Cetrel S.A, Lantana e Voqen Energia.
(ii) Borealis, Grupo Idesa, Refinaria de Petróleo Riograndense S.A e Vexty.

All amounts in thousands of R$, except as otherwise stated

											Balances at December 31, 2021
	Associates companies, Jointly-controlled investment and Associates companies								Related companies		
Balance sheet	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter and Netuno	Other (i)	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (ii)	Total
Assets											
Current											
Cash and equivalents						1,140,705					1,140,705
Financial investments						2,966,206					2,966,206
Trade accounts receivable		1,891,904		20,846	116,084		83,031		4,894	7,346	2,124,105
Inventories (advance to suppliers)									9,927		9,927
Dividends and interest on capital			4,296	4,296							8,592
Other receivables - Related parties		20,900	30	18,196	6		2,729		287		42,148
Non-current											
Other receivables - Related parties									38,987		38,987
Loan agreements							1,486				1,486
Total assets		1,912,804	4,326	43,338	116,090	4,106,911	87,246		54,095	7,346	6,332,156
Liabilities											
Current											
Trade payables		10,826,971		4			22,102	103,257	134,063	11,113	11,097,510
Accounts payable to related parties											
Advance to export	68,262		945,161	15,466							1,028,889
Other payables		212,334									212,334
Other		18,575							296,984	345	315,904
Non-current											
Accounts payable to related parties											
Advance to export	2,506,445		28,857,536	463,181							31,827,162
Total liabilities	2,574,707	11,057,880	29,802,697	478,651			22,102	103,257	431,047	11,458	44,481,799

											Balances at December 31, 2021
	Associates companies, Jointly-controlled investment and Associates companies								Related companies		
	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	FIM Júpiter and Netuno	Other (i)	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other (ii)	Total
Transactions											
Sales of products		6,363,916		156,861	559,043		242,905		171,665	540,855	8,035,245
Purchases of raw materials, finished products services and utilities		(24,464,469)		(5,216)			(196,801)	(306,315)	(19,833,063)	(6,953)	(44,812,817)
Financial income (expenses), net	(718,872)	(587,670)	(4,472,401)	(62,345)	6,801	227,316	8,716	(141)	(11,758)	(2,146)	(5,612,500)
General and administrative expenses										(66,120)	(66,120)
Other expenses									(217,497)		(217,497)

(i) Braskem Alemanha, Braskem Chile, Braskem Idesa, Braskem Netherlands Finance, Cetrel S.A, Lantana e Voqen Energia.

All amounts in thousands of R$, except as otherwise stated

(c) New and/or renewed agreements with related companies

As provided for in Braskem's bylaws, the Board of Directors has the exclusive power to approve on any contract with related parties that exceed R$20,000 per transaction or R$60,000 collectively per year. This is valid for contracts between Braskem and its subsidiaries and: (i) direct or indirect subsidiaries of Braskem in whose capital an interest is held by the controlling shareholder, by any direct or indirect subsidiaries thereof or by Key Management Personnel of such entities; (ii) associates of Braskem and subsidiaries of such entities; and (iii) joint ventures in which Braskem participates and any subsidiaries thereof.

The related parties that have significant relationship with the Company are as follows:

Novonor and its direct and indirect subsidiaries:

- Tenenge Montagem e Manutenção Ltda. ("Tenenge")

In February 2022, the Company entered into an electromechanical assembly service agreement to expand the production capacity of the Ethylene-Ethanol Unit located in Trunfio, Rio Grande do Sul with Tenenge, with duration from February 9, 2022 to July 31, 2023. The estimated amount of the agreement is R$142 million.

Petrobras and its indirect joint ventures:

- Companhia de Gás do Estado do Rio Grande do Sul ("Sulgás")

In March 2022, the Company entered into the agreement with Sulgás to acquire natural gas, via local gas distribution pipeline, its terms to June 2023. The estimated amount of the amendment is R$270 million.

- Gás de Alagoas S.A. ("Algás")

In March 2022, the Company entered into the amendment with Algás for the supply of natural gas to Braskem units located in the state of Alagoas, via a local gas distribution pipeline, its terms to December 2024. The estimated value of the amendment is R$1.5 billion.

In July 2022, Petrobras has no more equity interest in Sulgás and Algás and, upon which they ceased to be a related party to Braskem.

Non-controlling shareholders of Braskem Idesa:

- Grupo Idesa, S.A. de C.V.

- Etileno XXI, S.A. de C.V.

Loan payable to the non-controlling shareholders of Braskem Idesa, with maturity in December 2029 and contractual interest of 7% p.a. These funds were used by Braskem Idesa to finance to build its operational assets. The Company remeasured this interest rate at fair value and recorded the effect in these financial statements.

(d) Key management personnel compensation

The expenses related to the remuneration of key management personnel, including the Board of Directors, the Chief Executive Officer and vice-presidents, recorded in the profit or loss for the year, are shown as follows:

All amounts in thousands of R$, except as otherwise stated

		Consolidated
Statement of profit or loss transactions	2022	2021
Remuneration		
Wages and recurring benefits	52,982	51,826
Short-term variable compensation	30,484	67,908
Post-employment benefit	1,636	2,121
Long term incentive plan	16,938	14,394
Total	**102,040**	**136,249**

Compensation of the Company's key management personnel includes salaries, short and long-term incentives, non-cash benefits and contributions to a post-employment defined benefit plan (see Note 27).

10 Taxes recoverable

			Consolidated		Parent company
		Dec/22	Dec/21	Dec/22	Dec/21
Parent Company and subsidiaries in Brazil					
Value-added tax on sales and services (ICMS)		410,138	291,424	409,782	291,424
ICMS - credits from PP&E		302,940	224,308	302,771	224,308
Social integration program (PIS) and social contributic	(a)	560,002	250,491	552,110	250,491
PIS and Cofins - credits from PP&E		546,427	447,476	546,427	447,476
REINTEGRA program		20,504	21,764	20,504	21,764
Federal tax credits	(b)	153,960	948,448	153,960	948,448
Other		68,514	89,205	58,791	74,364
Foreign subsidiaries					
Value-added tax ("IVA")		579,672	348,021	-	-
Other		131,867	59,579	-	-
Total		**2,774,024**	**2,680,716**	**2,044,345**	**2,258,275**
Current assets		1,156,355	1,428,658	862,594	1,301,432
Non-current assets		1,617,669	1,252,058	1,181,751	956,843
Total		**2,774,024**	**2,680,716**	**2,044,345**	**2,258,275**

(a) PIS and COFINS

Complementary Law 194/2022 was published, which reduced to zero the rates of the contributions levied on sales of fuels, which increased the respective credits.

(b) Federal tax credits

Up to December 31, 2021, the balance was primarily composed of federal tax credits related to exclusion of ICMS from the PIS and Cofins tax calculation base. As of December 31, 2022, of the total tax credit recorded by the Company related to this tax, since 2019, R$5,093,151 has been offset, with the decision on the credit becoming final and unappealable.

All amounts in thousands of R$, except as otherwise stated

11 Investments

See the accounting policy in Note 2.3 Basis of Consolidation.

(a) Information on investments

	Note	Adjusted net profit (loss) for the year		Adjusted equity	
		2022	2021	2022	2021
Direct subsidiaries					
BM Insurance		5,488	(5,019)	10,712	4,822
Braskem Argentina		(67,097)	39	59,060	103,221
Braskem Chile		10,666	7,669	57,375	50,275
Braskem Energy	(i)	1,112	562		25,562
Braskem Finance		(120,400)	(211,879)	(902,884)	(782,485)
Braskem Holanda		3,238,466	8,405,959	22,061,740	22,328,631
Braskem Inc.	(ii)	(16,862)	743		16,824
Braskem México		3,667	17,689	364,915	369,658
Braskem Ventures	2.3(ii)	(4,122)		18,340	
Cetrel		65,398	15,952	338,907	274,246
Lantana	(ii)	87	(104)		(1,500)
Voqen	2.3(i)	(174)		27,503	
Indirect subsidiaries					
B&TC	2.3(iii)	(81)		57,847	
Braskem Alemanha		1,360,656	4,241,046	5,758,328	7,504,251
Braskem America		1,546,807	4,549,245	5,336,320	6,925,245
Braskem America Finance		(13,765)	(219,526)	(243,177)	(245,200)
Braskem Netherland Finance		(61,813)	(97)	559,639	15,604
Braskem Netherland Inc		(30,399)	(2,670)	146,606	9,126
Braskem Idesa		(1,618,812)	(116,471)	(5,459,379)	(7,046,221)
Braskem Idesa Serviços		2,637	(2,822)	42,640	40,894
Braskem Índia		(31)	980	2,266	2,728
Braskem México Proyectos		(285,206)	29,408	1,759,597	2,636,786
Braskem México Serviços		(1)	(1)	48	50
DAC		55,088	36,763	90,472	92,799
ER Plastics	2.3(iii)	(6,633)		(8,205)	
Terminal Química		369		500,014	4
Jointly-controlled investment					
Refinaria de Petróleo Riograndense S.A.	(iii)	76,450	312	110,040	50,064
Bioglycols LLC	(iv)	(3,977)		80,757	
Associate					
Borealis Brasil S.A.	(v)	53,617	45,490	252,053	205,568

(i) Company absorbed by Voqen in July 2022.

(ii) Companies dissolved in December 2022.

(iii) RPR's main activities are the refining, processing and sale and import of oil, its byproducts and correlated products. The percentage of Braskem's equity interest in the capital of RPR on December 31, 2022 is 33.20% (2021: 33.20%).

(iv) Bioglycols was incorporated in March 2022, which currently is in the pre-operational phase. Its main activities will be the production and marketing of monoethylene glycol (MEG) and monopropylene glycol (MPG).

(v) Borealis' main activities are the production and commercialization of petrochemical byproducts and correlated products. The percentage of Braskem's ownership interest in the capital of Borealis on December 31 , 2022 is 20% (2021: 20%).

All amounts in thousands of R$, except as otherwise stated

(b) Changes in investments and provision for losses in subsidiaries: Parent company

Of the amount in income from equity interests, R$3,179,308 refer to results from equity investments (2021: R$8,556,174, of which R$8,555,905 refers to results from equity investments and R$269 refers to the receipt of dividends arising from investments measured at fair value through profit or loss, classified as financial investments (see Note 6)).

					Equity in results of investees					
Investments	Note	Balance at Dec/21	Capital increase (reduction)	and interest on equity	Effect of results	Elimination of fit in inventories	Outros	Equity valuation adjustments	Currency translation adjustments	Balance at Dec/22
Direct subsidiaries										
BM Insurance		4,822			5,489				402	10,713
Braskem Argentina		60,182			(67,097)	52,804		70,433	(47,496)	68,826
Braskem Chile		28,915			10,666	26,799			(3,566)	62,814
Braskem Energy		25,562	(26,723)		1,161					
Braskem Holanda		22,066,768	349,118	(2,144,433)	3,225,494	(108,209)	183	333,781	(1,814,168)	21,908,534
Braskem Inc.		16,823			(16,862)		39			
Braskem México		369,660			3,664				(8,407)	364,917
Braskem Ventures			22,462		(4,122)					18,340
Cetrel		174,687		(2,169)	43,356					215,874
Voqen			27,723		(220)					27,503
Indirect subsidiaries										
Braskem Alemanha	2.3(iv)	424,770	(346,331)	(139,382)	90,059				(29,116)	
Jointly-controlled investment										
RPR		16,623		(4,296)	25,384			(1,174)		36,537
Associate										
Borealis		41,112		(5,013)	11,296					47,395
Total		23,229,924	26,249	(2,295,293)	3,328,268	(28,606)	222	403,040	(1,902,351)	22,761,453
Provision for loss in subsidiaries										
Direct subsidiaries										
Braskem Finance		(782,485)			(120,354)					(902,839)
Lantana		(1,445)	1,400							(45)
Total		(783,930)	1,400		(120,354)					(902,884)

(c) Impact on the consolidation of Braskem Idesa

The Company presents the financial information of the subsidiary Braskem Idesa, which holds a non-controlling interest with material effects on the Company's consolidated statements:

All amounts in thousands of R$, except as otherwise stated

Balance sheet

	Consolidated Braskem Ex Braskem Idesa consolidated		Braskem Idesa consolidated (i)		Eliminations		Consolidated	
	2022	2021	2022	2021	2022	2021	2022	2021
Assets								
Curent								
Cash and cash equivalents	10,282,142	6,907,355	2,184,332	1,773,331			12,466,474	8,680,686
Financial investments	2,295,497	3,492,710					2,295,497	3,492,710
Trade accounts receivable	3,621,335	6,607,762	73,195	1,225,479	(462,596)	(679,676)	3,231,934	7,153,565
Inventories	12,921,617	15,325,001	1,108,447	1,010,100			14,030,064	16,335,101
Taxes recoverable	905,844	1,402,100	250,511	26,558			1,156,355	1,428,658
Income tax and social contribution	392,062	1,189,812					392,062	1,189,812
Derivatives	157,906	33,816					157,906	33,816
Other receivables	628,447	841,473	68,544	137,624	30,373		727,364	979,097
	31,204,850	**35,800,029**	**3,685,029**	**4,173,092**	**(432,223)**	**(679,676)**	**34,457,656**	**39,293,445**
Non-current								
Taxes recoverable	1,328,695	983,655	288,974	268,403			1,617,669	1,252,058
Income tax and social contribution	252,995	230,069					252,995	230,069
Deferred tax	6,671,492	6,481,642	488,116	1,775,610	(801,007)		6,358,601	8,257,252
Related parties	7,250,756	10,064,320			(ii) (7,250,756)	(10,064,320)		
Derivatives	71,544	51					71,544	51
Judicial deposits	215,274	194,212					215,274	194,212
Other receivables	187,107	370,928	563	24,964			187,670	395,892
Investments	149,023	58,923					149,023	58,923
Property, plant and equipment	24,319,015	23,510,588	14,126,939	14,483,720 (iii)	(682,659)	(769,178)	37,763,295	37,225,130
Intangible	2,730,124	2,572,675	292,020	304,624			3,022,144	2,877,299
Right of use of assets	3,638,507	2,427,633	910,900	352,404 (vi)	(596,420)		3,952,987	2,780,037
	46,814,532	**46,894,696**	**16,107,512**	**17,209,725**	**(9,330,842)**	**(10,833,498)**	**53,591,202**	**53,270,923**
Total assets	**78,019,382**	**82,694,725**	**19,792,541**	**21,382,817**	**(9,763,065)**	**(11,513,174)**	**88,048,858**	**92,564,368**
Liabilities and shareholders' equity								
Current								
Trade payables	11,418,031	11,861,563	1,291,347	871,379	(462,596)	(679,676)	12,246,782	12,053,266
Borrowings	1,254,550	1,343,494					1,254,550	1,343,494
Debentures	127,801	59,088					127,801	59,088
Braskem Idesa Borrowings			868,635	86,765			868,635	86,765
Payroll and related charges	789,441	1,095,040	38,385	75,306			827,826	1,170,346
Taxes payable	481,729	1,003,813	9,322	8,303			491,051	1,012,116
Income tax and social contribution	381,117	1,672,844					381,117	1,672,844
Lease	955,225	598,523	195,518	76,843 (vi)	(111,037)		1,039,706	675,366
Provision - geological event in Alagoas	4,247,609	4,378,071					4,247,609	4,378,071
Other payables	2,645,828	2,495,544	24,283	246,623	30,059		2,700,170	2,742,167
	22,301,331	**24,507,980**	**2,427,490**	**1,365,219**	**(543,574)**	**(679,676)**	**24,185,247**	**25,193,523**
Non-current								
Loan agreements	31,310,710	33,553,766					31,310,710	33,553,766
Braskem Idesa Borrowings			10,501,683	12,224,770			10,501,683	12,224,770
Debentures	3,023,674	137,830					3,023,674	137,830
Accounts payable to related parties			7,175,837	10,134,287 (ii)	(7,175,837)	(10,134,287)		
Loan to non-controlling shareholders of Braskem Idesa			(v) 2,498,093	3,646,538			2,498,093	3,646,538
Deferred income tax and social contribution	904,521	1,407,434	1,049,967		(801,007)		1,153,481	1,407,434
Provision for losses on subsidiaries	4,094,535	5,284,666			(iv) (4,094,535)	(5,284,666)		
Lease	2,942,284	2,147,745	746,285	333,303 (vi)	(487,745)		3,200,824	2,481,048
Provision - geological event in Alagoas	2,378,949	3,283,188					2,378,949	3,283,188
Other payables	3,590,317	4,406,733	97,663	25,710			3,687,980	4,432,443
	48,244,990	**50,221,362**	**22,069,528**	**26,364,608**	**(12,559,124)**	**(15,418,953)**	**57,755,394**	**61,167,017**
Shareholders' equity								
Attributable to the Company's shareholders	7,321,798	7,865,819	(4,704,477)	(6,347,010)	4,704,478	6,347,010	7,321,799	7,865,819
Non-controlling interest in subsidiaries	151,263	99,564			(1,364,845)	(1,761,555)	(1,213,582)	(1,661,991)
	7,473,061	**7,965,383**	**(4,704,477)**	**(6,347,010)**	**3,339,633**	**4,585,455**	**6,108,217**	**6,203,828**
Total liabilities and shareholders' equity	**78,019,382**	**82,694,725**	**19,792,541**	**21,382,817**	**(9,763,065)**	**(11,513,174)**	**88,048,858**	**92,564,368**

(i) Consolidation of Braskem Idesa with its subsidiaries Braskem Idesa Serviços and Terminal Química.

(ii) Loan from Braskem Holanda to the Braskem Idesa project.

(iii) Adjustment corresponding to the capitalization of a portion of financial charges of the abovementioned loan.

(iv) Provision recorded in the subsidiary Braskem Holanda for the negative shareholders' equity of Braskem Idesa.

(v) Loan payable, maturing December 2029 and 7% p.a., to the non-controlling shareholders of Braskem Idesa. These proceeds were used by Braskem Idesa to fund its construction project.

(vi) Sublease agreed between the subsidiary Braskem Holanda and Braskem Idesa.

All amounts in thousands of R$, except as otherwise stated

Statement of profit or loss

	Ex consolidated Braskem Idesa		Braskem Idesa consolidated (i)		Eliminations		Consolidated	
	2022	2021	2022	2021	2022	2021	2022	2021
Net revenue	**93,038,949**	**101,448,155**	**5,953,229**	**6,333,199**	**(2,472,894)**	**(2,156,153)**	**96,519,284**	**105,625,201**
Cost of products sold	(82,624,987)	(72,471,291)	(5,074,693)	(3,321,601)	2,539,132	2,224,661	(85,160,548)	(73,568,231)
	10,413,962	**28,976,864**	**878,536**	**3,011,598**	**66,238**	**68,508**	**11,358,736**	**32,056,970**
Income (expenses)								
Selling and distribution	(1,890,181)	(1,834,303)	(218,236)	(221,337)			(2,108,417)	(2,055,640)
(Loss) reversals for impairment of trade accounts receivable	(38,248)	(8,736)	(178)	(178)			(38,426)	(8,914)
General and administrative	(2,545,044)	(2,292,884)	(216,098)	(229,334)	(2,841)	91	(2,763,983)	(2,522,127)
Research and development	(374,493)	(296,583)					(374,493)	(296,583)
Results from equity investments	(1,078,115)	(82,709)	7		1,112,956	87,353	34,848	4,644
Other income	505,629	1,530,443	1,704	4,044			507,333	1,534,487
Other expenses	(2,305,411)	(2,651,425)	(38,114)	(17,865)			(2,343,525)	(2,669,290)
	2,688,099	**23,340,667**	**407,621**	**2,546,928**	**1,176,353**	**155,952**	**4,272,073**	**26,043,547**
Financial results								
Financial expenses	(5,013,176)	(4,750,895)	(1,817,551)	(1,618,020)	1,168,034	461,760	(5,662,693)	(5,907,155)
Financial income	2,558,268	2,276,312	610,792	12,886	(1,158,926)	(461,760)	2,010,134	1,827,438
Exchange rate variations, net	(643,377)	(2,884,292)	235,314	(1,164,697)	(164,107)	46,182	(572,170)	(4,002,807)
	(3,098,285)	**(5,358,875)**	**(971,445)**	**(2,769,831)**	**(154,999)**	**46,182**	**(4,224,729)**	**(8,082,524)**
Profit (loss) before income tax and social contribution	**(410,186)**	**17,981,792**	**(563,824)**	**(222,903)**	**1,021,354**	**202,134**	**47,344**	**17,961,023**
IR and CSL - current and deferred	95,651	(3,991,055)	(963,386)	(8,348)			(867,735)	(3,999,403)
Net profit (loss) for the year	**(314,535)**	**13,990,737**	**(1,527,210)**	**(231,251)**	**1,021,354**	**202,134**	**(820,391)**	**13,961,620**

All amounts in thousands of R$, except as otherwise stated

Statement of cash flows

	Ex consolidated Braskem Idesa		Braskem Idesa consolidated (i)		Eliminations			Consolidated
	2022	2021	2022	2021	2022	2021	2022	2021
Profit (loss) before income tax and social contribution	(410,186)	18,348,774	(563,824)	(222,903)	1,021,354	(164,848)	47,344	17,961,023
Adjustments for reconciliation of profit (loss)								
Depreciation and amortization	3,944,259	3,432,816	901,194	796,861	(112,288)	(51,244)	4,733,165	4,178,433
Results from equity investments	1,078,108	(78,567)			(1,112,956)	73,923	(34,848)	(4,644)
Interest and monetary and exchange variations, net	1,788,259	3,604,357	759,378	2,564,905	154,999	142,169	2,702,636	6,311,431
Reversal of provisions	370,153	819,130					370,153	819,130
Provision - geological event in Alagoas	1,520,019	1,339,765					1,520,019	1,339,765
PIS and Cofins credits - exclusion of ICMS from the calculation basis		(1,031,099)						(1,031,099)
Loss for impairment of trade accounts receivable	38,426	10,134		(1,220)			38,426	8,914
Provision for losses and write-offs of long-lived assets	130,366	114,148	629	1,039			130,995	115,187
	8,459,404	**26,559,458**	**1,097,377**	**3,138,682**	**(48,891)**		**9,507,890**	**29,698,140**
Changes in operating working capital								
Financial investments	1,530,050	296,957					1,530,050	296,957
Trade accounts receivable	2,751,788	(1,739,822)	1,126,559	(619,688)	(217,080)	184,225	3,661,267	(2,175,285)
Inventories	2,246,770	(7,176,104)	(108,609)	(398,181)			2,138,161	(7,574,285)
Taxes recoverable	928,181	4,958,779	(245,724)	4,808			682,457	4,963,587
Other receivables	297,209	(269,721)	13,580	71,165			310,789	(198,556)
Trade payables	(73,230)	955,475	370,229	428,364	217,080	(184,225)	514,079	1,199,614
Taxes payable	(1,085,427)	(2,878,056)	76,071	(129,432)			(1,009,356)	(3,007,488)
Leniency agreement	(317,867)	(389,087)					(317,867)	(389,087)
Sundry provisions	(219,313)	(482,565)	(187,274)	168,371			(406,587)	(314,194)
Geological event in Alagoas	(2,742,791)	(2,928,081)					(2,742,791)	(2,928,081)
Other payables	(384,838)	823,515	(5,889)	(18,063)			(390,727)	805,452
Cash generated from operations	**11,389,936**	**17,730,748**	**2,136,320**	**2,646,026**	**(48,891)**		**13,477,365**	**20,376,774**
Interest paid	(2,118,043)	(2,207,196)	(786,836)	(676,237)			(2,904,879)	(2,883,433)
Income tax and social contribution	(1,620,616)	(2,697,829)	(131)	(9,027)			(1,620,747)	(2,706,856)
Net cash generated by operating activities	**7,651,277**	**12,825,723**	**1,349,353**	**1,960,762**	**(48,891)**		**8,951,739**	**14,786,485**
Proceeds from the sale of fixed assets and intangible assets	2,438	40,353					2,438	40,353
Additions to investment in subsidiaries	(107,090)						(107,090)	
Dividends received	5,660	295					5,660	295
Acquisitions to property, plant and equipment and intangible assets	(4,153,707)	(3,249,132)	(694,574)	(172,192)			(4,848,281)	(3,421,324)
Net cash used in investing activities	**(4,252,699)**	**(3,208,484)**	**(694,574)**	**(172,192)**			**(4,947,273)**	**(3,380,676)**
Short-term and long-term debt								
Acquired	6,418,208	16,308					6,418,208	16,308
Payments	(3,855,662)	(9,413,909)					(3,855,662)	(9,413,909)
Braskem Idesa borrowings								
Captações				7,271,658				7,271,658
Payments			(45,311)	(7,995,045)			(45,311)	(7,995,045)
Related parts		216,862	(34,122)	(226,407)			(34,122)	(9,545)
Loan to non-controlling shareholders of Braskem Idesa - payment								
Lease	(836,718)	(787,932)	(141,063)	(53,774)	48,891		(928,890)	(841,706)
Dividends paid	(1,350,293)	(5,993,265)					(1,350,293)	(5,993,265)
Non-controlling interest in subsidiaries	21,162						21,162	
Cash generated (used) in financing activities	**396,697**	**(15,961,936)**	**(220,496)**	**(1,003,568)**	**48,891**		**225,092**	**(16,965,504)**
Exchange variation on cash of foreign subsidiaries	(420,488)	293,633	(23,282)	83,896			(443,770)	377,529
Increase in cash and cash equivalents	**3,374,787**	**(6,051,064)**	**411,001**	**868,898**			**3,785,788**	**(5,182,166)**
Represented by								
Cash and cash equivalents at the beginning for the period	6,907,355	12,958,419	1,773,331	904,433			8,680,686	13,862,852
Cash and cash equivalents at the end for the period	10,282,142	6,907,355	2,184,332	1,773,331			12,466,474	8,680,686
Increase in cash and cash equivalents	**3,374,787**	**(6,051,064)**	**411,001**	**868,898**			**3,785,788**	**(5,182,166)**

All amounts in thousands of R$, except as otherwise stated

12 Property, plant and equipment

Items of property, plant and equipment are measured at the historical cost of acquisition or construction, which includes capitalized borrowing costs, less accumulated depreciation and any accumulated impairment losses.

The machinery, equipment and facilities require inspections, replacement of components and maintenance in regular intervals. The Company makes shutdowns in regular intervals that vary from two to six years to perform these activities. These shutdowns can involve the plant as a whole, a part of it, or only relevant pieces of equipment, such as industrial boilers, turbines and tanks.

Expenses with each scheduled shutdown are included in property, plant and equipment items that were the stoppage's subject matter and are fully depreciated until the beginning of the following related stoppage.

Depreciation starts when the assets become available and is calculated using the straight-line method, based on the useful life estimated by the Company's technicians the management of the plants. The useful lives of assets are reviewed at each reporting date.

The main factors taken into consideration in the definition of the useful life of the assets that compose the Company's industrial plants are the information of manufacturers of machinery and equipment, level of the plants' operations, quality of preventive and corrective maintenance and the prospects of technological obsolescence of assets.

The estimated useful lives applied to the assets determined the following average percentage of rates per year:

	Consolidated	
	2022	2021
Buildings and improvements	3.03	2.92
Machinery, equipment and installations	7.32	6.74
Furniture and fixtures	10.06	10.06
IT equipment	21.03	21.18
Lab equipment	9.59	9.53
Security equipment	10.50	10.04
Vehicles	19.51	18.82
Other	18.09	17.05

Borrowing costs are capitalized when associated with ongoing projects, using: (i) the average rate of the financings; and (ii) the exchange variation portion that corresponds to any positive difference between the average rate of financing in the domestic market and the rate cited in item (i).

In 2022, capitalized borrowing costs amounted to R$203,135 (2021: R$192,207). The average rate of these charges in the year was 8.51% p.a. (2021: 8.33% p.a.).

As of December 31, 2022, the acquisition of property, plant and equipment with payment installments is R$525,192 (2021: R$295,056) in the Consolidated and R$419,026 (2021: R$259,076) in the Parent Company.

All amounts in thousands of R$, except as otherwise stated

(a) Property, plant and equipment composition

Consolidated

	Land	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress (i)	Other	Total
Cost	683,031	8,281,424	53,401,832	4,389,105	2,038,666	68,794,058
Accumulated depreciation and amortization		(3,159,185)	(28,268,867)		(1,436,857)	(32,864,909)
Balance as of December 31, 2020	**683,031**	**5,122,239**	**25,132,965**	**4,389,105**	**601,809**	**35,929,149**
Acquisitions		338	160,297	3,388,078	3,421	3,552,134
Capitalized financial charges				192,207		192,207
Foreign currency translation adjustment						
Cost	17,046	287,866	1,118,655	74,428	23,859	1,521,854
Depreciation		(88,406)	(313,267)		(16,760)	(418,433)
Transfers by concluded projects	244	13,965	3,207,833	(3,412,665)	190,623	
Transfers to inventory				(16,838)		(16,838)
Transfers to intangible						
Cost				(73,397)		(73,397)
Depreciation		31,495	(11,673)		(11,847)	7,975
Disposals						
Cost	(10,856)	9,723	(353,274)	(91,485)	(41,066)	(486,958)
Depreciation		168	387,005		9,206	396,379
Depreciation and amortization		(195,900)	(3,038,176)		(143,164)	(3,377,241)
Transfers to right of use of assets	(1,701)		(2)		2	(1,701)
Transfers Others			1,825		(1,825)	
Net book value	687,764	5,181,488	26,292,188	4,449,433	614,258	37,225,130
Cost	687,764	8,591,020	57,535,343	4,449,433	2,215,503	73,479,063
Accumulated depreciation		(3,409,532)	(31,243,155)		(1,601,245)	(36,253,933)
Balance as of December 31, 2021	**687,764**	**5,181,488**	**26,292,188**	**4,449,433**	**614,258**	**37,225,130**
Acquisitions		1,709	296,719	4,643,953	7,603	4,949,985
Additions through merger of ER Plastics		20,868	56,288		362	77,518
Capitalized financial charges				203,135		203,135
Foreign currency translation adjustment						
Cost	(19,916)	(173,496)	(941,271)	(38,966)	(28,592)	(1,202,241)
Depreciation		51,263	285,016		20,269	356,548
Transfers by concluded projects		86,609	2,688,220	(2,915,496)	140,667	
Transfers to intangible				(13,597)		(13,597)
Disposals						
Cost	(3)	(7)	(926,944)	(20,665)	(16,689)	(964,308)
Depreciation			815,220		13,715	828,934
Depreciation		(203,358)	(3,347,376)		(147,074)	(3,697,809)
Net book value	667,845	4,965,077	25,218,058	6,307,797	604,518	37,763,295
Cost	667,845	8,526,704	58,708,355	6,307,797	2,318,854	76,529,554
Accumulated depreciation		(3,561,627)	(33,490,296)		(1,714,336)	(38,766,259)
Balance as of December 31, 2022	**667,845**	**4,965,077**	**25,218,058**	**6,307,797**	**604,518**	**37,763,295**

(i) As of December 31, 2022, the main amounts recorded under this item corresponded to expenses with scheduled maintenance shutdowns at plants in the amount of R$2,343,313 (2021: R$1,473,396), capitalized financial charges in the amount of R$365,374 (2021: R$237,519), inventories of spare parts in the amount of R$566,873 (2021: R$534,875), strategic projects ongoing in Brazil in the amount of R$713,813 (2021: R$351,657) and in Braskem America in the amount of R$126,055 (2021: R$136,342). The remainder corresponds mainly to projects for maintaining the production capacity of plants.

All amounts in thousands of R$, except as otherwise stated

						Parent company
	Land	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress	Other	Total
Cost	356,758	1,936,047	32,700,676	3,215,673	1,367,034	39,576,188
Accumulated depreciation and amortization		(1,234,081)	(22,516,200)		(1,043,436)	(24,793,717)
Balance as of December 31, 2020	**356,758**	**701,966**	**10,184,476**	**3,215,673**	**323,598**	**14,782,471**
Acquisitions		84	135,239	2,700,811	788	2,836,921
Capitalized financial charges				152,184		152,184
Transfers by concluded projects		42,325	2,418,855	(2,583,798)	122,618	
Transfers to intangible				(9,928)		(9,928)
Disposals	(10,856)	(302)	12,391	(51,368)	(26,306)	
Cost	(10,856)	(471)	(369,495)	(51,368)	(29,437)	(461,627)
Depreciation		168	381,886		3,131	385,186
Depreciation		(61,553)	(1,984,332)		(91,555)	(2,137,440)
Transfers to right of use of assets	(1,701)		(2)		3	(1,700)
Net book value	344,201	682,520	10,766,627	3,423,574	329,146	15,546,067
Cost	344,201	1,975,689	34,885,274	3,423,574	1,461,004	42,089,742
Accumulated depreciation		(1,293,170)	(24,118,647)		(1,131,858)	(26,543,675)
Balance as of December 31, 2021	**344,201**	**682,520**	**10,766,627**	**3,423,574**	**329,146**	**15,546,067**
Acquisitions		6	228,246	3,518,032	909	3,747,193
Capitalized financial charges				175,848		175,848
Transfers by concluded projects		26,353	2,501,408	(2,700,684)	172,923	
Transfers to intangible				3,980		3,980
Disposals						
Cost	(3)	(7)	(924,962)	(18,658)	(9,362)	(952,992)
Depreciation			813,348		9,362	822,710
Depreciation		(67,563)	(2,304,754)		(102,988)	(2,475,305)
Net book value	344,198	641,309	11,079,913	4,402,092	399,990	16,867,502
Cost	344,198	2,002,042	36,689,966	4,402,092	1,625,474	45,063,771
Accumulated depreciation		(1,360,733)	(25,610,053)		(1,225,484)	(28,196,270)
Balance as of December 31, 2022	**344,198**	**641,309**	**11,079,913**	**4,402,092**	**399,990**	**16,867,502**

(b) Property, plant and equipment by country

		Consolidated
	Dec/22	Dec/21
Brazil	17,204,824	15,867,387
Mexico	13,444,279	13,714,543
United States of America	6,729,469	7,281,077
Germany	294,612	356,288
Netherland	89,841	5,691
Other	270	144
	37,763,295	**37,225,130**

(c) Impairment loss

Annually, or whenever there is any indication that an asset has suffered devaluation, the Company conducts an analysis to determine if there are indicators that the book value of property, plant and equipment may not be recoverable. This analysis is conducted to assess the existence of scenarios that could adversely affect its cash

flow and, consequently, its ability to recover the investment in such assets. These scenarios arise from issues of a macroeconomic, legal, competitive, or technological nature.

The following are considered by the Company as relevant points and are observed in this analysis:

(i) the possibility of an oversupply of products manufactured by the Company or of a significant reduction in demand due to adverse economic factors;

(ii) the prospects of material fluctuations in the prices of products and inputs;

(iii) the likelihood of the development of new technologies or raw materials that could materially reduce production costs and consequently impact sales prices, ultimately leading to the full or partial obsolescence of the industrial facilities of the Company; and

(iv) changes in the general regulatory environment that make the production process of Braskem infeasible or that significantly impact the sale of its products.

The recoverable value of an asset or Cash Generating Unit ("CGU") is the greatest of the value in use and its fair value less sales costs. The value in use is based on estimated future cash flows, discounted to present value using a discount rate before tax that reflects the current market assessments of the time value of money and the specific risks related to the asset or CGU.

When identifying whether cash inflows from an asset (or group of assets) are largely independent of cash inflows from other assets (or groups of assets), the Company considers several factors, such as: product lines, individual locations and the way Management monitors and makes decisions about its business.

No events indicated that the carrying amount exceeds its recoverable amount as of December 31, 2022 and 2021.

All amounts in thousands of R$, except as otherwise stated

13 Intangible assets

					Consolidated
	Goodwill	Brands and Patents	Software licenses	Customers and Suppliers Agreements	Total
Cost	3,187,678	499,515	1,010,201	392,246	5,089,640
Accumulated amortization	(1,128,804)	(214,455)	(683,157)	(234,533)	(2,260,949)
Balance as of December 31, 2020	**2,058,874**	**285,060**	**327,044**	**157,713**	**2,828,691**
Acquisitions		670	67,686	420	68,776
Foreign currency translation adjustment					
Cost		12,443	13,023		25,466
Amortization		(2,711)	(8,484)		(11,195)
Transfers from property, plant and equipment		28,770	36,652		65,422
Other write-offs, net of amortization			(3,393)		(3,393)
Amortization		(10,444)	(64,008)	(22,016)	(96,468)
Net book value	**2,058,874**	**313,789**	**368,520**	**136,117**	**2,877,299**
Cost	3,187,678	549,196	1,123,619	392,666	5,253,159
Accumulated amortization	(1,128,804)	(235,408)	(755,099)	(256,549)	(2,375,860)
Balance as of December 31, 2021	**2,058,874**	**313,789**	**368,520**	**136,117**	**2,877,299**
Acquisitions		1,307	144,930	913	147,150
Additions through merger of ER Plastics		21,162		66,571	87,733
Goodwill acquisition of ERP Plastics	28,402				28,402
Foreign currency translation adjustment					
Cost		(7,407)	(19,762)		(27,170)
Amortization		2,711	14,440		17,150
Transfers from property, plant and equipment			13,597		13,597
Other write-offs, net of amortization			(10,011)		(10,011)
Amortization		(10,575)	(79,774)	(21,659)	(112,008)
Net book value	**2,087,276**	**320,986**	**431,939**	**181,943**	**3,022,144**
Cost	3,216,080	564,258	1,252,373	460,150	5,492,861
Accumulated amortization	(1,128,804)	(243,272)	(820,434)	(278,207)	(2,470,717)
Balance as of December 31, 2022	**2,087,276**	**320,986**	**431,939**	**181,943**	**3,022,144**

All amounts in thousands of R$, except as otherwise stated

					Parent Company
	Goodwill	Brands and Patents	Software licenses	Customers and Suppliers Agreements	Total
Cost	3,187,678	251,118	737,271	392,181	4,568,248
Accumulated amortization	(1,128,805)	(178,247)	(509,782)	(234,533)	(2,051,367)
Balance as of December 31, 2020	**2,058,873**	**72,871**	**227,489**	**157,648**	**2,516,881**
Acquisitions			67,277		67,277
Transfers from property, plant and equipment			9,928		9,928
Other write-offs, net of amortization			(681)		(681)
Amortization		(4,923)	(40,222)	(22,016)	(67,161)
Net book value	2,058,873	67,948	264,472	135,632	2,526,925
Cost	3,187,678	251,118	813,795	392,181	4,644,772
Accumulated amortization	(1,128,805)	(183,170)	(550,004)	(256,549)	(2,118,528)
Balance as of December 31, 2021	**2,058,873**	**67,948**	**263,791**	**135,632**	**2,526,244**
Acquisitions			130,816		130,816
Transfers to property, plant and equipment			(3,980)		(3,980)
Other write-offs, net of amortization			(10,011)		(10,011)
Amortization		(4,576)	(55,409)	(21,660)	(81,645)
Net book value	2,058,873	63,372	325,207	113,972	2,561,424
Cost	3,187,678	251,118	930,620	392,181	4,761,597
Accumulated amortization	(1,128,805)	(187,746)	(605,413)	(278,209)	(2,200,173)
Balance as of December 31, 2022	**2,058,873**	**63,372**	**325,207**	**113,972**	**2,561,424**

(a) Goodwill

The existing goodwill was determined in accordance with the criteria established by the accounting practices adopted in Brazil before the adoption of the CPC and IFRS pronouncements and represents the excess of the amount paid over the amount of equity of the companies acquired. Goodwill is allocated to the CGUs or groups of assets that are expected to benefit from the synergies of the combination. Such goodwill was amortized in the accounting books until December 2008. From 2009 on, it has been subjected to annual impairment tests.

Impairment testing is based on estimated cash generation in each CGU or groups of assets, extracted from the Company's fiver-year Business Plan (see Note 22.2) and from the Management plan for a period greater than 5 years to reflect the industry cycle patterns, with a total projection period of 10 years.

Perpetuity is also calculated based on the long-term vision and excluding real growth. Cash flows and perpetuity are adjusted to present value at a discount rate based on the Weighted Average Cost of Capital ("WACC").

The table below shows the results obtained in the tests conducted by the Company in December 2021:

	Allocated goodwill	Recoverable amount	Book value (i)	CF/Book value	Discount rate
Northeastern petrochemical complex	475,780	7,305,045	3,124,332	2.3	14.68%
Southern petrochemical complex	1,390,741	20,840,873	6,781,881	3.1	15.85%
Vinyls	192,353	5,050,166	2,880,156	1.8	14.70%

All amounts in thousands of R$, except as otherwise stated

(i) The book value includes, in addition to goodwill, property, plant and equipment and intangible assets with defined useful lives and the working capital.

The inflation rate considered for perpetuity was 3%.

Given the potential impact on cash flows of the "discount rate" and "perpetuity", the Company conducted a sensitivity analysis based on changes in these variables, with cash flows shown in the table below:

	+0.5% on discount rate	-0.5% on perpetuity
Northeastern petrochemical complex	6,822,642	7,044,458
Southern petrochemical complex	19,744,124	20,351,277
Vinyls	4,741,224	4,930,076

The main assumptions used for projecting cash flows are related to the projection of macroeconomic indicators, international prices, and global and local demand in the countries where the Company has operational plants. Macroeconomic indicators include items such as: exchange, inflation, and interest rates, among others.

Prices for key petrochemical products are obtained from a specialized third party consulting firm, drawing on projections reviewed and supplemented based on Management's experience. Final prices take into consideration the meetings of specific internal committees and the knowledge of the Company's experts in preparing the benchmarks for each market.

Similar to prices, indicators for global demand also are prepared with specialized consulting firms. In the markets where the Company operates more directly, they consider additional variables for the local demand composition.

(b) Intangible assets with definite useful lives

These intangible assets are measured at historical cost of acquisition or at fair value when acquired in a business combination, deducted from accumulated amortization and, if applicable, accumulated impairment loss. Subsequent costs are capitalized only when they increase the future economic benefits incorporated into the specific asset to which they are related.

Amortization is calculated using the straight-line method based on the estimated useful life of the items, and revised every reporting date, as follows, for consolidated purposes:

- Brands and patents	10-20 years
- Software licenses and rights of use	5-10 years
- Customers and suppliers' agreements	14-28 years

Expenditure on research activities is recognized in profit or loss as incurred. Development expenditure is capitalized only when the expenditure can be measure reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Company intends to and has sufficient resources to complete development and to use or sell the asset.

There were no events indicating that the carrying amount exceeds the recoverable amount as of December 31, 2022 and 2021.

All amounts in thousands of R$, except as otherwise stated

(c) Intangible assets by country

		Consolidated
	Dec/22	Dec/21
Brazil	2,571,011	2,526,999
Mexico	292,020	304,624
Netherland	122,447	
United States of America	22,820	24,404
Germany	13,839	21,253
Other	7	19
	3,022,144	**2,877,299**

14 Right-of-use assets and lease liability

The Company assesses whether a contract is or contains a lease if the contract transfers the right to control the use of an asset identified for a period in exchange for consideration. The Company leases various offices, railcars, vessels, pieces of equipment and vehicles. Such leases are negotiated individually and are subject to various terms and conditions.

As a lessee, the Company, to determine the enforceable term of the lease, considers all facts and circumstances that create an economic incentive for exercising the option of extension or create economic disincentives for not exercising the option of early termination.

(a) Right-of-use assets

Leases are recognized as a right-of-use asset and a corresponding liability on the date on which the leased asset becomes available to the Company.

The right-of-use asset is measured at the cost composed of:

- The amount initially measured of the lease liabilities;
- Any payment made up to the start of the lease, deducting any incentive received;
- Any initial direct cost; and
- Renovation costs.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment.

All amounts in thousands of R$, except as otherwise stated

Changes in right-of-use assets:

	Balance as of 31/12/2021	Acquisitions	Depreciation	Disposal	Foreign currency translation adjustment	Consolidated Balance as of 31/12/2022
Rail cars	986,061	72,506	(173,272)	(5,359)	(53,740)	826,196
Machinery and equipment	793,254	1,147,145	(330,971)	(5,970)	(804)	1,602,654
Vessels	696,661	811,372	(385,968)		(1,793)	1,120,272
Buildings and constructions	265,312	102,040	(75,319)		(213)	291,820
Vehicles	29,449	102,827	(26,158)		(120)	105,998
Computer equipment and goods	9,300	417	(3,590)		(80)	6,047
Total	2,780,037	2,236,307	(995,278)	(11,329)	(56,750)	3,952,987

	Balance as of 31/12/2020	Acquisitions	Depreciation	Disposal	Foreign currency translation adjustment	Consolidated Balance as of 31/12/2021
Rail cars	1,007,336	102,648	(187,915)		63,992	986,061
Machinery and equipment	749,728	281,113	(207,985)	(30,245)	643	793,254
Vessels	834,848	258,201	(399,677)		3,289	696,661
Buildings and constructions	259,896	52,897	(52,997)	(6,333)	11,849	265,312
Vehicles	33,888	51,171	(24,078)	(31,667)	135	29,449
Computer equipment and goods	16,699	542	(4,334)	(3,682)	75	9,300
Total	2,902,395	746,573	(876,986)	(71,928)	79,983	2,780,037

	Balance as of 31/12/2021	Acquisitions	Depreciation	Disposal	Transfers	Parent company Balance as of 31/12/2022
Machinery and equipment	781,045	1,069,283	(288,130)		33	1,562,231
Vessels	497,917	152,171	(221,227)			428,861
Buildings and constructions	85,046	98,820	(58,662)		31	125,235
Vehicles	27,332	100,909	(24,224)		28	104,045
Computer equipment and goods	7,958	417	(3,264)			5,111
Total	1,399,298	1,421,600	(595,507)		92	2,225,483

	Balance as of 31/12/2020	Acquisitions	Depreciation	Disposal	Transfers	Parent company Balance as of 31/12/2021
Machinery and equipment	738,344	276,434	(203,488)	(30,245)		781,045
Vessels	662,679	35,306	(200,068)			497,917
Buildings and constructions	93,880	30,593	(33,094)	(6,333)		85,046
Vehicles	30,201	49,728	(20,919)	(31,678)		27,332
Computer equipment and goods	15,102	542	(4,004)	(3,682)		7,958
Total	1,540,206	392,604	(461,573)	(71,939)		1,399,298

In 2022, the expense related to the short-term and low-value leases was R$42 million in the Consolidated and R$3 million in the Parent Company (2021: R$7.2 million in the Consolidated and R$7 million in the Parent Company.

To optimize lease costs during the lease term, the Company must provide guaranteed residual amounts for the leased asset. For certain lease agreements for trail cars, the Company guaranteed any difference between the flow of contractual payments and the fair value of these assets upon the end of the enforceable term, limited to R$65,529 (US$12,559) as of December 31, 2022 (2021: R$70,085 equivalent to US$12,559).

All amounts in thousands of R$, except as otherwise stated

(b) Lease liability

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease, or if that rate cannot be readily determined, the Company's incremental borrowing rate. The lease liability considers the net present value of the following lease payments:

- Fixed payments discounting any incentive received;
- Variable payments based on rates or indexes;
- Expected payables to the lessor referring to the guaranteed residual amount;
- Exercise price of a purchase option, if it is reasonably certain that lessee will exercise such option; and
- Payment of fines for termination of the lease if the contractual terms provide for lessee's exercise option.

The Company's incremental borrowing rate corresponds to the one the Company would have pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use in a similar economic environment. The weighted average incremental rate applied in 2022 was 9.68% p.a. in the Parent Company and 5.8% p.a. in the Consolidated (2021: 7.25% p.a. in the Parent Company and 5.18% p.a. in the Consolidated). The lease liability is measured at amortized cost.

Changes in lease liabilities:

		Consolidated		Parent company
	2022	2021	2022	2021
Saldo em 31 de dezembro	**3,156,414**	**3,207,886**	**1,678,122**	**1,782,380**
Acquired	2,232,043	746,573	1,427,570	392,604
Additions through merger of ER Plastics	4,264			
Disposals	(12,568)	(50,473)	(7,359)	(50,473)
Interests and monetary and exchange variations, net	83,871	206,375	51,529	127,662
Currancy translation adjustments	(73,585)	85,984		
Payments	(928,890)	(841,706)	(558,342)	(465,328)
Interest paid	(221,019)	(198,225)	(139,644)	(108,723)
Saldo em 31 de dezembro	**4,240,530**	**3,156,414**	**2,451,876**	**1,678,122**
Current liability	1,039,706	675,366	506,946	321,424
Non-current liability	3,200,824	2,481,048	1,944,930	1,356,698
Total	**4,240,530**	**3,156,414**	**2,451,876**	**1,678,122**

The table below presents the obligations (minimum annual commitments) related to undiscounted lease agreements, by maturity, and therefore may not correspond to the respective operations in the statement of financial position.

All amounts in thousands of R$, except as otherwise stated

	Consolidated		Parent company	
	2022	2021	2021	2022
2022		777,410		437,059
2023	1,109,048	633,141	666,072	400,112
2024	855,803	493,147	493,414	287,182
2025	630,074	399,924	347,142	197,583
2026+	2,388,252	1,073,620	1,548,857	468,409
Total	**4,983,177**	**3,377,242**	**3,055,485**	**1,790,345**

(c) Extension Options

Some leases contain extension options exercisable by the Company. The extension options held are exercisable only by the Company and not by the lessors. The Company assesses at lease commencement date whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

(d) Additional Information

The Company, in the measurement of its lease liability and right of use assets, considered the discount to present value of future installments, applying the nominal rate.

As required by Official CVM Letter 02/19, for additional disclosure purposes, the Company is required to evaluate the impact of the discount rate with the effect of inflation. The Company calculated the impacts considering the real rate for contracts that envisage inflation adjustments, only observed in the Parent Company.

The incremental (nominal) interest rate used by the Company corresponds to the future market quote obtained on B3 – based on the DI rate (interest rate used for Interbank Certificates of Deposit – CDI) x Pre rate plus the credit spread published by the Brazilian Financial and Capital Markets Association ("ANBIMA"), for companies with a credit risk rating equal to that of Braskem (currently AAA by Fitch and S&P) less a two notches ("credit rating"), in accordance with the term of each agreement.

	12/31/2022		
Accounts	**Recorded**	**CVM requirement**	**% Variation**
Right-of-use assets	2,225,483	2,201,406	-1.08%
Lease liability	(2,451,876)	(2,350,281)	-4.14%
Depreciation	595,507	577,837	-2.97%

(e) Non-cash transactions

In 2022, out of the net effect of additions and disposals of the right of use assets, non-cash transactions are: R$1,909,816 in the Consolidated (2021: R$565,774) and R$1,249,771 in the Parent Company (2021: R$310,864).

(f) Uninitiated lease arrangements

The Company has committed to lease agreements not yet effective as of December 31, 2022. The present value of the commitments corresponds to R$ 546 million, and the main agreements refer to: (i) construction of two vessels for ethane gas transportation; and (ii) a research and development laboratory located in Boston, United States. All have an expected completion date by 2024.

All amounts in thousands of R$, except as otherwise stated

The cash flows related to the contracts are shown below:

	Discounted	Undiscounted
	2022	**2022**
2023	1,014	1,080
2024	52,258	55,678
2025	49,390	56,067
2026	46,687	56,468
2027+	396,669	712,541
Total	**546,017**	**881,835**

15 Trade payables

	Note	Consolidated		Parent company	
		Dec/22	**Dec/21**	**Dec/22**	**Dec/21**
Trade payables:					
Domestic market					
Third parties		1,775,117	1,505,841	1,747,802	1,535,380
Third parties (forfait)	(i)	682,396	487,806	682,396	487,806
Total Third parties		*2,457,513*	*1,993,647*	*2,430,198*	*2,023,186*
Related parties		196,440	208,287	218,691	230,387
Related parties (forfait)	(i)	81,527	40,148	81,527	40,148
Total Related parties	9	*277,967*	*248,435*	*300,218*	*270,535*
Foreign market	(ii)				
Third parties		9,679,659	9,962,736	428,897	395,957
Related parties	9			8,488,570	10,826,975
Present value adjustment		(165,288)	(40,088)	(157,584)	(32,343)
		12,249,851	**12,164,730**	**11,490,299**	**13,484,310**
Current liabilities		12,246,782	12,053,266	11,487,230	13,372,846
Non-current liabilities	(iii)	3,069	111,464	3,069	111,464
Total		**12,249,851**	**12,164,730**	**11,490,299**	**13,484,310**

(i) The Company has payment agreements with financial institutions that allow certain suppliers to opt for granting their receivables from the Company upon accepting of financial institutions by acquiring or not the related receivables, without the Company's interference. The grant operation does not imply any change in the instruments issued by suppliers, with the same conditions of the original amount and the payment term maintained.

(ii) Considers R$5.8 billion (2021: R$4,7 billion) in raw material purchases due in up to 360 days for which the Company provides letters of credit issued by financial institutions that indicate the suppliers as beneficiaries.

(iii) In the statement of financial position, the non-current balance is presented under Other payables.

All amounts in thousands of R$, except as otherwise stated

16 Borrowings

(a) Borrowings

		Annual financial charges (%)	Consolidated Dec/22	Consolidated Dec/21
Foreign currency				
Bonds		Note 16 (b)	26,124,158	30,322,998
Export prepayment and export credit notes	(i)	Var cambial US$ + Term SOFR trimestral + 1,79	1,514,651	
Other		Nota 16 (c)	3,880,165	4,703,059
Transactions costs			(453,532)	(594,048)
			31,065,442	34,432,009
Current liabilities			1,177,144	1,284,483
Non-current liabilities			29,888,298	33,147,526
Total			31,065,442	34,432,009
Local currency				
Agribusiness Receivables Certificates ("CRA")		Note 16 (d)	763,396	
BNDES		IPCA + 6.04	386,534	435,778
Export credit notes		100.00 do CDI + 1.30	348,885	
Other fixed interest loans		Interest between 3.5 and 6.5	18,671	24,864
Other variable interest loans		IPCA + interest between 2.39 and 2.78	3,525	4,616
Transactions costs			(21,193)	(7)
			1,499,818	465,251
Current liabilities			77,406	59,011
Non-current liabilities			1,422,412	406,240
Total			1,499,818	465,251
Foreign currency and local currency				
Current liabilities			1,254,550	1,343,494
Non-current liabilities			31,310,710	33,553,766
Total			32,565,260	34,897,260

	Parent company Dec/22	Parent company Dec/21
Foreign currency		
Current liabilities	67,083	67,529
Non-current liabilities	3,738,706	2,438,333
	3,805,789	2,505,862
Local currency		
Current liabilities	74,655	56,246
Non-current liabilities	1,420,458	402,074
	1,495,113	458,320
Foreign currency and local currency		
Current liabilities	141,738	123,775
Non-current liabilities	5,159,164	2,840,407
Total	5,300,902	2,964,182

(i) Maturity in June 2027.

All amounts in thousands of R$, except as otherwise stated

The maturity profile of the long-term borrowings is as follows:

		Consolidated
	Dec/22	Dec/21
2023		1,199,143
2024	2,143,624	3,965,917
2025	603,743	645,517
2026	581,625	622,032
2027	2,356,678	552,171
2028	7,281,841	7,081,301
2029	287,178	230,557
2030	7,995,727	8,535,493
2031	106,661	61,617
2033 and thereafter	9,953,633	10,660,018
Total	**31,310,710**	**33,553,766**

(b) Bonds

Issue date		Issue amount (US$)	Outstanding amount in US$: principal plus interests	Maturity	Interest (% per year)	Dec/22	Consolidated Dec/21
Jul-2011 and jul-2012	(i)	750,000	583,573	jul-2041	7.13	3,044,911	3,296,917
Feb-2014 and may-2014	(ii)	750,000	304,488	fev-2024	6.45	1,588,729	3,417,741
Oct-2017	(ii)	500,000		jan-2023	3.50		593,964
Oct-2017	(i)	1,250,000	1,197,718	jan-2028	4.50	6,249,333	6,695,263
Nov-2019	(i)	1,500,000	1,520,994	jan-2030	4.50	7,936,089	8,527,701
Nov-2019		750,000	768,359	jan-2050	5.88	4,009,069	4,287,829
Jul-2020	(iii)	600,000	631,701	jan-2081	8.50	3,296,027	3,503,583
Total		**6,100,000**	**5,006,833**			**26,124,158**	**30,322,998**

(i) Prepayments were made in 2021 in the total amount of US$252.3 million (R$1.3 billion). In September 2022, a portion of the bonds was repurchased for US$16 million (R$83.8 million).

(ii) Prepayments were made between 2019 and 2022 in the total amount of US$953.3 million (R$4.6 billion). The bond maturing in January 2023 was fully settled in June 2022. In February 2023, a prepayment was made of the total amount of the bond due in February 2024.

(iii) The bond can be repaid by the Company at par value, with the first payment between October 2025 and January 2026 and the other payments after each period of 5 years as from the first payment.

Braskem has fully, unconditionally and irrevocably, guaranteed the bonds issued by Braskem Finance, Braskem America Finance and Braskem Holanda Finance. Braskem's guarantees for issues carried out between 2011 and 2019 comprise senior unsecured obligations of Braskem, ranking equal in right of payment with all of its other existing and future senior unsecured debt. As for the issuance carried out in 2020, the guarantee comprises obligations without real guarantee subordinated to all current or future senior debts of Braskem.

All amounts in thousands of R$, except as otherwise stated

(c) Other

Issue date		Initial amount of the transaction US$	Outstanding amount in US$: principal plus interests	Maturity	Charges (% per year)	Consolidated Dec/22	Dec/21
nov-2018	(i)	295,125	178,069	nov-2028	Us dollar exchange variation + semianual Libor + 0.90	929,112	1,154,146
dec-2019	(i)	150,000	105,336	dec-2029	Us dollar exchange variation + semianual Libor + 0.90	549,610	670,124
apr-2019	(ii)	72,345	37,796	apr-2026	Us dollar exchange variation + semianual Libor - 1.00	197,209	266,403
sep-2017	(iii)	135,000	68,515	mar-2027	Us dollar exchange variation + semianual Libor + 1.61	357,488	462,490
jul-2018	(iv)	205,956	145,242	dec-2028	Us dollar exchange variation + semianual Libor + 0.65	757,832	947,898
aug-2020	(iii)	225,000	193,010	feb-2031	Us dollar exchange variation + semianual Libor + 1.70	1,007,067	1,201,998
aug-2020	(v)	15,414	14,863	aug-2028 to jun-2029	Euro exchange variation + interest between 2.40 and 7.41	79,698	
nov-2020	(v)	531	412	no maturity	Euro exchange variation + Euribor monthly + 4.10	2,149	
		1,099,371	**743,243**			**3,880,165**	**4,703,059**

(i) Credit facility contracted by the subsidiaries Braskem Holanda Finance and Braskem Holanda Inc. secured by SACE, an Italian export credit agency, and guarantee from Braskem.

(ii) Credit facility contracted by Braskem S.A. with a term of 7 years and guarantee of its own assets.

(iii) Credit facility contracted by the subsidiaries Braskem Holanda Finance and Braskem Holanda Inc, secured by NEXI, the Japanese export credit agency, and guarantee from Braskem.

(iv) Credit Facility contracted by the subsidiary Braskem America, secured by Euler Hermes, the German export credit agency in the maximum amount of US$225 million. US$19 million were not disbursed and have been cancelled.

(v) Credit Facility contracted by the indirect subsidiary ER Plastics B.V., with guarantee of its own assets and of Braskem in the proportion of its ownership interest.

(d) Agribusiness Receivables Certificates ("CRA")

Issue date	Issue amount	Issuer	Series	Maturity	Charges (% per year)	Consolidated Dec/22	Dec/21
Jan-2022	581,602	Braskem S.A.	1ª	Dec-2028	IPCA + 5.54%	616,025	
Jan-2022	139,134	Braskem S.A.	2ª	Dec-2031	IPCA + 5.57%	147,371	
Total	**720,736**					**763,396**	

All amounts in thousands of R$, except as otherwise stated

17 Braskem Idesa Financing

Identification		Principal amount US$	Outstanding amount in US$: principal plus interests	Maturity	Charges (% per year)		Consolidated Dec/22	Consolidated Dec/21
Bonds								
Bond I		900,000	908,381	nov-2029	Us dollar exchange variation + 7.45	(i)	4,690,619	5,104,463
Bond II		1,200,000	1,230,290	feb-2032	Us dollar exchange variation + 6.99	(ii)	6,352,864	6,834,805
		2,100,000	2,138,671				**11,043,483**	**11,939,268**
Others	(a)	150,000	142,308	Oct-2026	Us dollar exchange variation + quarterly Libor + 4.00	(iii)	**734,837**	**849,859**
Transactions costs							(408,002)	(477,592)
Total							**11,370,318**	**12,311,535**
Current liabilities							868,635	86,765
Non-current liabilities							10,501,683	12,224,770
Total							**11,370,318**	**12,311,535**

(i) Unsecured Bond, considers the same guarantees (property, plant and equipment) of Bond II.

(ii) Sustainability-linked bonds. The bonds due in 10 years have an interest rate of 6.99% p.a., which may be increased by up to 0.37% p.a. if certain conditions are not achieved. The Braskem Idesa pledged as guarantee property, plant and equipment assets in the same value as the bond.

(iii) For this financing, fixed assets and other rights (such as shares and receivables) were granted as collateral, limited to US$71 million (R$372 million).

(a) Regarding this financing, Braskem Idesa has obtained, on December 22, 2022, the approval of bank agents to extend until June 30, 2023, the waiver related to a leverage ratio (covenant). In this sense, even though Braskem Idesa is not in default and creditors did not request to accelerate this debt, the entire balance, in the amount of R$649,560, was reclassified from non-current liabilities to current liabilities on December 31, 2022, in compliance with CPC 26 and its corresponding IAS 1 (Presentation of Financial Statements).

Braskem Idesa is in full compliance with its debt service obligation defined in the financing agreement and maintains a cash position equivalent to R$2,184,332 as of December 31, 2022.

The amount of the financings with maturities in the long term are as follows:

	Consolidated Dec/22	Consolidated Dec/21
2023		67,649
2024		68,694
2025		69,530
2026		408,445
2029	4,337,567	4,900,399
2032	6,164,116	6,710,053
Total	**10,501,683**	**12,224,770**

All amounts in thousands of R$, except as otherwise stated

18 Debentures

Issue date		Issuer	Series	Maturity	Annual financial charges (%)	Dec/22	Consolidated Dec/21
mar-2013	(i)	DAC	Only	mar-2025	IPCA + 6%	109,877	150,352
sep-2013	(i)	Cetrel	Only	Sep-2025	126.5% of CDI	34,604	47,109
may-2022		Braskem	1ª	may-2029	CDI + 1,75	770,910	
may-2022		Braskem	2ª	may-2030 to 2032	CDI + 2,00	248,970	
aug-2022	(ii)	Braskem	Only	ago-2029	CDI + 1,75	786,770	
nov-2022		Braskem	1ª	nov-2029	CDI + 1,70	1,113,987	
nov-2022		Braskem	2ª	nov-2030 to 2032	CDI + 1,95	97,159	
Transactions costs						(10,802)	(543)
						3,151,475	196,918
Current liabilities						127,801	59,088
Non-current liabilities						3,023,674	137,830
Total						3,151,475	196,918

(i) The issuers entered into agreements for the fiduciary sale of credit rights, in which attached accounts are maintained to cover debt service for the three months of the installments coming due, under the terms of the instruments of assignment.

(ii) The issuer entered into agreement for the fiduciary sale of credit rights, in which attached accounts are maintained to cover debt service for the first installment coming due, under the terms of the instruments of assignment.

The maturity profile of the long-term debentures is as follow:

	Dec/22	Consolidated Dec/21
2023		57,045
2024	58,550	57,096
2025	24,059	23,689
2029	2,600,998	
2030	113,291	
2031	113,360	
2032	113,416	
Total	3,023,674	137,830

All amounts in thousands of R$, except as otherwise stated

19 Reconciliation of borrowing activities in the statement of cash flow

	Borrowings, debentures and Braskem Idesa financing						Consolidated
	Borrowings	Debentures	Total borrowings and debentures	Braskem Idesa financing	non-controlling shareholders of Braskem Idesa	Lease	Dividends
Balances at December 31, 2021	**34,897,260**	**196,918**	**35,094,178**	**12,311,535**	**3,646,538**	**3,156,414**	**10,538**
Acquired	3,479,224	2,938,984	6,418,208				
Payments	(3,753,427)	(102,235)	(3,855,662)	(45,311)	(34,122)	(928,890)	(1,350,293)
Cash used in financing activities	**(274,203)**	**2,836,749**	**2,562,546**	**(45,311)**	**(34,122)**	**(928,890)**	**(1,350,293)**
Other changes							
Interest paid	(1,880,611)	(34,548)	(1,915,159)	(752,489)	(16,212)	(221,019)	
Interest and monetary and exchange variations, net	1,524,983	152,356	1,677,339	170,180	(47,784)	83,871	
VAT on loan					(75,640)		
New contracts						2,232,043	
Disposal						(12,568)	
Additions through merger of ER Plastics	99,702		99,702			4,264	
Currency translation adjustments	(1,801,871)		(1,801,871)	(313,597)	(84,720)	(73,585)	
Fair value adjustments of non-controlling subsidiaries					(889,967)		
Additional dividends approved in the board meeting							1,350,000
Additional dividends of subsidiary							1,236
Other							(474)
	(2,057,797)	**117,808**	**(1,939,989)**	**(895,906)**	**(1,114,323)**	**2,013,006**	**1,350,762**
Balances at December 31, 2022	**32,565,260**	**3,151,475**	**35,716,735**	**11,370,318**	**2,498,093**	**4,240,530**	**11,007**
Current	1,254,550	127,801	1,382,351	868,635		1,039,706	11,007 (i)
No Current	31,310,710	3,023,674	34,334,384	10,501,683	2,498,093	3,200,824	
Total	**32,565,260**	**3,151,475**	**35,716,735**	**11,370,318**	**2,498,093**	**4,240,530**	**11,007**

	Borrowings, debentures and Braskem Idesa financing					Parent company Current and non-current
	Borrowings	Debentures	Total borrowings and debentures	non-controlling shareholders of Braskem Idesa	Lease	Dividends
Balances at December 31, 2021	**2,964,182**		**2,964,182**	**33,068,385**	**1,678,122**	**9,687**
Acquired	3,479,225	2,938,983	6,418,208	1,751,225		
Payments	(1,087,941)	(62,588)	(1,150,529)	(4,487,245)	(558,342)	(1,349,303)
Cash used in financing activities	**2,391,284**	**2,876,395**	**5,267,679**	**(2,736,020)**	**(558,342)**	**(1,349,303)**
Other changes						
Interest paid	(375,510)		(375,510)		(139,644)	
Interest and monetary and exchange variations, net	320,946	130,924	451,870	427,752	51,529	
Fair value adjusment				(437,721)		
New contracts					1,427,570	
Disposal					(7,359)	
Additional dividends approved in the board meeting						1,350,000
Outros						(473)
	(54,564)	**130,924**	**76,360**	**(9,969)**	**1,332,096**	**1,349,527**
Balances at December 31, 2022	**5,300,902**	**3,007,319**	**8,308,221**	**30,322,396**	**2,451,876**	**9,911**
Current	141,738	66,254	207,992	1,103,328	506,946	9,911 (i)
Non Current	5,159,164	2,941,065	8,100,229	29,219,068	1,944,930	
Total	**5,300,902**	**3,007,319**	**8,308,221**	**30,322,396**	**2,451,876**	**9,911**

(i) Amount classified in “Other payables” under current liabilities.

20 Financial instruments

20.1 Initial recognition and measurement

Trade receivables and bonds issued are initially recognized when they are originated. All other financial assets and liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value, plus transaction costs directly attributable to their acquisition. A financial liability is initially recognized at fair value, excluding transaction costs. For financial assets and liabilities measured subsequently at fair value through profit or loss ("FVTPL"), transactions costs that are directly recognized in profit or loss. A trade receivable without a significant financing component is initially measured at the transaction price.

(a) Classification, subsequent measurement and gains and losses

Financial Assets

On initial recognition, a financial asset is classified as measured at: amortized cost; fair value through other comprehensive income ("FVOCI") or fair value through profit or loss ("FVTPL").

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as measured at fair value:

(i) It is held within a business model whose objective is to hold assets to collect contractual cash flows; and

(ii) Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset can also be measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

(i) It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

(ii) Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets (see Note 20.5).

Financial assets at FVTPL are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss, except when the financial asset is designated as a hedge instrument (see Note 20.2).

Financial assets at amortized cost are subsequently measured at amortized cost using the effective interest method and, if applicable, reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Financial assets at FVOCI are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and, when applicable, impairment loss are recognized in profit or loss. Other net gains and losses are recognized in Other Comprehensive Income ("OCI"). On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Financial liabilities

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is a derivative.

Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss, except when the financial asset is designated as a hedge instrument (see Note 20.2). Any gain or loss on derecognition is also recognized in profit or loss.

(b) Derecognition of financial instruments

Financial Asset

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or when the Company transfers the rights to receive the contractual cash flows in a transaction in which either:

(i) Substantially all of the risks and rewards of ownership of the financial asset are transferred; or

(ii) The Company does not retain substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

When the Company enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets, the financial assets are not derecognized.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

Interest rate reform

When the base for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changes as a result of interest rate reform, the Company updates the effective interest rate of the financial asset or financial liability to reflect the change required by the reform.

A change in the base for determining the contractual cash flows is required by the interest rate benchmark reform if the following conditions are met: (i) the change is necessary as a direct consequence of the reform; and (ii) the new base for determining contractual cash flows is economically equivalent to the previous base – i.e., the base immediately prior to the change.

When changes are made in a financial asset or financial liability in addition to changes in the base for determining the contractual cash flows required by the interest rate benchmark reform, the Company updates first the effective interest rate of the financial asset or financial liability to reflect the change required by the interest rate

benchmark reform. Then the Company applies the accounting policies for changes from the additional modifications.

(c) Offsetting

Financial assets or financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

20.2 Derivative financial instruments and hedge accounting

The Company holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures. Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Derivatives are initially measured at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss.

The Company designates certain derivatives and non-derivative financial liabilities as hedging instruments to hedge the variability in cash flows associated with highly probable forecast transactions arising from changes in foreign exchange rates and interest rates.

At inception of designated hedging relationships, the Company documents the risk management objective and strategy for undertaking the hedge. The Company also documents the economic relationship between the hedged item and the hedging instrument, including whether the changes in cash flows of the hedged item and hedging instrument are expected to offset each other.

Cash flow hedges

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in OCI. The effective portion of changes in the fair value of the derivative that is recognized in OCI is limited to the cumulative change in fair value of the hedged item, determined on a present value basis, from inception of the hedge. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedge no longer meets the criteria for hedge accounting, or the hedging instrument is sold, expires, is terminated or is exercised, then hedge accounting is discontinued prospectively. When hedge accounting for cash flow hedges is discontinued, the amount that has been accumulated in OCI remains recognized until it is reclassified under profit or loss in the same period or periods as the expected future cash flows affect the profit or loss.

If the hedged future cash flows are no longer expected to occur, then the amounts that have been accumulated in OCI are immediately reclassified to profit or loss.

20.3 Fair Value

(a) Fair value measurement

Fair value is the price to be received in the sale of an asset or paid for the transfer of a liability in a transaction not forced between market players on the measurement date, in the main market or, in the case of a lack of one, the most advantageous market in which the Company has access on said date.

The Company recognizes derivative financial instruments at their fair value and the main sources of information

are the stock exchanges, commodities and futures markets, published by Central Bank of Brazil ("BACEN"), Bloomberg and Reuters. Nevertheless, the volatility of the foreign exchange and interest rate markets in Brazil has been resulting in significant changes in future rates and interest rates over short periods of time, leading to significant changes in the fair value of derivatives and other financial instruments.

The fair values of non-derivative quoted financial instruments are based on current bid prices. If the market for a financial asset and for unlisted securities is not active, the Company establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models that make maximum use of market inputs and rely as little as possible on information provided by the Company's Management.

The following methods and assumptions were used to estimate the fair value:

(i) Financial assets classified as VFTPL or FVOCI are measured in accordance with the fair value hierarchy (Level 1 and Level 2), with inputs used in the measurement processes obtained from sources that reflect the most recent observable market prices.

(ii) Trade accounts receivable and trade payables, mostly classified as amortized cost, corresponds to their respective carrying amounts due to the short-term maturity of these instruments. When purchase or sale prices include material financial charges, the securities are adjusted to their present value.

(iii) The fair value of borrowings is estimated by discounting future contractual cash flows at the market interest rate, which is available to Company in similar financial instruments.

(iv) The fair value of bonds is based on prices negotiated in financial markets, plus the respective carrying amount of interests.

The fair values of the remaining assets and liabilities correspond to their carrying amount. The valuation of liabilities (Note 20.4) considers the present value of expected payments, discounted by a discount rate adjusted to the risk.

(b) Fair value hierarchy

Level 1: fair value obtained through prices quoted (without adjustments) in active markets for identical assets or liabilities, such as the stock exchange; and

Level 2: fair value obtained from financial models using directly observable market data, such as discounted cash flow, when the instrument is a forward purchase/sale or a swap contract, or such as the Black-Scholes model, when the instrument has the characteristics of an option. To measure the credit risk of the parties involved in derivative instruments, the Company uses Credit Valuation Adjustment ("CVA") or Debt Valuation Adjustment ("DVA") models, applied flow by flow on the fair value of each instrument. The Company adopts the ratings of the other parties for positive flows and its own rating for negative flows, both available in the market and disclosed by renowned rating agencies, as a necessary assumption to define the probability of default.

All amounts in thousands of R$, except as otherwise stated

20.4 Non-derivative financial instruments and other liabilities: consolidated

	Note	Classification by category	Fair value hierarchy	Book value Dec/22	Book value Dec/21	Fair value Dec/22	Fair value Dec/21
Cash and cash equivalents	5						
Cash and banks		Amortized cost		6,074,208	5,050,822	6,074,208	5,050,822
Financial investments in Brazil		Fair value through profit or loss	Level 2	6,392,266	3,629,864	6,392,266	3,629,864
				12,466,474	**8,680,686**	**12,466,474**	**8,680,686**
Financial investments	6						
LFT's and LF's		Fair value through profit or loss	Level 2	1,789,375	2,337,171	1,789,375	2,337,171
Time deposit investments		Amortized cost			106,271		106,271
Other		Fair value through profit or loss	Level 2	523,256	1,066,113	523,256	1,066,113
				2,312,631	**3,509,555**	**2,312,631**	**3,509,555**
Trade accounts receivable	7	Amortized cost		**3,199,223**	**7,118,452**	**3,199,223**	**7,118,452**
Trade accounts receivable	7	Fair value through other comprehensive income	Level 2	**32,711**	**48,508**	**32,711**	**48,508**
Trade payables	15	Amortized cost		**12,249,851**	**12,164,730**	**12,249,851**	**12,164,730**
Borrowings	16	Amortized cost					
Foreign currency - Bond			Level 1	26,124,158	30,322,998	23,165,942	33,690,876
Foreign currency - other borrowings			Level 2	5,394,816	4,703,059	5,329,174	4,696,970
Local currency			Level 2	1,521,011	465,258	1,937,255	451,899
				33,039,985	**35,491,315**	**30,432,371**	**38,839,745**
Braskem Idesa borrowings	17	Amortized cost					
Bond			Level 1	11,043,483	11,939,268	8,301,948	12,197,524
Others			Level 2	734,837	849,859	796,510	931,141
				11,778,320	**12,789,127**	**9,098,458**	**13,128,665**
Debentures	18	Amortized cost	Level 2	**3,162,277**	**196,918**	**3,190,417**	**195,570**
Loan ton non-controlling shareholder of Braskem Idesa	9(a)	Amortized cost		**2,498,093**	**3,646,538**	**2,498,093**	**3,646,538**
Leniency agreement	25	Amortized cost		**903,140**	**1,123,296**	**903,140**	**1,123,296**

All amounts in thousands of R$, except as otherwise stated

20.5 Derivative financial instruments

Identification	Operation characteristics: Principal exposure	Derivatives	Accumulated OCI (equity): Extrinsic value	Intrinsic value	Fair value	Net (Asset)/ Liability Dec/21	Change in fair value	Financial settlement	Net (Asset)/ Liability Dec/22
Non-hedge accounting transactions									
Braksem America - Swap C3/PGP	Propane	Propene				14,299	(2,158)	(12,141)	
Braskem Holanda - Swap Nafta/Gasolina	Gasoline	Naphtha				(16,847)	(25,733)	26,584	(15,996)
Braskem Argentina - Exchange swap	Argentine peso	Dollar				3	61	(63)	1
						(2,545)	(27,830)	14,380	(15,995)
Hedge accounting transactions									
Braskem S.A. - Dollar call and put options	Real	Dollar	65,370		65,370	85,216	(227,871)	77,285	(65,370)
Braskem S.A. - Dollar swap CDI	Real	Dollar+Fixed rates			(231,923)	502,508	(194,055)	(156,740)	151,713
Braskem S.A. - Swap CRA	Real	Dollar+Fixed rates			21,990		(32,828)	10,116	(22,712)
			65,370		(144,563)	587,724	(454,754)	(69,339)	63,631
Derivatives									
Assets									
Current assets						33,816			157,906
Non-current assets						51			71,544
Total						33,867			229,450
Liabilities									
Current liabilities						256,131			195,169
Non-current liabilities						362,915			81,917
Non-current liabilities						619,046			277,086
Balance - Liabilities (-) assets						585,179			47,636

The counterparties in these contracts are constantly monitored based on the analysis of their respective ratings and Credit Default Swap ("CDS"). The Company has many bilateral risk mitigators in its derivative contracts, such as the possibility of depositing or requesting deposits of a guaranteed margin from the counterparties it deems convenient.

Derivative financial instruments held at December 31, 2022 were contracted on both internationally recognized stock exchanges and on Over the Counter ("OTC") markets with large financial counterparties under global derivative contracts in Brazil or abroad.

The Company's Financial Policy provides for the active management and continued protection against fluctuations in currencies and rates arising from its operations and financial items, with the possibility of contracting derivative instruments (swaps, NDFs, options, etc.). The other market risks are addressed on a case-by-case basis for each transaction. In general, the Company assesses the need for hedging in the analysis of prospective transactions and seeks to customize the hedge and keeps it in place for the hedged period transaction.

In general, the Company elects to designate derivative financial instruments in a hedge accounting relationship when the application is expected to provide a significant improvement in presenting the offsetting effect on the changes in the hedged items.

Hedge accounting transactions

(a.i) Dollar call and put option

As of December 31, 2022, the Company holds a total notional amount of put options of US2.1 billion (R$10.96 billion), with an average strike price of US$1/R$4.7 and notional amount of call options of US$1.4 billion (R$7.3 billion), with an average strike price of US$1/R$7.06. The operations have a maximum term of 18 months.

All amounts in thousands of R$, except as otherwise stated

Dollar-denominated future sales in Brazilian Real were designated for hedge accounting, with the months of revenue recognition always coinciding with the months of the options. The future elements of forward exchange contracts are excluded from the designation of hedge instrument and are separately recorded as hedging cost, recognized in the OCI.

(a.ii) Dollar Swap

In 2018, the Company contracted foreign exchange derivative operations ("swaps") in the aggregate amount of R$1.27 billion, with annual maturities over the following 5 years starting January 2019. The amount payable in January 2020 was subject to the variation in the IPCA index. The remaining maturities are subject to the variation in the CDI. These operations were designated to cash flow hedge accounting, where the hedging instruments are foreign exchange derivatives and the hedged objects are highly probable future revenues in the domestic market subject to fluctuations in Brazilian R$/US$ price.

Accordingly, the mark-to-market adjustment of the effective portion of the hedge will be recognized under shareholders equity in OCI and will be recognized in the financial result upon the maturity of each installment.

(a.iii) Dollar Swap - CRA

In 2022, the Company contracted foreign exchange derivative operations ("swaps") with semiannual maturities for the next 10 years as from March 2022. These operations were designated for cash flow hedge accounting, in which the hedge instruments are foreign exchange derivatives and the hedge objects are highly probable future revenue subject to the R$/US$ exchange rate.

Accordingly, the mark-to-market adjustment in the effective hedge portion will be recorded in equity in OCI and will be recognized in financial result upon the realization of each of the hedge objects .

Identification	Total nominal value R$	Hedge (interest rate per year)	Maturity	Fair value, net Dec/22	Dec/21
Swaps CRA	600,218	3.5388%	dec-2028	12,603	
Swaps CRA	141,298	3.3742%	dec-2031	10,109	
Total	**741,516**			**22,712**	

	Dec/22	Dec/21
Derivatives		
Assets		
Current assets	13,274	
Non-Current assets	49,613	
Total	62,887	
Liabilities		
Non-Current liabilities	40,175	
Total	40,175	
Balance - Assets (-) liabilities	**22,712**	

All amounts in thousands of R$, except as otherwise stated

20.6 Non-derivative financial liabilities designated to hedge accounting

(a) Future exports in U.S. dollars (Brakem S.A.)

The Company designated non-derivate financial liabilities in foreign currency to hedge the future cash flows generated by its exports. This decision was based on two important concepts and judgments: (i)) the high probability of performing exports according to its business plan, (see Note 22.2), which are inherent to the market and business where it operates, and (ii) the Company's capacity to finance its liabilities in U.S. dollar, since its guidance and strategy determine the financing priority in U.S. dollar and its Financial Policy requires maintaining a minimum level of net liabilities in U.S. dollar.

On May 1, 2013, Braskem designated non-derivative financial liabilities, denominated in U.S. dollars, as a hedge for the flow of its highly probable future exports. Thus, the impact of exchange rates on future cash flows in dollars derived from these exports is offset by the foreign exchange variation on the designated liabilities, partly eliminating the volatility of results. The exchange rate on the date of the designation was US$1/ R$2.0017.

The main actions carried out in the program are detailed below:

• 2017: designation of US$1.25 billion (R$6.52 billion) of future sales with maturity in 2028 (hedged exchange rate of US$1/3.1688);

• 2019: designations of US$2.2 billion (R$11.48 billion) with maturity in 2025, 2030 and 2031 (hedged exchange rate of US$1/3.9492);

• 2020: designation of US$600 million (R$3.1 billion) of future sales with maturity in 2032 (hedged exchange rate of US$1/R$4.0213); discontinuation of hedge accounting of U$$362 million (R$1,9 billion) in 2020 (discontinuation rate of US$1/R$5.1987).

• 2021: designation of hedge accounting of US$400 million (R$2.1 billion) in 2025 (hedged exchange rate of US$1/R$5.5832); discontinuation of hedge accounting of US$400 million (R$2.1 billion) in 2024 (discontinuation rate of US$1/R$5.6430); discontinuation of hedge accounting of US$200 million (R$1 billion) in 2023 (discontinuation rate of US$1/R$5.1433);

• 2022: designation of US$500 million (R$2.6 billion) of future sales with maturity in 2029 (hedged exchange rate of US$1/R$5.5832).

The Company considers these exports until 2032 as highly probable, based on the following factors:

• Over the past two years, Braskem exported an average US$17 billion (R$88.7 billion) per year, which represents around 3 to 4 times the annual exports of the hedged exports.

• Hedged exports represent approximately 30% of the export flows planned by the Company.

• The exports of the Company are not sporadic or occasional but constitute an integral part of its strategy and of the petrochemical business, in which competition is global. Several of the products produced by the Company are primarily and recurrently intended for export.

On December 31, 2022, the exports that were designated not yet realized and not discontinued and the maturities of financial liabilities designated, all consolidated, were as follows:

All amounts in thousands of R$, except as otherwise stated

	Total nominal value US$
2024	288,854
2025	800,000
2028	1,250,000
2029	500,000
2030	800,000
2031	800,000
2032	800,000
	5,238,854

The following table shows the changes in financial instruments designated for this hedge in the year:

	US$		
	Dec/21	***Designations***	**Dec/22**
Designated balance	4,738,854	500,000	5,238,854

The following table provides the balance of discontinued hedge accounting in the year ended December 31, 2022, which is recorded in other comprehensive income and will be transferred to financial income (expenses) in accordance with the schedule of future hedged sales:

	Total nominal value US$	Conversion rate at Inception R$/US$	Closing rate R$/US$	Gross nominal value - R$
Hedge discontinued - From first to fourth quarter 2023	718,372	2.0017	4.2698	1,629,321
Hedge discontinued - From third to fourth quarter 2024	400,000	2.0017	5.6430	1,456,520
	1,118,372			**3,085,841**

Hedge instruments were contracted with subsidiaries abroad observing the existence of guarantees arising from their operations with third parties, using non-derivative financial liabilities in which the foreign subsidiary acted as an intermediary of the Parent Company in the operations were selected, which effectively maintained the essence of the transactions. Trade payables, especially naphtha, were also considered in the transaction.

To ensure the continuity of the hedging relationship, the Company plans to refinance and/or replace these hedge instruments to adjust them to the schedule and value of the hedged exports. The rollover or replacement of the hedge instrument are provided for in CPC48/IFRS 9. This explains the fact that liabilities designated for hedge are not necessarily equivalent to the exports designated in the year.

The following table provides the balances of exchange variation recognized in the Company's net financial income (expenses) due to the realization of exports designated, for this hedge in the fiscal year ended December 31, 2022:

	Total nominal value US$	Conversion rate at Inception R$/US$	Closing rate R$/US$	Gross nominal value - R$
First quarter	175,000	2.0017	3.9786	345,958
Second quarter	208,000	2.0017	3.9786	411,195
Third quarter	186,000	2.0017	3.9786	367,703
Fourth quarter	150,000	2.0017	3.9786	296,535
	719,000			**1,421,391**

All amounts in thousands of R$, except as otherwise stated

The changes in foreign exchange variation and income taxes under other comprehensive income of this hedge are as follows:

	Exchange variation	IR and CSL	Net effect
Balances at December 31, 2021	**(13,102,558)**	**4,454,869**	**(8,647,689)**
Exchange variation recorded in the period / IR and CSL	1,699,906	(577,968)	1,121,938
Exchange variation transferred to profit or loss / IR and CSL	1,421,391	(483,273)	938,118
Balances at December 31, 2022	**(9,981,261)**	**3,393,628**	**(6,587,633)**

(b) Future sales in US$ (Braskem Idesa)

As of December 31, 2022, designated and unrealized sales and financial liabilities designated to hedge them were as follows:

	Nominal value US$
2023	12,500
2024	22,500
2025	22,500
2026	82,500
2030	225,000
2031	225,000
2032	525,000
2033	525,000
2034	300,000
2035	300,000
	2,240,000

The following table provides the accumulated amounts of hedge accounting previously discontinued as of December 31, 2022 that remain recorded in Braskem Idesa's other comprehensive income, and which will be transferred to financial income (expenses) according to the schedule of future hedged sales as they occur:

Discontinuation in:	Total nominal value US$	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Total nominal value MXN	Gross nominal value - R$
Hedge discontinued in May, 2016	9,435	13.4541	17.9915	42,810	11,418
Hedge discontinued in December, 2019	557,103	13.6665	19.6113	3,311,848	883,270
Hedge discontinued in December, 2019	21,394	13.4541	19.3247	125,596	33,496
Hedge discontinued in February, 2020	605	13.4541	18.5712	3,096	826
Hedge discontinued in October ,2021	1,079,179	13.6597	20.3587	7,229,433	1,928,090
Hedge discontinued in May ,2022	10,000	20.3587	20.3172	(415)	(111)
	1,677,716			**10,712,368**	**2,856,989**

The following table provides the balances of exchange variation recognized in Braskem Idesa's financial income (expenses) due to the realization of sales designated and discontinued for this hedge in the 12-month period ended December 31, 2022:

All amounts in thousands of R$, except as otherwise stated

	Total nominal value US$	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Total nominal value MXN	Gross nominal value - R$
First quarter	29,136	13.6218	20.2827	194,072	49,302
Second quarter	72,612	13.6507	20.1297	470,453	116,361
Third quarter	72,612	13.6507	20.1297	470,453	120,341
Fourth quarter	78,844	13.6521	20.1224	510,144	137,999
	253,204			1,645,123	424,003

The changes in foreign exchange variation and income taxes under other comprehensive income at Braskem Idesa are as follows:

	Exchange variation	IR and CSL	Net effect
Balances at December 31, 2021	**(2,231,511)**	**670,192**	**(1,561,319)**
Exchange variation recorded in the period / IR	699,677	(209,903)	489,774
Exchange variation transferred to profit or loss / IR	424,003	(127,201)	296,802
Balances at December 31, 2022	**(1,107,831)**	**333,088**	**(774,743)**

Effectiveness tests were conducted and all operations were deemed effective in reducing the dispersion of revenue from sales designated for hedge, when evaluated in Mexican Pesos.

20.7 Credit quality of financial assets

(a) Trade accounts receivable

The Company's clients do not have risk ratings assigned by credit rating agencies. For this reason, the Company developed its own credit rating methodology for all accounts receivable from clients in Brazil and abroad.

Considering the expected credit losses, the percentage of trade accounts receivable by risk ratings was as follows:

		(%)	
		2022	2021
Minimal Risk		72.16	65.39
Low Risk		21.65	26.65
Medium Risk		3.36	6.02
High Risk		2.56	1.54
Very High Risk	(i)	0.28	0.40

(i) Clients in this group that are still active buy from Braskem and pay in advance.

For the export market, around 85% of the portfolio has guarantees, consisting primarily of credit insurance. For the domestic market, around 22% of the portfolio has guarantees, mainly suretyships by the partners of counterparties, complemented by credit insurance.

All amounts in thousands of R$, except as otherwise stated

(b) Cash and cash equivalents and financial investments

In order to determine the credit ratings of counterparties classified under cash and cash equivalents, and financial investments, the Company uses the risk rating of agencies Standard & Poor's, Moody's and Fitch Ratings, within the limits established in its Financial Policy:

				Dec/22			Dec/21
		Domestic market	Foreign market	Total	Domestic market	Foreign market	Total
Financial assets with risk classification							
AAA		5,130,140	2,420,741	7,550,881	4,080,884	2,783,151	6,864,035
AA+		162,650		162,650	109,165		109,165
AA		289,574	107,545	397,119	188,742	629,671	818,413
AA-		149,178		149,178	63,675		63,675
A+		3,423	4,459,700	4,463,123	5,788	2,914,269	2,920,057
A		92,535	1,357,969	1,450,504	107,225		107,225
A-			387,478	387,478	634	236,335	236,969
BBB+		118	375	493	856	38	894
BBB		788	52,389	53,177	129	1,026,104	1,026,233
BBB-					554		554
BB+					50		50
BB					1,479		1,479
BB-			7	7			
		5,828,406	8,786,204	14,614,610	4,559,181	7,589,568	12,148,749
Financial assets without risk classification							
Quotas of investment funds in credit rights					1,721		1,721
Other financial assets with no risk assessment	(i)	83,070	81,425	164,495	25,989	13,782	39,771
		83,070	81,425	164,495	27,710	13,782	41,492
Total		**5,911,476**	**8,867,629**	**14,779,105**	**4,586,891**	**7,603,350**	**12,190,241**

(i) Investments approved by the Management, in accordance with the Financial Policy.

20.8 Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a) Selection of risks

On December 31, 2022, the main risks that can affect the value of Company's financial instruments are:

- U.S. dollar/Brazilian Real exchange rate;
- LIBOR floating interest rate;
- IPCA inflation rate;
- Selic and CDI interest rates; and
- SOFR interest rate.

All amounts in thousands of R$, except as otherwise stated

For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b) Value at risk

The value at risk of the derivatives held by the Company which is defined as the impact on mark-to-market adjustment that could result in one month as from December 31, 2022, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$24.7 million (R$128.9 million) for put options and call options (Note 20.5(a.i)) and US$18.5 million (R$96.7 million) for the U.S. dollar swap (Note 20.5(a.ii)) and US$872 thousand (R$4.5 million) for the CRA swap (Note 20.2(a.iii)).

(c) Selection of scenarios

The Focus Market Readout published by BACEN was used to create the probable scenario for the US$-R$ exchange rate, the Selic interest rate and the CDI interest rate as of December 31, 2022.

According to the Market Readout, at the end of 2023, US$1 will remain at approximately R$5.27, while the Selic rate should reach 12.25% p.a. at the end of the period. The Selic rate is used as benchmark for sensitivity analysis of the CDI rate.

Since the Market Readout report does not include consensus forecasts for the LIBOR rate, the projection of the U.S. Federal Reserve for the Federal Funds rate at the end of the year was used, whose most recent version was published in December 2022, in comparison with the current level of the Federal Funds rate on December 31, 2022.

For each variable analyzed in the sensitivity analysis, the Company has considered estimating annualized variations corresponding to 1 and 3 standard deviations of monthly averages of the last five years. They are equivalent to approximately 15.866% and a 0.135% probability of occurrence for the reasonably possible and possible scenarios, respectively. Then, these changes are applied to the current market levels of each variable.

Uncertainties of the current context

The assumptions of the future value adopted in the construction of the probable scenario and the current value of each variable in this analysis are referenced to the reporting date December 31, 2022. Given the instability in the current economic scenario caused by the COVID-19 pandemic and the global effects resulting from the conflict in Ukraine, interest rates and foreign exchange rates are affected daily. The Company's gains and losses in these probable stress scenarios are analyzed by increasing each variable according to the aforementioned.

All amounts in thousands of R$, except as otherwise stated

The sensitivity values in the table below represent the changes in the value of the financial instruments in each scenario, jointly with the absolute amounts of each of the risk factors considered:

Instrument / Sensitivity	Note	Exposure value as Decemberr 31, 2022	Probable (USDBRL 5,27)	Reasonably possible (USDBRL 5,93)	Gain (losses) Possible (USDBRL 7,35)
Brazilian real/U.S. dollar exchange rate					
Bonds		(37,167,641)	(372,553)	(5,051,899)	(15,155,696)
Export prepayments		(1,028,473)	(10,309)	(139,792)	(419,376)
Investments		(1,985,932)	(19,906)	(269,932)	(809,795)
SACE	16(c.i)	(1,478,722)	(14,822)	(200,991)	(602,973)
Dollar call and put options	(i)	65,370	9,809	(160,742)	(1,023,396)
Dollar swap x CDI		(151,713)	(6,216)	(189,181)	(466,381)
MONFORTE	16(c.ii)	(197,209)	(1,977)	(26,805)	(80,415)
Nexi	16(c.iii.iv)	(100,707)	(1,009)	(13,688)	(41,065)
Other		(734,837)	(7,366)	(99,881)	(299,642)
Financial investments abroad		6,718,183	67,340	913,149	2,739,446
Dollar swap x IPCA		22,713	(607)	(63,356)	(194,841)

Instrument / Sensitivity	Note	Exposure value as Decemberr 31, 2022	Probable (5,58%)	Reasonably possible (7,89%)	Gain (losses) Possible (14,13%)
Libor floating interest rate					
Export prepayments		(35,749)	(887)	(3,388)	(10,163)
Nexi	16(c.iii.iv)	(100,707)	(3,920)	(14,970)	(44,909)
SACE	16(c.i)	(1,478,722)	(49,107)	(187,520)	(562,560)
MONFORTE	16(c.ii)	(197,209)	(4,094)	(15,635)	(46,906)
Investments		(1,985,932)	(63,201)	(241,339)	(724,017)
Outros		(734,837)	(16,887)	(64,483)	(193,449)

Instrument / Sensitivity	Exposure value as Decemberr 31, 2022	Probable (12,25%)	Reasonably possible (17,6%)	Gain (losses) Possible (25,31%)
CDI interest rate				
Debentures	(3,052,400)	302,796	(898,725)	(3,331,635)
Financial investments in local currency	5,876,590	(80,242)	206,257	619,489

Instrument / Sensitivity	Exposure value as Decemberr 31, 2022	Probable (5,31%)	Reasonably possible (6,72%)	Gain (losses) Possible (8,35%)
IPCA interest rate				
Debêntures	(109,877)	1,494	(2,085)	(6,315)
BNDES	(386,534)	26,403	(38,283)	(121,208)
BNB/ FINEP/ FUNDES/FINISA/FINAME/FNE	(3,525)	59	(83)	(252)
CRA	(763,396)	45,429	(65,630)	(206,889)
Dollar swap x IPCA	22,713	(99,748)	31,958	99,871

Instrument / Sensitivity	Exposure value as Decemberr 31, 2022	Probable (12,25%)	Reasonably possible (17,6%)	Gain (losses) Possible (25,31%)
Selic interest rate				
Leniency agreement	(865,311)	6,856	(17,443)	(51,656)

Instrument / Sensitivity	Exposure value as Decemberr 31, 2022	Probable (4,59%)	Reasonably possible (10,58%)	Gain (losses) Possible (22,57%)
Selic interest rate				
Export prepayments	(992,725)	(25,698)	(195,867)	(587,602)
Export credit notes	(521,926)	(13,571)	(103,435)	(310,306)

(i) The Company is in the short position of a possible counterparty call.

All amounts in thousands of R$, except as otherwise stated

21 Taxes payable

	Consolidated		Parent company	
	Dec/22	Dec/21	Dec/22	Dec/21
Brazil				
IPI	74,219	131,290	74,219	131,290
ICMS	218,179	485,302	216,892	483,916
PIS and Cofins	20,406	33,516	17,991	31,141
Other	103,549	46,117	99,618	43,595
Other countries				
Value-added tax	150,260	229,571		
Tax on financial income	222,464	346,817		
Total	789,077	1,272,613	408,720	689,942
Current liabilities	491,051	1,012,116	407,213	689,942
Non-current liabilities	298,026	260,497	1,507	
Total	789,077	1,272,613	408,720	689,942

22 Current income taxes

Expenses with IR and CSL comprise current and deferred income tax and social contribution. Current tax and deferred tax are recognized in profit or loss unless they are related to items directly recognized in equity or in other comprehensive income.

22.1 Current income

Expenses with current taxes comprise the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects the uncertainly related to income taxes, if any. It is measured using tax rates enacted at the reporting date. Current tax also includes any tax arising from dividends. Current tax assets and liabilities are offset only if certain criteria are met.

As of December 31, 2022 the amount presented as recoverable income taxes under current assets is R$392.062 (2021: R$1.189.812). In 2021 R$984.4 million refers to taxes recoverable at Braskem America arising from the tax program offered by the U.S. government, for aid and support to U.S. companies in response to the economic impacts of Covid-19.

(a) Exclusion of inflation adjustment by Selic (economy's basic interest rate) on undue tax payments from taxable income

In July 2010, Braskem and the merged companies in previous years, filed lawsuits claiming exception from the levying of Brazilian income taxes (hereinafter "IR/CSL") on amounts they received as interest on late payment, since they do not represent any equity increase. On September 24, 2021, through Special Appeal 1.603.187, the Federal Supreme Court ("STF") stated that "the levying of IR/CSL on amounts updated by the Selic rate, received due to repetition of undue tax payments, is unconstitutional."

Braskem benefited from this decision in the amount R$540 million reduction in income taxes calculated until 2022 (R$501 million until 2021). In addition, deferred tax assets amounting R$68 million were recognized for the periods in which tax losses, increased.

All amounts in thousands of R$, except as otherwise stated

(b) Exemption of IR/CSL on ICMS tax incentives and benefits

In October 2021, the Company obtained a preliminary injunction to exclude the ICMS tax incentives and benefits applicable to its operations, granted by the governments of States and the Federal District, from the income tax calculation base as from 2021. Since it is an uncertain tax treatment, of December 31, 2021 it remains booked in the balance sheet as income taxes payable.

In August 2022, a judgment was rendered restricting relief only to presumed ICMS credits. Accordingly, the amount related to ICMS tax incentives and benefits was amounting to R$1,038,255.

(c) Use of tax losses in Braskem Idesa

Mexico's federal revenue service ("SAT") has been questioning Braskem Idesa and Braskem SOFOM about the criteria and assumptions adopted in the calculation of income tax. With the intermediation from the Taxpayer Defense Attorney of Mexico ("Prodecon"), on February 3, 2023, Braskem Idesa and Braskem SOFOM signed an agreement, in which Braskem Sofom agreed to settle the income taxes proposed by SAT and Braskem Idesa reviewed the accrued tax losses in certain periods, resulting in a reduction in deferred tax credits of US$ 167 million (R$892 million), with a corresponding entry under deferred income tax expense.

(d) Reconciliation of effective tax rate

		Consolidated		Parent company	
		2022	2021	2022	2021
Profit (loss) before IR and CSL		**47,344**	**17,961,023**	**(1,230,407)**	**15,962,090**
IR and CSL at the rate of 34%		(16,097)	(6,106,748)	418,338	(5,427,111)
Permanent adjustments to the IR and CSL calculation basis					
Equity in results of investees		11,849	1,578	1,080,965	2,862,693
Thin capitalization	(i)	(359,598)	(6,628)	(359,598)	(6,628)
Tax benefits			137,338		137,338
Reduction of tax loss	22.1(c)	(891,669)			
Effect of the different jurisdictional taxes rate and the applicable	(ii)	1,029,618	1,980,358		
Other permanent adjustments		(454,663)	(265,454)	(329,250)	(220,414)
Non-incidence of IRPJ/CSL on SELIC update of tax indebits refer note	22.1(a)	39,395	501,382	39,395	501,382
Other permanent adjustments		(226,570)	(241,229)	44,880	175,596
Effect of IR and CSL on results of operations		**(867,735)**	**(3,999,403)**	**894,730**	**(1,977,144)**
Breakdown of IR and CSL:					
Current IR and CSL expense					
Current year		(1,003,705)	(3,834,437)	118,861	(1,890,256)
		(1,003,705)	(3,834,437)	118,861	(1,890,256)
Deferred IR and CSL expense					
Origination and reversal of temporary differences		1,192,438	(246,294)	653,471	(86,888)
Tax losses (IR) and negative base (CSL)		(1,056,468)	81,328	122,398	
		135,970	(164,966)	775,869	(86,888)
Total		**(867,735)**	**(3,999,403)**	**894,730**	**(1,977,144)**
Effective rate	(iii)	**1832.8%**	**22.3%**	**72.7%**	**12.4%**

(i) Includes the amount from the adjustment of interest rates in financial operations with subsidiaries in accordance with sub-capitalization tax rules.

All amounts in thousands of R$, except as otherwise stated

(ii) Besides the differences on tax basis calculation, it includes the impact from the difference between Brazilian tax rate (34%) and the tax rates in countries where the subsidiaries abroad are located, as follows:

	Official rate - %	
	Headquarters (Country)	2022
Braskem Alemanha	Germany	31.09
Braskem America and Braskem America Finance	USA	24.46
Braskem Argentina	Argentina	25.00
Braskem Chile	Chile	27.00
Braskem Holanda, Braskem Holanda Finance, Braskem Holanda Inc, B&TC and ER Plastics	Netherlands	25.80
Braskem Idesa, Braskem Idesa Serviços, Braskem México Braskem México Serviços, Braskem México Proyectos and Terminal Química	Mexico	30.00
Braskem India	India	30.00

(iii) The effects presented in the reconciliation of the effective rate, in relation to the profit before taxes of R$47,344, resulted in an effective rate of 1,832.8%, the main effect described in Note 22.1(c).

22.2 Deferred income taxes

Deferred income taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for the Parent Company and its individual subsidiaries.

The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from how the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. Annually, the Company revises its projection of taxable income based on its Business Plan.

The Business Plan is prepared annually by the Executive Board, and its main variables include projections for the prices of the products produced by the Company, the prices of raw materials, the growth in gross domestic product of each country in which the Company operates, exchange rate variation, interest rates, inflation rates and fluctuations in supply and demand for inputs and finished goods.

In evaluating the plan, the Company uses its historical performance, strategic planning and market projections produced by specialized third party consulting firms, which are reviewed and supplemented based on Management´s experience.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves. Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax assets and liabilities are offset only if certain criteria are met.

All amounts in thousands of R$, except as otherwise stated

(a) Changes in deferred tax assets and liabilities balances

Consolidated

Assets		As of December 31, 2020	Impact on the P&L	Other comprehensive income	As of December 31, 2021	Impact on the P&L	Other comprehensive income	As of December 31, 2022
Tax losses (IR) and negative base (CSL)		3,278,184	76,532		3,354,716	(957,184)		2,397,532
Goodwill amortized		6,520	(4,061)		2,459	(364)		2,095
Exchange variations		3,817,615	462,447		4,280,062	(937,182)		3,342,880
Temporary adjustments		4,996,337	(214,060)		4,782,277	(134,745)		4,647,532
Business combination		56,211	(29,327)		26,884	(26,884)		
Fair value adjustments of non-controlling subsidiaries								
Tax credits	(i)	77,032	(77,032)			697,662		697,662
Other		45,366	72,523		117,889	(1,197)		116,692
		12,277,265	**287,022**		**12,564,287**	**(1,359,894)**		**11,204,393**
Liabilities								
Amortization of goodwill based on future profitability		722,222	2,875		725,097	(2,664)		722,433
Tax depreciation		3,737,169	439,781		4,176,950	(125,488)		4,051,462
PIS/COFINS credit - exclusion of ICMS from the calculation			331,479		331,479	(141,830)		189,649
Temporary adjustments		158,232	(69,239)		88,993	331,322		420,315
Present value adjustment and amortized cost		79,920	74,771		154,691	211,458	57,802	423,951
Hedge accounting			(234,402)	234,402		(1,549,020)	1,549,020	
Amortization of fair value adjustments on		279,321	(46,888)		232,433	(45,796)		186,637
Other		4,827	(46,389)	46,388	4,826	(173,846)	173,846	4,826
		4,981,691	**451,988**	**280,790**	**5,714,469**	**(1,495,864)**	**1,780,668**	**5,999,273**
Net		**7,295,574**	**(164,966)**	**(280,790)**	**6,849,818**	**135,970**	**(1,780,668)**	**5,205,120**
Presentation in the balance sheet:								
Non-current assets		8,529,972			8,257,252			6,358,601
(-) Non-current liabilities		1,234,398			1,407,434			1,153,481

Parent company

Assets		As of December 31, 2020	Impact on the P&L	Other comprehensive income	Impact betwen the equity	As of December 31, 2021	Impact on the P&L	Other comprehensive income	Impact betwen the equity	As of December 31, 2022
Tax losses (IR) and negative base (CSL)		58,421				58,421	122,399			180,820
Goodwill amortized		2,823	(364)			2,459	(364)			2,095
Exchange variations		3,817,615	462,447			4,280,062	(937,182)			3,342,880
Temporary adjustments		4,582,628	(208,601)			4,374,027	(341,532)			4,032,495
Business combination		56,211	(29,327)			26,884	(26,884)			
Tax credits	(i)	77,033	6,386		(83,419)		697,662			697,662
Other		31,972	68,061			100,033	234		183	100,450
		8,626,703	**298,602**		**(83,419)**	**8,841,886**	**(485,667)**		**183**	**8,356,402**
Liabilities										
Amortization of goodwill based on future profitability		715,568				715,568				715,568
Tax depreciation		1,010,376	47,273			1,057,649	106,852			1,164,501
Variações cambiais			331,479			331,479	(141,830)			189,649
Present value adjustment and amortized cost		79,920	68,644			148,564	8,935	160,164		317,663
Hedge accounting			(39,592)	39,592			(1,211,916)	1,211,916		
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar		279,320	(40,761)			238,559	(45,796)			192,763
Other		4,818	18,447	(18,447)		4,818	22,219	(22,219)		4,818
		2,090,002	**385,490**	**21,145**		**2,496,637**	**(1,261,536)**	**1,349,861**		**2,584,962**
Net		**6,536,701**	**(86,888)**	**(21,145)**	**(83,419)**	**6,345,249**	**775,869**	**(1,349,861)**	**183**	**5,771,440**

(i) The credits refer to the tax paid by subsidiaries abroad, not used by Braskem S.A. in 2022 as it presents a tax loss, to be used in the coming years.

All amounts in thousands of R$, except as otherwise stated

(b) Offset for the purpose of presentation in the consolidated statement of financial position

	Headquarters (Country)	Dec/22			Dec/21		
		Tax calculation	Offsetting	Balance	Tax calculation	Offsetting	Balance
Assets							
Braskem S.A.	Brazil	8,356,402	(2,584,962)	5,771,440	8,841,886	(2,496,637)	6,345,249
Braskem Argentina	Argentina	21,339	(16,174)	5,165	3,271		3,271
Braskem America	USA	356,598	(356,598)		294,328	(294,328)	
Braskem Alemanha	Germany	23,038		23,038	44,417		44,417
Braskem Chile	Chile	47		47	92		92
Braskem Holanda	Netherlands	195,042	(39,696)	155,346			
Braskem Idesa	Mexico	2,078,206	(1,840,669)	237,537	3,282,125	(1,506,541)	1,775,584
Braskem Idesa Serviços	Mexico				26		26
Braskem México Serviços	Mexico	13,628		13,628	2,502		2,502
Braskem México	Mexico	86,368		86,368	16,181		16,181
Cetrel	Brazil	39,387	(5,405)	33,982	40,434	(7,586)	32,848
DAC	Brazil	32,617	(2,262)	30,355	39,025	(1,943)	37,082
Terminal Quimica	Mexico	1,618		1,618			
Voqen	Brazil	103	(26)	77			
		11,204,393	**(4,845,792)**	**6,358,601**	**12,564,287**	**(4,307,035)**	**8,257,252**
Liabilities							
Braskem S.A.	Brazil	2,584,962	(2,584,962)		2,496,637	(2,496,637)	
Braskem America	USA	1,493,471	(356,598)	1,136,873	1,701,762	(294,328)	1,407,434
Braskem Argentina	Chile	16,174	(16,174)				
Braskem Holanda	Netherlands	39,696	(39,696)				
Braskem Idesa	Mexico	1,840,669	(1,840,669)		1,506,541	(1,506,541)	
Braskem México	Mexico						
B&TC	Netherlands	16,608		16,608			
Cetrel	Brazil	5,405	(5,405)		7,586	(7,586)	
DAC	Brazil	2,262	(2,262)		1,943	(1,943)	
Voqen	Brazil	26	(26)				
		5,999,273	**(4,845,792)**	**1,153,481**	**5,714,469**	**(4,307,035)**	**1,407,434**

23 Sundry provisions

	Consolidated		Parent company	
	Dec/22	Dec/21	Dec/22	Dec/21
Provision for environmental damages	1,120,188	1,035,426	1,073,099	981,695
Provision for customers rebates	126,754	101,253	62,023	26,810
Other	130,005	152,584	91,967	112,806
Total	**1,376,947**	**1,289,263**	**1,227,089**	**1,121,311**
Current liabilities	530,814	465,051	451,070	377,314
Non-current liabilities	846,133	824,212	776,019	743,997
Total	**1,376,947**	**1,289,263**	**1,227,089**	**1,121,311**

(a) Provision for environmental damages

The provision for environmental damages is estimated based on current legal and constructive requirements, technology, price levels and expected remediation plans.

Realized costs and cash outflows may differ from current estimates due to the changes in laws and regulations, public expectations, prices, new findings by the ongoing studies and analysis of local conditions and changes in remediation technologies.

The time and value of future expenses related to environmental liabilities are reviewed annually, as well as the interest rate used for discounting them to present value.

The Company operates in several countries and is subject to different environmental laws and regulations inherent to the operations and activities areas. Remediation expenses are incurred during several years due to their complexity and extension. New information on websites, new technologies or future developments, such as involvement in investigations by regulatory agencies, may require that we reevaluate our potential exposure related to environmental matters.

The provision is recorded based on the areas in which remediation actions will be necessary. Due to the high complexity in identifying potential environmental impacts, alternative solutions and recovery costs estimations, these estimates can only be made with reasonable assurance after the completion of all phases of the process to identify and investigate environmental liabilities, which are in accordance with the phases and protocols established by environmental agencies.

The Company monitors the areas under study to capture any new facts and changes in circumstances that change the prognosis of actions to be adopted and consequently affect the estimation of provision for environmental remediations.

(b) Rebates

Some sales agreements of the Company provide for a rebate, in products, should certain sales volumes be achieved within the year, six-month period or three-month period, depending on the agreement. The bonus is recognized monthly in a provision, assuming that the minimum contractual amount will be achieved.

All amounts in thousands of R$, except as otherwise stated

(c) Changes in provisions

				Consolidated
	Recovery of environmental damage	Rebate	Other	Total
December 31, 2020	**602,490**	**123,465**	**148,253**	**874,208**
Additions, monetary adjustments and exchange variation	576,086	144,710	114,395	835,191
Write-offs through usage and payments	(143,150)	(166,922)	(110,064)	(420,136)
December 31, 2021	**1,035,426**	**101,253**	**152,584**	**1,289,263**
Additions, monetary adjustments and exchange variation	299,241	184,142	19,777	503,161
Write-offs through usage and payments	(214,479)	(158,641)	(42,357)	(415,477)
December 31, 2022	**1,120,188**	**126,754**	**130,005**	**1,376,947**

				Parent company
	Recovery of environmental damage	Rebate	Other	Total
December 31, 2020	**595,855**	**47,395**	**112,768**	**756,018**
Additions, monetary adjustments and exchange variation	528,990	80,945	110,016	719,951
Write-offs through usage and payments	(143,150)	(101,530)	(109,978)	(354,658)
December 31, 2021	**981,695**	**26,810**	**112,806**	**1,121,311**
Additions, monetary adjustments and exchange variation	294,460	143,035	21,518	459,013
Write-offs through usage and payments	(203,056)	(107,822)	(42,357)	(353,235)
December 31, 2022	**1,073,099**	**62,023**	**91,967**	**1,227,089**

24 Provisions for legal proceedings and contingent liabilities

Braskem is a defendant in lawsuits and administrative proceedings arising from the normal course of its business. The Management, based on its assessment and that of its external legal advisors, classifies these proceedings in terms of probability of loss as follows:

> **Probable chance of loss**: present obligation for which there is a higher probability of loss than of a favorable outcome. For these claims, a provision is recognized based on an estimated amount of the obligation that reflects the expected outflow of resources (see Note 24.1).
>
> **Possible chance of loss:** present obligation for which the possibility of loss is greater than remote and less than probable. For these claims, the Company does not recognize a provision and discloses the most significant matters (see Note 24.2).

The Management believes that the estimates related to the outcome of the proceedings and the possibility of future disbursement may change in view of the following: (i) higher courts may decide in a similar case involving another company, adopting a final interpretation of the matter and, consequently, advancing the termination of the proceeding involving the Company, without any disbursement or implying the need of any financial settlement of the proceeding; and (ii) programs encouraging the payment of the debts implemented in Brazil at the Federal and State levels, in favorable conditions that may lead to a disbursement that is lower than the one that is recognized in the provision or lower than the value of the matter.

All amounts in thousands of R$, except as otherwise stated

In addition, the Company also is a plaintiff to several lawsuits. In these cases, the Company discloses the contingent asset when the receipt of economic benefits is probable. However, when the realization of the benefit is virtually certain, the related asset no longer constitutes a contingent asset, and as such amount is recognized.

Any changes in the court's understanding of the position could cause future impacts on the financial statements of the Company due to such proceedings.

24.1 Lawsuits with probable losses

		Consolidated		Parent company	
		Dec/22	Dec/21	Dec/22	Dec/21
Labor claims	(a)	212,657	268,758	209,475	262,187
Tax claims	(b)				
IR and CSL		51,756	61,946	51,756	61,946
PIS and COFINS		311,433	299,202	311,433	299,202
ICMS		348,544	331,094	348,544	331,094
Other tax claims		24,160	22,857	20,386	19,221
		735,893	715,099	732,119	711,463
Corporate claims		103,387	94,826	103,387	94,826
Civil claims and other		119,561	75,147	119,353	74,963
		1,171,498	1,153,830	1,164,334	1,143,439

(a) Labor claims

As of December 31, 2022, the provision is related to 472 labor claims, including occupational health and security cases (2021: 529). The Management, based on its assessment and that of its external legal advisors, estimate that the term for the termination of these types of claims in Brazil exceeds five years. The estimates related to the outcome of proceedings and the possibility of future disbursement may change in view of new decisions in higher courts.

(b) Tax claims

As of December 31, 2022, the main claims are the following:

(i) Non-cumulative PIS and COFINS

The Company is charged amounts arising from compensation of Non-Cumulative PIS and COFINS tax credits in the years 2005, 2010 and in the period from 2012 to 2018 that were not approved by the Federal Revenue Service of Brazil ("RFB"), mainly related to the following topics:

- Offsetting Statements, with credits in amounts that exceeded those declared in the respective Statement of Calculation of Social Contributions;

- freight expenses: not associated with sales operations and/or operations without proven association and contracted in the country, but concerning imported products;

- credits arising from the acquisition of property, plant and equipment mostly related to acquired companies, whose documentation was not found;

- taxation of revenues incorrectly classified as tax exempt, subject to zero tax rate or not taxed.

All amounts in thousands of R$, except as otherwise stated

On December 31, 2022, the balance of this provision was R$212,223 (2021: R$202,737). The Management of Braskem, based on its assessment and that of its external legal advisors and considering the precedents on the matters at the Administrative Council of Tax Appeals ("CARF"), estimates that the administrative procedures will be concluded in 2026.

(ii) PIS and COFINS taxes

The Company is assessed for the payment of these taxes in many legal claims, such as:

- insufficient payment of COFINS for the period from March 1999 to December 2000, from February 2001 to March 2002, from May to July 2002 and September 2002 due to alleged calculation errors, and non-compliance with the widening the tax calculation base and increasing the contribution rate envisaged in Law 9.718/1998;

- offset of the COFINS dues relating to September and October 1999 using the credit resulting from the addition of 1% to the COFINS rate;

- rejection of the offset of PIS and COFINS dues relating to the period from February to April 2002 using the PIS credits under Decree-Laws 2.445 and 2.449, calculated between June 1990 and October 1995, under the argument that the time period for using said credits had expired; and

On December 31, 2022, the balance of this provision was R$69,641 (2021: R$67,403). Management, based on its assessment and that of its external legal advisors, estimates these procedures will conclude by 2030.

The Company offered guarantees in the form of bank guarantee and finished products, which, together, fully cover the amount of claims.

(iii) ICMS tax on interstate purchases

In 2009, the merged company Braskem Qpar was assessed by the Finance Department of the State of São Paulo for the payment of ICMS in view of alleged violations:

- undue use of tax credits in the amount of R$58,164, due to the recording of credits indicated in the invoices for the sale of certain products, issued by Acrinor Acrilonitrila do Nordeste S.A. and Proquigel Química S.A., since the products were to be exported, and were therefore exempt from payment of ICMS tax;

- the fine for the abovementioned tax offense corresponds to 100% of the principal value recorded;

- fine in the amount of 30% on R$480,389, which corresponds to the sum of the amounts indicated in tax documents whose outflow of goods was not identified by the tax authority; and

- fine due to lack of presentation of tax documents requested.

After ending the discussions in the administrative sphere, with the partial reduction in contingency, the Company proposed lawsuits to continue the discussion, which were secured by a guarantee insurance. On December 31, 2022, the balance of this provision was R$329,125 (2021: R$313,380). The Company's Management, based on its assessment and of its external legal advisors, estimates the legal procedures will conclude in 2026.

All amounts in thousands of R$, except as otherwise stated

(c) Changes in claims with probable chance of loss

					Consolidated
	Labor claims	Tax claims	claims	Civil claims and other	Total
December 31, 2021	**268,758**	**715,099**	**94,826**	**75,147**	**1,153,830**
Additions, monetary adjustments and exchange variation	128,682	60,627	9,048	76,227	274,584
Payments	(57,750)	(8,792)		(3,243)	(69,785)
Reversals (*)	(127,033)	(31,041)	(487)	(28,570)	(187,131)
December 31, 2022	**212,657**	**735,893**	**103,387**	**119,561**	**1,171,498**

					Parent company
	Labor claims	Tax claims	Corporate claims	Civil claims and other	Total
December 31, 2021	**262,187**	**711,463**	**94,826**	**74,963**	**1,143,439**
Additions, monetary adjustments and exchange variation	128,331	60,489	9,048	76,203	274,071
Payments	(56,704)	(8,792)		(3,243)	(68,739)
Reversals (*)	(124,339)	(31,041)	(487)	(28,570)	(184,437)
December 31, 2022	**209,475**	**732,119**	**103,387**	**119,353**	**1,164,334**

(*) A provision reversal occurs when the probability of loss or the value attributed to the lawsuit changes, or the suit is closed with a cash disbursement lower than the provisioned amount.

24.2 Contingent liabilities

The contingent liabilities whose loss is assessed as possible (possibility of loss greater than remote and less than probable) by the Company's Management, based on its evaluation and that of its external legal advisors, are recorded as follows:

			Consolidated
	Note	Dec/22	Dec/21
Tax claims	(a)	18,270,680	17,224,429
Civil claims - Alagoas	26	2,784,589	2,614,344
Civil claims - Other	(b)	786,441	737,083
Labor claims	(c)	605,546	763,555
Environmental claims	(d)	639,880	571,057
Social security claims	(e)	515,506	398,783
Other lawsuits	(f)	380,862	337,807
Total		**23,983,504**	**22,647,058**

(a) Tax claims

(i) IR/CSL: Charges with goodwill amortization

The subsidiaries Cetrel and DAC were notified by the Brazilian Federal Revenue Service, (*Secretaria da Receita Federal do Brasil*, hereinafter "RFB"), in December 2020 and June 2021, respectively, for the deduction of tax amortization charges on goodwill arising from the acquisition of equity interests in 2012.

On December 31, 2022, the amounts of these claims adjusted for inflation was R$194,695 (2021: R$179,370). The cases are pending in the administrative sphere. with conclusion expected by 2026.

All amounts in thousands of R$, except as otherwise stated

(ii) IR/CSL: Exchange variation on naphtha imports

In December 2017 and December 2020, the Company received a tax deficiency notice related to the disallowance of exchange variation expenses between the due date of commercial invoices and the effective payment of obligations related to naphtha imports, related to calendar years 2012 and 2015, respectively. Regarding year 2012, disallowances led to the adjustment of tax losses and social contribution tax loss carryforwards. For 2015, a tax credit was considered along with a qualified fine corresponding to 150% of the tax deficiency notice amount.

The tax deficiency notice issued in December 2020 also resulted in partial disallowance of the cost of naphtha imported from its subsidiary abroad, in an amount corresponding to the profit margin calculated by the subsidiary in the naphtha resale operations, carried out in 2014 and 2015.

As of December 31, 2022, this uncertain tax treatment is R$1.2 billion (2021: R$1.1 billion), including fiscal years already filed and non-filed. The administrative proceedings should be concluded by 2026.

(iii) ICMS: Credit reversal on output with tax deferral

In July and December 2020, the Company was notified, by the State of Alagoas, due to the lack of ICMS tax payment arising from the alleged lack of reversal of the tax credited in operations prior to outflows with tax deferral. On December 31, 2022, the value of these cases was R$639 million (2021: R$587 million).

The administrative proceedings should be concluded by 2025.

(iv) IR/CSL: Foreign earned income – Braskem Holanda

The Company received a deficiency notice from RFB, referring to fiscal years 2015 and 2016, stating its disagreement with applying the Agreement between Brazil and the Netherlands to avoid double taxation, which establishes that Dutch companies' profits cannot be taxed in Brazil.

On December 31, 2022, the amount of the uncertain tax treatment is R$10.6 billion (2021: R$8.8 billion), including fiscal years already filed and non-filed.

The administrative proceeding should be concluded by 2026.

(v) PIS and COFINS: taxation of liability reductions settled in connection with the installment plan under Provisional Executive Order (“MP”) 470/2009

The Company received notice for not applying to PIS and COFINS taxes the reductions for fines and interest, in view of the adoption of the installment plan offered by the Federal Government under MP 470/2009.

In March 2023, the court of last resort (the Superior Chamber of the Tax Resources Administrative Board) ruled in favor of the Company, cancelling the full collection. The Management, based on its assessment and that of its external advisors, understands an appeal from the National Treasury is not applicable and, hence, the probability of loss was changed from possible to remote. Awaiting publication of such decision.

On December 31, 2022, the updated value of this proceeding is R$967 million (2021: R$910 million).

(vi) IR/CSL: Charges with goodwill amortization

The Company was served by the RFB for deducting amortization charges, from 2007 to 2013, relating to goodwill originated from acquisitions of shareholding interests in 2002. In 2002, Braskem foundation was fulfilled due to petrochemical assets disposals from several business groups.

On December 31, 2022, the updated contingency estimate is R$1.1 billion (2021: R$1.1 billion).

All amounts in thousands of R$, except as otherwise stated

These administrative proceedings should be concluded by 2025, while the current court proceeding should be concluded by 2030.

The Company offered a performance bond that covers the total amount involved in the court proceedings.

(vii) Non-cumulative PIS and COFINS taxes

The Company received a deficiency notice from the RFB due to the use of non-cumulative PIS and COFINS tax credits in the acquisition of certain goods and services consumed in its production process in matters that have already been contested at the administrative and court level and comprise the period from 2004 to 2018.

On December 31, 2022, the amount under discussion of these notices is R$1,4 (2021: R$1,3 billion).

The administrative proceedings should be concluded by 2026, while the lawsuits should be concluded by 2032.

The Company offered a performance bond that covers the total amount involved in the court proceedings.

(viii) IR/CSL: Unlimited offsetting

In December 2009 and March 2017, the Company received tax deficiency notices claiming that the methodology used to offset tax losses and tax loss carryforwards that failed to observe the limit of 30% of the Taxable Profit and Social Contribution calculation base when offsetting such liabilities with Corporate Income Tax and Social Contribution liabilities in merger operations, respectively, in November 2007 and August 2013.

On December 31, 2022, the updated value of the contingency amounted to R$462 million (2021: R$430 million). The lawsuits should be concluded by 2031.

The Company offered performance bonds that cover the total amount involved in the court proceeding.

(ix) ICMS

The Company challenges ICMS collection drawn up in the States of São Paulo, Rio de Janeiro, Rio Grande do Sul, Bahia, Pernambuco and Alagoas, which materialized in administrative and court proceedings, including the following topics:

• ICMS credit on the acquisition of assets that are considered by tax authority as being for use and consumption, which as such do not produce a right to the credit because they are not physically part of the end product;

• ICMS credit arising from the acquisition of assets to be used in property, plant and equipment, which is considered by tax authority as not being related to the production activity, such as laboratory equipment, material for the construction of warehouses, security equipment, etc.;

• internal transfer of finished products for an amount lower than the production cost;

• omission of the entry or shipment of goods based on physical count of inventories;

• lack of evidence of exports of goods with shipment presumably taxed for the domestic market;

• non-payment of ICMS on the sale of products subject to tax substitution and credit from acquisitions of products subject to tax substitution;

• fines for the failure to register invoices; and

All amounts in thousands of R$, except as otherwise stated

• nonpayment of ICMS tax on charges related to the use of the electricity transmission system in operations conducted in the Free Market of the Electric Power Trading Chamber.

On December 31, 2022, the adjusted value of these proceedings was R$768 million (2021: R$756 million).

These administrative proceedings are expected to be terminated in 2027, while the court proceedings are expected to be terminated in 2031.

The Company offered performance bonds that cover the total amount involved in the current court proceedings.

(x) PIS and COFINS sundry

The Company is involved in collection actions related to PIS and COFINS assessments in the judicial courts, which discuss the alleged undue offsetting of credits arising from other proceedings, including: (i) Income Tax prepayments; (ii) FINSOCIAL; (iii) tax on net income (ILL); (iv) PIS-Decrees – Federal Laws 2.445 and 2.449; and (v) the COFINS tax arising from the undue payment or payment in excess.

On December 31, 2022, the adjusted amounts involved of these assessments total R$136 million (2021: R$131 million).

These judicial proceedings are expected to be terminated in 2025.

The Company offered guarantees that cover the total amount involved in the court proceedings.

(xi) IRRF and IR/CSL: Commission expenses

In December 2017, the Company received a tax deficiency notice from the RBF arising from: (i) the disallowance of commission expenses paid by Braskem in 2011; (ii) the disallowance of commission expenses paid by Braskem Inc. in 2013 and 2014; (iii) lack of payment of withholding income tax ("IRRF") on the payments referred to in the previous item; and (iv) the disallowance of advertising expenses incurred in 2013.

As of December 31, 2022, the updated amount of taxes and tax effects from disallowances of income tax losses and social contribution tax loss carryforwards in the tax deficiency notice is R$153 million (2021: R$142 million).

This administrative proceeding should be concluded by 2024.

(xii) Isolated fine – failure to ratify DCOMPS

In 2015 through 2022, the Company received notifications of individual fines imposed due to the use of credits from: (i) non-cumulative PIS/COFINS taxes; (ii) negative balances of IR/CSL taxes; (iii) REINTEGRA credits; and (iv) other credits, for offsets not approved by the RFB.

In March 2023, when judging the leading cases on the matter (Extraordinary Appeal 796,939 and Direct Action for the Declaration of Unconstitutionality 4905), the Federal Supreme Court established the understanding that such fine is unconstitutional, which changes the probability of loss from possible to remote.

As of December 31, 2022, the updated value of these deficiency notices amounted to R$353 million (2021: R$310 million).

All amounts in thousands of R$, except as otherwise stated

(xiii) IR/CSL: Negative Balance – Offset

The Company claims, at the administrative and judicial levels, that RFB denies offsets seeking to settle federal taxes with credits arising from negative balance of IR/CSL.

As of December 31, 2022, the updated value of the taxes whose offset was not approved amounted to R$176 million (2021: R$173 million).

These administrative proceedings should be concluded by 2024, while the lawsuits should be concluded by 2030.

The Company offered a performance bond that covers the total amount involved in the current court proceedings.

(xiv) PIS and COFINS: Cide-Fuels Tax Offset

The Company is a party to lawsuits claiming PIS and COFINS tax liabilities arising from their offset using Cide-Fuels tax credits, as authorized under Federal Law 10.336/2001.

As of December 31, 2022, the updated value of these cases was R$123 million (2021: R$118 million). The lawsuits should be concluded by 2030.

The Company offered a performance bond that covers the total amount involved in the court proceedings.

(b) Civil claims

(i) Resale of solvents

In January 2017, the Company became defendant in a civil lawsuit filed by former reseller of solvents, claiming alleged breach of a tacit distribution agreement. The lawsuit is pending judgment.

On December 31, 2022, the claims prepared by the other party amounted to R$302 million (2021: R$265 million).

(ii) Hashimoto Public-Interest Civil Action

The Public-Interest Civil Action was filed in June 2018 by the São Paulo State Public Prosecutor's Office against the Company and other firms that operate in the Capuava Petrochemical Complex, claiming the reparation and/or remediation of environmental damages supposedly arising from the emission of pollutants into the air, as well as the joint judgement of companies that comprise said complex seeking environmental moral damages in the updated amount of R$201 million (2021: R$175 million).

Braskem filed its defense in December 2020, which is awaiting expert evidence. This lawsuit should be concluded by 2030.

(c) Labor claims

Lawsuits filed by former team members and contractors who provided services to Braskem, and are chiefly related to overtime, wage parity and other amounts established in labor laws.

(d) Environmental claims

Public-Interest Civil Action filed in September 2011 by the Local Government of the city Ulianópolis in Pará State against Braskem and other companies, claiming reparation and/or remediation of environmental damages allegedly resulting from the delivery of waste to the Brazilian Bauxite Company , which had not disposed of it properly, polluting an area of the Municipality of Ulianópolis, as well as the joint and several liability of these

All amounts in thousands of R$, except as otherwise stated

companies for the payment of indemnification for environmental damage in the updated amount of R$363 million (2021: R$325 million).

The companies filed their defense, however, a decision was rendered determining the temporary dismissal of the action for one year. This action should be concluded by 2030.

(e) Social security claims

In 2012, the Company withdrew sponsorship of the plans Petros Copesul and Petros PQU, and, in 2009, Petros Copene, whose private pension entity was Petros, remaining the obligation established under the Sponsorship Withdrawal Instrument to pay the mathematical reserves of Members, pursuant to Complementary Law 109/2001, which was met in 2015. However, after the payment, several beneficiaries filed individual and collective action regarding various claims, such as: (i) Difference of the Individual Withdrawal Fund; (ii) Change in base date; (iii) age limiter; (iv) 90% of supplementation; (v) Return of Contributions; (vi) Difference in Savings Account Reserve; (vii) Objection against legality of Sponsorship Withdrawal.

Currently, this portfolio is composed of 729 active cases (2021: 783), of a financial contingency nature, representing an estimated amount of R$379 million (2021: R$332 million).

(f) Other lawsuits

(i) Incentivized Preferred Shares

The Company currently is subject to the liquidation of an award related to a lawsuit filed in 1988, whose decision required Polialden Petroquímica S.A. ("Polialden"), a company merged into Braskem, to pay certain non-controlling shareholders that hold preferred shares in Polialden the distribution of the remaining net profit of the company.

The liquidation of award aims to determine the value of the dividends to be paid in accordance with the terms of the decision. The process is awaiting the start of the expert evidence.

As of December 31, 2022, based on Management's assessment and that of its external legal advisors, the Company recorded a provision of R$21 million (2021: R$19 million). The amount considered as possible loss is R$262 million, and the total amount of the lawsuit is R$283 million (2021: R$257 million).

(ii) Social security – hazardous agents

The Company is a party to other proceedings, which claim payments of additional contribution for Occupational Environmental Risk to fund the special retirement plan due to the alleged exposure of workers to hazardous agents: (a) in the administrative sphere (a.1) in the period from April 1999 to February 2006, jointly with a fine due to failure to declare the generating factor of the contribution to GFIP, and (a.2) in the period from January 2016 to July 2018; (b) in the legal sphere, in the periods from November 2000 to January 2001 and November 2001 to June 2002.

On December 31, 2022, the adjusted amount of these proceedings is R$203 million (2021: R$187 million).

The administrative proceedings should be concluded by 2025, while the only current court proceeding should be concluded by 2028.

The Company pledged a performance bond that covers the total amount involved in the current court proceeding.

All amounts in thousands of R$, except as otherwise stated

24.3 Class action

On August 25, 2020, an action was filed against Braskem and some of its current and former executives in the US District Court for the District of New Jersey, in the United States, on behalf of an alleged class of investors who acquired Braskem's shares. The action was grounded in the U.S. Securities Exchange Act of 1934 and its rules, based on allegations that the defendants made false statements or omissions related to the geological event in Alagoas.

On December 15, 2022, the parties entered into Agreement to terminate the Class Action via payment of US$3 million, which was carried out in January 2023. On December 20, 2022, as the first measure for approval of the Agreement, the lead plaintiff filed a preliminary approval motion and the U.S. District Court for the District of New Jersey will follow the required procedure for approval of the Agreement. The extinction of Class Action will be declared only after approval of the Agreement and after the obligations assumed by the parties of the Agreement are met.

Braskem cannot predict precisely all costs in solving this dispute. The Company may be named as a defendant in other similar legal actions.

24.4 Contingent assets

Contingent assets normally arise from unplanned or unexpected events that give rise to the possibility of an inflow of economic benefits to the Company. Contingent assets are not recognized in the financial statements, but they are disclosed when it is likely that an inflow of economic benefits will occur. However, when the inflow of benefits is virtually certain, the asset is recognized in the financial position statement because that asset is no longer considered contingent.

(i) Compulsory loans: Centrais Elétricas Brasileiras S.A. ("Eletrobras")

The compulsory loan in favor of Eletrobras was established by Federal Law 4.156/62, to finance the energy industry and remained effective until 1993. It was collected through the energy bills of industrial consumers with monthly consumption equal to or higher than 2000kwh and, after successive amendments to the law, the reimbursement was extended to 20 years, plus compensatory interest of 6% per year, which can be anticipated through conversion of credits into shares issued by Eletrobras.

Between 2001 and 2009, the companies merged into Braskem S/A filed proceedings seeking the recovery of amounts related to differences in the inflation adjustment of the compulsory loan, interest on arrears and compensatory interest and other related payments.

The Company obtained a favorable final and unappealable decision in the cases of the merged companies Alclor Química de Alagoas Ltda., Companhia Alagoas Industrial – Cinal, Companhia Petroquímica do Sul S.A. – Copesul and Trikem S. A., which are currently in the execution phase. The cases of the merged companies Ipiranga Petroquímica S.A., Petroquímica Triunfo Ltda. and Quattor Química S.A are in the cognizance phase.

The term, form and amount to be realized are still uncertain, so it is not possible to determine the amount to be received and, for such reason, the asset does not meet the conditions to be recorded in the financial statements.

All amounts in thousands of R$, except as otherwise stated

25 Leniency agreement with authorities

In the context of allegations of undue payments in connection with Operation Car Wash in Brazil, the Company hired external experts in investigation to conduct an independent investigation into such allegations ("Investigation") and to report their findings.

In December 2016, the Company entered into Leniency Agreements with the Federal Prosecution Office (*Ministério Público Federal*, hereinafter "MPF Agreement") and with U.S. and Swiss authorities ("Global Settlement"), in the amount of US$957 million (R$3.1 billion, at the time), which were duly ratified. Further, the Company engaged in a process of cooperation and negotiation with the Ministry of Transparency and the Office of The Federal Controller General (*Controladoria Geral da União*, hereinafter "CGU") and the Office of the Attorney General (*Advocacia Geral da União,* hereinafter "AGU"), which culminated in the execution of the leniency agreement with such authorities on May 31, 2019 ("CGU/AGU Agreement" and, jointly with the Global Settlement, "Agreements"), which addresses the same facts that are the subject of the Global Settlement and provides for an additional disbursement of R$409,877 due to the calculations and parameters adopted by CGU/AGU. In addition, in 2019, the State Prosecution Office of Bahia and the State Prosecution Office Rio Grande do Sul adhered to the MPF Agreement. However, no additional payments are expected to be made by the Company.

The Company already has paid R$3,070,578, distributed as shown below:

Agreements signed with:	AGU FCG and MPF	DoJ (i)	OAG (i)	MPF	SEC (i)	Total
Amounts paid	877,763	296,591	407,300	1,282,464	206,460	3,070,578

(i) U.S. Department of Justice ("DoJ"); Swiss Office of the Attorney General ("OAG") and U.S. Securities Exchange Commission ("SEC").

As of December 31, 2022, the outstanding amount is R$903,140 (2021: R$1,123,296), with R$392,486 (2021: R$353,385) recorded in current liabilities and R$510,654 (2021: R$769,911) in non-current liabilities, under the MPF Agreement and CGU/AGU Agreement, which will be paid in three annual installments adjusted by the variation in the Selic rate and payable until January 30, 2025. To guarantee payment of the installments of these installments coming due, Braskem gave as collateral assets from its property, plant and equipment corresponding to one annual installment.

Braskem's activities related to the monitoring by the CGU of the Company were successfully concluded, and no pending issues involving the Company remained. Now, the CGU will present the Final Monitoring Report and prepare the Agreement. Moreover, the Company is in compliance with all of its obligations under the Agreements and continues to cooperate with government authorities.

26 Geological event - Alagoas

The Company operated, since its formation and subsequently as the successor of the company Salgema, salt mining wells located in Maceió city, with the purpose of supplying raw material to its chlor-alkali and dichloroethane plant. In March 2018, an earthquake hit certain districts of Maceió, Alagoas, where the wells are located, and cracks were found in buildings and public streets of Pinheiro, Bebedouro, Mutange and Bom Parto districts.

In May 2019, the Geological Survey of Brazil ("CPRM") issued a report, indicating that the geological phenomenon observed in the region, could be related to the rock salt exploration activities developed by Braskem. In view of these events, on May 9, 2019, Braskem preventively decided to suspend its salt mining activities and the operation of its chlor-alkali and dichloroethane plant.

All amounts in thousands of R$, except as otherwise stated

Since then, the Company has been devoting its best efforts to understand the geological event: (i) possible surface effects; and (ii) the analyses of well's stability. The results are being shared with the Brazilian National Mining Agency ("ANM") and other pertinent authorities, which the Company has been maintaining constant dialogue.

Braskem presented to ANM the measures for shutting down its salt mining fronts in Maceió, with measures for the closure of its wells, and, on November 14, 2019, it proposed the creation of a protective area surrounding certain wells as a precautionary measure to ensure public safety. These measures are based on a study conducted by the Institute of Geomechanics of Leipzig (IFG), in Germany, an international reference in the geomechanical analysis of areas of salt extraction by dissolution, and are being adopted in coordination with the Civil Defense of Maceió and other authorities.

As a result of the geological phenomenon, negotiations were conducted with public and regulatory authorities that resulted in the Agreements executed, including:

i) Agreement to Support the Relocation of People in Risk Areas ("Agreement for Compensation of Residents"), entered into with State Prosecution Office ("MPE"), the State Public Defender's Office ("DPE"), the Federal Prosecution Office ("MPF") and the Federal Public Defender's Office ("DPU"), which was ratified by the court on January 3, 2020, adjusted by its resolutions and subsequent amendments, , which establish cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió ("Civil Defense Map"), as updated in December 2020 (version 4), and guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program ("PCF") implemented by Braskem to the population in the areas of the Civil Defense Map, as well as the dismissal of the Public-Interest Civil Action (Reparations for Residents), as detailed in note 26.1 (i).

(ii) Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation and the Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation (jointly referred to as "Agreement for Socio-Environmental Reparation"), signed with the MPF with the MPE as the intervening party, on December 30, 2020, in which the Company mainly undertook to: (i) adopt measures to stabilize and monitor the subsidence phenomenon arising from salt mining; (ii) repair, mitigate or compensate possible environmental impacts and damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate possible socio-environmental impacts and damages arising from salt mining in the Municipality of Maceió, as well as the termination of the Public-Interest Civil Action (Socio-environmental Reparation) related to the Company, as detailed in Note 26.1 (ii). Moreover, the Agreement for Socio-Environmental Reparation envisages the inclusion of other parties, which depends on specific negotiation with such potencial parties.

Thus, the Company has been meeting all obligations assumed with the authorities and acting proactively on all fronts to resolve the issues arising from the geological event. Highlights: (i) PCF significant advances on assisting public authorities to vacate properties located in the risk areas and submitting full financial compensation offers with a high level of acceptance; (ii) the actions for closing and monitoring the salt wells, which are following the mining closure plan approved by the ANM, seeking to stabilize the subsidence phenomenon resulting from salt mining; and (iii) the social and environmental diagnoses conducted in connection with the Socio-Environmental Reparation Agreement.

As assessed by the Company and its external advisors, considering the measures recommended on technical studies in the short and long-term and the existing information and refined estimates of expenses for implementing several measures connected with the geological event in Alagoas, the provision recorded on December 31, 2022, shows the following changes in in the period:

All amounts in thousands of R$, except as otherwise stated

		Consolidated
	2022	2021
Balance at the beginning of the year	**7,661,259**	**9,175,777**
Additions	1,520,019	1,339,765
Payments and reclassifications (*)	(2,742,791)	(2,928,081)
Realization of present value adjusment	188,071	73,798
Balance at the end of the year	**6,626,558**	**7,661,259**
Current liability	4,247,609	4,378,071
Non-current liability	2,378,949	3,283,188
Total	**6,626,558**	**7,661,259**

(*) Of this amount, R$2,532,138 (2021: R$2,739,686) refers to payments made and R$210,653 (2021: R$188,395) was reclassified to other accounts payable.

The current provision can be segregated into the following action fronts:

a. Support for relocating and compensating for the residents, business and real state owners of properties located in the Civil Defense Map (version 4) updated in December 2020, including establishments that requires special measures for their relocation, such as hospitals, schools and public equipment.

These actions have a provision of R$2,087,142 (2021: R$3,390,849) comprises expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation and negotiation of individual agreements for financial compensation.

b. Actions for closing and monitoring the salt wells, environmental actions and other technical matters. Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing salt mining wells. Based on studies of the specialists, the recommendation was to fill 5 more salt wells with solid material, bringing the total wells to be filled to 9, a process that should take 4 years. For the remaining 26, the recommended actions are: conventional closure using the tamponade technique, which consists of promoting the cavity pressurization, applied worldwide for post-operation cavities; confirmation of natural filling status; and, for some wells, sonar monitoring.

The provisioned amount of R$1,367,269 (2021: R$1,691,032) to implement the measures described in this item was calculated based on existing techniques and the solutions planned for the current conditions of the wells, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may be change in the future, in accordance with the results of the monitoring of the wells, the progress of implementing the plans to close wells, possible changes that may be required in the environmental plan, the monitoring of the ongoing measures and other possible natural alterations.

The monitoring system implemented by Braskem envisages actions developed during and after the closure of wells, focusing on safety and monitoring of region's stability.

The Company's actions are based on technical studies conducted by outsourced specialists, with the recommendations presented to the competent authorities. The Company is implementing the actions approved by ANM.

In June 2022, in compliance with the Agreement for Socio-environmental Reparation, Braskem submitted to the MPF the environmental diagnosis containing the assessment of the potential environmental impacts and damages arising from salt mining activities and the environmental plan with proposals of the measures required. As established in the agreement, the parties jointly defined the specialized company that will evaluate and monitor the environmental plan. In December 2022, the second opinion report on the environmental plan was

All amounts in thousands of R$, except as otherwise stated

filed with the MPF. In February 2023, MFP expressed its agreement with this environmental plan, incorporating the suggestions provided in the second opinion report. Braskem initiated the actions foreseen by the plan, implementing the commitments established in the agreement and sharing the results of its actions with the authorities, which also includes the update of the environmental diagnosis in December 2025.

c. Social and urban measures, under the Agreement for Socio-environmental Reparation signed on December 30, 2020, allocating R$1,580,000 for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, of which R$300 million going to indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. The provision amount, updated by inflation index established in the agreement, is R$1,567,842 (2021: R$1,577,186).

d. Additional measures, for which the provision amounts to R$1,604,305 (2021: R$1,002,192), for expenses with: (i) actions related to the Technical Cooperation Agreements entered into by the Company; (ii) the hiring of external advisors to support the execution of the relocation actions and compensation of the families; (iii) infrastructure for assisting residents; (iv) expenses with managing the geological event in Alagoas relating to communication, compliance, legal services, etc.; (v) additional measures to assist the region and maintenance of areas, including actions for requalification and indemnification directed to Flexais region; and (vi) other matters classified as a present obligation for the Company, even if not yet formalized.

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method; the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense map; and possible studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents, and other new developments in the matter.

The measures related to the mine closure plans are also subject to the analysis and approval by ANM, the monitoring of results of the measures under implementation as well as changes related to the dynamic nature of geological event.

Continuous monitoring is essential for confirming the results of the current recommendations. Accordingly, the plans to close the wells may be updated based on the need to adopt technical alternatives to stabilize the subsidence phenomena arising from the extraction of salt. In addition, the assessment of the future behavior of cavities monitored using sonar and piezometers could indicate the need for certain additional measures to stabilize them.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, will be defined considering the environmental diagnosis already prepared by a specialized and independent company. After the conclusion of all discussions with authorities and regulatory agencies, as per the process established in the agreement, an action plan will be agreed to be part of the measures for a Plan to Recover Degraded Areas ("PRAD").

At this time, the preliminary actions for addressing the environmental impacts are already being mapped, but it is still impossible to predict the events resulting from discussions about the environmental plan with the authorities, as well as possible costs to be added in the Company's provisions.

Furthermore, the Socio-Environmental Reparation Agreement envisages the potential adherence by other parties, including the Municipality of Maceió.

Also in the context of understandings with the authorities to address claims related to the event in Alagoas, on October 26, 2022, the 3rd Federal Court of Alagoas ratified the Term of Agreement for Implementation of

Socioeconomic Measures for the Requalification of the Flexal Area ("Flexais Agreement"), entered into by Braskem and the MPF, the MPE, the DPU, and Municipality of Maceió for the adoption of action for requalification in the Flexais region, compensation to the Municipality of Maceió and indemnities to the residents of this location. The expected disbursement amounts to the execution of the obligations defined in the Term of Agreement are part of the provision under (d) Additional Measures.

The Company has been making progress in negotiations with government authorities about other indemnification requests to understand them better, resulting in advances in the understanding between the parties that may result in an agreement. Although future disbursements may occur as a result of said negotiations, as of the reporting date, the Company is unable to predict the results and timeframe for concluding these negotiations or its possible scope and the total associated costs in addition to those already provisioned for.

It is not possible to anticipate all new claims, related to damages or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of infraction or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipality or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated at this moment.

Consequently, the Company cannot eliminate the possibility of future developments related to the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may differ from its estimates and provisions.

In February 2023, the Company signed a settlement agreement with the insurance companies, closing the discussion to regulate the claim for the geological event in Alagoas. The effects will be recorded in the first quarter of 2023.

26.1 Lawsuits pending

In the context of this event, the following lawsuits were filed against the Company:

(i) Public-Interest Civil Action ("ACP") filed by the Alagoas State Prosecution Office and the Alagoas State Public Defender's Office – Reparation for Residents

Public-Interest Civil Action claiming the payment of indemnification for damages caused to the buildings and the residents of areas affected in the Pinheiro district and surrounding areas, in the total minimum amount of R$6.7 billion, with initial request for provisional measure to freeze the Company's financial and other assets in the same amount. Successive orders to freeze funds resulted in the court blocking of R$3.7 billion in assets in 2019, and the unfreezing occurred in January 2020. Once the case was sent to the Federal Courts, the Federal Prosecution Office started to participate in the action.

The first agreement under this Public-Interest Civil Action (Reparation for Residents) was ratified on January 3, 2020. The Agreement to Support the Relocation of People in Risk Areas ("Agreement for Compensation of Residents"), entered into by Braskem and the MPE, the DPE, the MPF and the DPU ("Authorities"), establishes cooperative actions for relocating people in risk areas and guaranteeing their safety, which provides support under the Financial Compensation and Support for Relocation Program implemented by Braskem, for the population in specified risk areas.

All amounts in thousands of R$, except as otherwise stated

After updates of the Civil Defense Map, two legal instruments were entered into with the Authorities, in July and October 2020, to include properties in the PCF.

On December 30, 2020, the Company and the Authorities executed a second amendment to the Agreement for Compensation of Residents to terminate the Public-Interest Civil Action, through which the parties agreed to include in PCF the relocation of additional properties defined in the updated version of the Civil Defense Map, of December 2020, and in the independent technical and specialized studies engaged by the Company on the potential impact of the geological event on the surface of the region ("Studies"). The Agreement for Compensation of Residents includes the area currently affected by the geological event, according to the Civil Defense, and the areas with potential future impacts indicated in the Studies.

To implement the actions envisaged in the Public-Interest Civil Action, the Company undertook to maintain R$2.7 billion in a checking account (R$1.7 billion under the Agreement for Compensation of Residents and an additional R$1 billion under the second amendment), with minimum working capital of R$100 million, whose transactions will be verified by an external audit company. On December 31, 2022, arising from the costs incurred related to the PCF, the balance of this checking account corresponded to R$175,153 under current assets (2021: R$835,517). In addition, the Company and the Authorities agreed to: (i) create a technical group (Technical Monitoring Committee) to monitor the geological event and study the areas adjacent to the Civil Defense Map for a period of five years; and (ii) maintain a performance bond in the current amount of R$1.2 billion (down from the R$2 billion performance bond envisaged in the Agreement for Compensation of Residents).

With the judicial ratification by the courts of the Agreement for Compensation of Residents on January 6, 2021, this Public-Interest Civil Action was terminated.

(ii) Public-Interest Civil Action filed by the Alagoas State Federal Prosecution Office – Social-environmental reparation

Public-Interest Civil Action claiming the payment by the Company of indemnification for socio-environmental damages and other collective damages, as well as the adoption of corrective and environmental compliance measures, with preliminary injunction requiring the freezing of assets, suspension of borrowings with the BNDES, formation of an own private fund in the initial amount of R$3.1 billion and the pledging of guarantees in the amount of R$20.5 billion. The amount of the action was R$27.6 billion.

On December 30, 2020, the Agreement for Socio-environmental Reparation was executed, with the Company mainly undertaking to: (i) adopt measures to stabilize and monitor the subsidence phenomenon resulting from salt mining; (ii) repair, mitigate or compensate potential impacts and environmental damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate potential impacts and social and urban damages arising from salt mining in the Municipality of Maceió, as detailed below:

(i) To stabilize the cavities and monitor the soil, the Company continues to implement the action plans involving the closure of mining fronts prepared by Braskem and approved by the ANM, whose measures can be adjusted until the stability of the subsidence phenomenon resulting from salt mining is verified.

(ii) Regarding the potential environmental impacts and damages resulting from salt mining in the Municipality of Maceió: as agreed with the MPF, the Company hired a specialized independent company to identify and recommend measures for recovering, mitigating or compensating any environmental impacts identified as the result of salt mining activities in Maceió. The study and the second opinion report on the environmental planning were delivered to the MPF on June 30, 2022 and December 7, 2022, respectively, and will follow the procedures as per the agreement for final consolidation of the actions to be adopted in the mutual agreement between the Company and the MPF, but it is not possible to predict the outcome or if it will result in additional amounts other than those already recorded in the provision.

All amounts in thousands of R$, except as otherwise stated

(iii) Regarding potential impacts and social and urban damages arising from salt mining in the city of Maceió: to allocate the maximum amount of R$1,280 million for adopting actions and measures in vacated areas, urban mobility actions and social compensation actions. For these social compensation actions and measures, on June 30, 2022, the Company filed with the MPF the report and the respective plan of social action that will be used as base to define the measures to be adopted. Braskem also will allocate the amount of R$300 million for indemnification for social and collective pain and suffering and possible contingencies related to actions in vacated areas and in urban mobility actions.

The Company and the Federal Prosecution Office also agreed to hire a specialized consultancy to evaluate the Company's Social and Environmental Management Program and on the pledging of security interest involving certain assets of the Company in the amount of R$2.8 billion to substitute the performance bond of R$1 billion.

The Agreement for Socio-environmental Reparation was ratified by Court on January 6, 2021, with the termination of the Public-Interest Civil Action for Socio-environmental Reparation with regard to Braskem. Moreover, this agreement provides for the possibility of adhesion by other parties, including the Municipality of Maceió.

Finally, under the Agreement for Socio-environmental Reparation, on January 21, 2021 the Civil Investigation launched in June 2020 by the MPE was closed. It aimed to: (i) calculate the extent of the urban damages caused by the geological event that occurred in Maceió; (ii) seek, from liable parties, necessary and adequate architectural solutions for the destination, restoration and/or use of the cited empty spaces left in the districts impacted; (iii) calculate, if applicable, potential compensatory liabilities for the damages caused to the urban order.

(iii) Public-Interest Civil Action filed by the Federal Public Defender's Office ("DPU"): refusal of insurance within the scope of Housing Financial System ("SFH")

Public-interest civil action filed by DPU to question the denial of necessary insurance for contracts under the SFH to acquire properties located within a radius of 1 km outside the risk area defined by the version 4 map of Civil Defense authorities, which is the subject matter of the Residents PCA agreement – see item (i).

Insurers linked to SFH, financial agents, the regulatory agency and Braskem are the defendants. The main claim is only against the insurers, financial agents and the regulatory agency on the grounds that the refusal to contract the insurance is abusive and has no technical or legal grounds. There is a secondary and eventual claim to sentence Braskem to pay indemnification in an amount to be settled in the future, if the judge understands that the refusal somehow has grounds due to the subsidence phenomenon.

It is not possible to estimate the indemnification amount, which will depend on the evidence of damages submitted by people whose insurance was denied.

(iv) Public-Interest Civil Action filed by the Alagoas State Public Defender's Office – Review of terms of the Flexais Agreement

Public-interest civil action filed by DPE against the Company, the Federal Government, the State of Alagoas and the Municipality of Maceió seeking, among other claims, the revision of terms of the Flexais Agreement, signed amongst Braskem, the MPF, the MPE, the DPU, and Municipality of Maceió, ratified on October 26, 2022, by the 3rd Federal Court of Alagoas.

Through of this lawsuit, the DPE seeks, among other claims, the inclusion of residents of Flexais region, who choose to adhere the PCF, program created under the agreement in ACP (Reparation for Residents), with consequent reallocation of these residents and compensation for moral and material damages in parameters specified in the ACP.

All amounts in thousands of R$, except as otherwise stated

As injunction relief, DPE also requested, that the Municipality of Maceió and Braskem initiated the registration of all residents who requested to be relocated and their concomitant inclusion in the PCF, or, alternatively, requested the freeze of Braskem bank accounts in the amount of R$ 1.7 billion, to guarantee the compensation for moral and material damages to residents of the Flexais region, this being the amount attributed to the lawsuit. The injunction relief requests were rejected by court; decision subjected to appeal by DPE.

The Management, supported by the opinion of the external legal advisor, classifies the probability of loss in this lawsuit as possible.

(v) Indemnity claim: Companhia Brasileira de Trens Urbanos ("CBTU")

On February 2, 2021, the Company was notified of the filing of a lawsuit by Companhia Brasileira de Trens Urbanos, formulating initially only a preliminary injunction for maintaining the terms of the cooperation agreement signed previously by the parties. The request was denied in lower and appellate courts, given the fulfillment of the obligations undertaken by Braskem. On February 24, 2021, CBTU filed an amendment to the initial request claiming the payment of compensation for losses and damages in the amount of R$222 million and for moral damages in the amount of R$500 thousand, as well as the imposition of obligations, including the construction of a new rail line to substitute the stretch that passed through the risk area.

On December 31, 2022, the updated value of this lawsuit is R$1.43 billion (2021: R$1.40 billion). In parallel, Braskem and CBTU continue to make progress in the technical understanding to seek a consensual solution for better addressing the matter.

The Management, based on its assessments and that of its external legal advisors, classifies the probability of loss in this case as possible.

(vi) Indemnity Claim: Pinheiro District Property

Indemnity claim for Damages filed by Construtora H. Lobo (under court-supervised reorganization), a Contractor that claimed it suffered damages and loss of profits due to an agreement to purchase from Braskem a property in the District of Pinheiro. Said agreement was terminated by Braskem due to lack of payment by the Contractor. Nevertheless, the Contractor claims that Braskem omitted information on the existence of structural problems in the deactivated salt mining wells located on said property. As of December 31, 2022, the amount of this action is R$306 million (2021: R$264 million). The lawsuit is ongoing, and Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

(vii) Compensation Claim: State of Alagoas

Indemnity claim filed by the State of Alagoas, requesting compensation for alleged damages resulting, among others claims, from the loss of properties within the risk area defined by the DCM, alleged investments initiated by the State of Alagoas and that would have become void due to the evacuation of the risk area and alleged loss of tax revenue, with a request that such damages to be determined by a court appraiser.

As injunction relief, the State of Alagoas requests the blocking of R$ 1.1 billion from Braskem bank accounts, as a guarantee to repair material and non-material damages allegedly suffered by the State Public Administration, this being the amount attributed to the lawsuit.

The Management, supported by the opinion of its external legal advisor, classifies the probability of loss in this lawsuit as possible.

All amounts in thousands of R$, except as otherwise stated

(viii) Other individual actions: Indemnifications related to the impacts of subsidence and relocation of areas affected

On December 31, 2022, Braskem was defendant in several other actions, that, in aggregate, involve the amount of R$1 billion (2021: R$895 million), filed in Brazil and abroad, seeking the payment of indemnifications directly or indirectly related to the geological event in Maceió.

The Management, supported by the opinion of its external legal advisor, classifies the probability of loss of the individual lawsuits, in the total amount abovementioned, as possible.

27 Benefits offered to team members

27.1 Short-term benefits

The obligations of short-term benefits for employees are recognized as personnel expenses as the corresponding service is rendered. The liability is recognized at the amount of the expected payment if the Company has a legal or constructive obligation to pay the amount due to services rendered by an employee in the past and the obligation can be reliably estimated.

	Consolidated		Parent company	
	2022	2021	2022	2021
Tax claims	243,620	235,681	157,244	156,202
Civil claims - Alagoas	127,954	136,851	77,370	72,706
Civil claims - Other	86,217	77,201	73,114	67,044
Labor claims	62,786	51,240	47,085	39,094
Environmental claims	10,400	10,324	4,602	3,899
Social security claims	27,032	15,723	13,294	6,638
Other lawsuits	16,027	12,546	1,335	1,464
	574,036	**539,566**	**374,044**	**347,047**

27.2 Long-term incentive plan ("ILP Plan")

On March 21, 2018, the Extraordinary Shareholders Meeting approved the Long-Term Incentive Plan with the grant of Restricted Shares ("ILP Plan") to align the interests of shareholders and executive officers (participants) and to promote their continued employment at the Company.

The grant is subject to the voluntary investment of own financial resources by participants in the shares issued by the Company (tickers BRKM5 or BAK). To acquire the right, participants must maintain their employment relationship with the Company and hold uninterruptedly the shares acquired during the three-year vesting period.

When the conditions to obtain the right are met, the Company transfers to participants the number of restricted shares to which they are entitled, which are held in treasury or acquired through repurchase program.

If the transfer is not possible, the Company will pay to participants, in cash, the amount equivalent to the shares granted at the share price traded on stock exchange on the second business day immediately prior to the respective payment date.

The fair value of shares on the grant date is recognized on a straight-line basis under personnel expenses during the vesting period, reflecting the expected number of shares that will meet the conditions to obtain the right, in

All amounts in thousands of R$, except as otherwise stated

such a way that the end amount recognized as an expense is based on the number of shares that effectively meet the conditions on the vesting date.

The form of settlement of the ILP Plan determines the corresponding entry of expenses, which is recognized under equity for payment of shares and recognized under liabilities for cash payment, with the liability remeasured on each reporting date and on the settlement date, based on the American Depositary Receipt price. Any changes in the fair value of the liability are recognized as personnel expenses.

The programs listed below were approved by the Board of Directors under the terms and conditions of the Long-Term Incentive Plan, which includes a list of eligible people, the period for acquisition of own shares by the participants and the number of restricted shares to be delivered to participants as consideration for each share acquired.

Flat	Grant Date	End of Grace Period	Settlement Method	Granted quantities	(-) Canceled	(-) Exercised	Qty. on 12/31/2021	(+) Granted	(-) Canceled	(-) Exercised	Qty. on 12/31/2022	Fair value of the share*
2019 Plan	03/19/19	22/03/19	Shares	417,234	(71,905)		345,329		(18,802)	(326,527)		
2019 Plan	03/19/19	22/03/19	Cash	82,128	(8,433)		73,695		(1,297)	(72,398)		
2020 Plan	04/01/20	23/04/01	Shares	1,007,883	(72,743)	(2,373)	932,767				932,767	R$ 16.27
2020 Plan	04/01/20	23/04/01	Cash	314,333	(47,943)		266,390				266,390	USD 9,67
2021 Plan	05/10/21	24/05/10	Shares	557,888	(9,598)		548,290				548,290	R$ 51.39
2021 Plan	05/10/21	24/05/10	Cash	144,779			144,779				144,779	USD 9,67
2022 Plan	05/17/22	25/05/17	Shares					537,870			537,870	R$ 44.15
2022 Plan	05/17/22	25/05/17	Cash					132,902			132,902	USD 9,67

(*) Values in monetary units.

On December 31, 2022, the amount registered in equity is R$39,413 (2021: R$31,932).

27.3 Post-employment benefits

The obligations for contributions to defined contribution plans are recognized in profit or loss as personnel expenses when the related services are provided by employees. The contributions paid in advance are recognized as an asset to the extent that a cash reimbursement or a reduction in future payments is possible.

The Company's net obligation for defined benefit plans is calculated for each of the plans based on the estimated amount of future benefit that employees will receive in return for services rendered in the current and prior periods. Such amount is discounted to its present value and is reported net of the fair value of any of the plan's assets.

The calculation of the obligation of the defined benefit plan is made annually by a qualified accountant using the projected unit credit method. When calculations result in a potential asset for the Company, the asset to be recognized is limited to the present value of economic benefits available as future plan reimbursements or as a reduction in future contributions to the plan. To calculate the present value of economic benefits, any applicable minimum cost requirements are taken into account. Remeasurements of net obligation, which include: actuarial gains and losses, return on plan assets (excluding interest) and the effects of the asset cap (if any, excluding interest), are immediately recognized in other comprehensive income.

Braskem and subsidiaries in Brazil

Braskem and the subsidiaries in Brazil sponsor a defined contribution plan for its team members managed by Vexty, a private pension plan entity. Vexty offers its participants, which are employees of the sponsoring

All amounts in thousands of R$, except as otherwise stated

companies, an optional defined contribution plan in which monthly and additional participant contributions and monthly and annual sponsor contributions are made to individual pension savings accounts. For this plan, the sponsors pay contributions to private pension plan on contractual or voluntary bases. As soon as the contributions are paid, the sponsors do not have any further obligations related to additional payments.

As of December 31, 2022, the number of active participants in Vexty sums 6,391 (2021: 6,113) and the contributions made by the sponsors in the year amount to R$92,208 (2021: R$68,744) and the contributions made by the participants amounted to R$77,263 (2021: R$83,599).

According to Brazilian laws, the type of health plan offered by Braskem, named contributory plan, ensures to the participant who retires or is dismissed without cause the right to remain in the plan with the same assistance coverage conditions they had during the employment term, provided they assume the full payment of the plan (Company's part + participant's part).

Braskem America

Braskem America administers the Novamont, which is a closed defined benefit pension plan for the employees of a plant located in the State of West Virginia. On December 31, 2022, there were 36 active participants, 32 employees with deferred benefits along and 101 assisted participants (2021: 36 active participants, 141 employees with deferred benefits and 173 assisted participants).

During 2022, the number of participants in the pension plan decreased, and 173 participants received a fixed payment or opted for insurance annuity.

Due to the current funding levels of the pension plan, the subsidiary was not required to contribute to the plan during the 2022 plan year and, therefore, there were no additional cash contributions made by the subsidiary or the participants in 2022 and 2021.

Braskem Alemanha ("Germany")

Braskem Alemanha is the sponsor of the defined benefit plans and defined contribution plans of its employees. As of December 31, 2022, the plans have 172 participants (2021: 158) and no contributions were made by the subsidiary or the participants in 2022 and 2021.

Braskem Holanda ("Netherlands")

The subsidiary Braskem Holanda is the sponsor of the defined contribution plans of its employees. As of December 31, 2022, the plans have 12 participants (9 participants in 2021) and no contributions were made by the subsidiary or the participants in 2021 and 2020.

Braskem Idesa

Braskem Idesa is the sponsor of defined benefit plans for its team members. As of December 31, 2022, the plan was composed of 965 active participants (2021: 936 active participants).The contributions the subsidiary made in the year amounted to R$4,370 (2021: R$3,810). During 2022 and 2021, there were no contributions from participants.

All amounts in thousands of R$, except as otherwise stated

(a) Amounts in statement of financial position

		Consolidated
	Dec/22	Dec/21
Defined benefit		
Novamont Braskem America	58,221	117,509
Braskem Idesa	23,053	22,960
Braskem Alemanha and Netherlands	147,562	223,193
	228,836	363,662
Health care		
Bradesco saúde	321,520	243,706
Total obligations	**550,356**	**607,368**
Fair value of plan assets		
Novamont Braskem America	(54,665)	(117,509)
Braskem Alemanha	(1,948)	(2,162)
	(56,613)	(119,671)
Consolidated net balance (non-current liabilities)	**493,743**	**487,697**

(b) Change in obligations

						Consolidated
			2022			2021
	Health insurance	Benefit plans	Total	Health insurance	Benefit plans	Total
Balance at beginning of year	243,706	363,662	607,368	217,089	370,860	587,949
Current service cost	4,928	12,732	17,660	4,817	13,681	18,498
Interest cost	20,200	6,914	27,114	15,692	5,906	21,598
Benefits paid	(12,639)	(34,208)	(46,847)	(10,712)	(7,191)	(17,903)
Actuarial losses (gain)	65,325	(83,485)	(18,160)	16,820	(26,668)	(9,848)
Exchange variation		(36,779)	(36,779)		7,074	7,074
Balance at the end of the year	**321,520**	**228,836**	**550,356**	**243,706**	**363,662**	**607,368**

(c) Change in fair value plan assets

		Consolidated
	Dec/22	Dec/21
Balance at beginning of year	119,671	115,875
Actual return on plan assets	(25,929)	722
Benefits paid	(32,264)	(5,301)
Exchange variation	(4,866)	8,375
Balance at the end of the year	**56,613**	**119,671**

On December 31, 2022, the balance of the fair value of assets is represented by the assets of the Novamont defined benefit plan, which has a level-1 fair value hierarchy.

All amounts in thousands of R$, except as otherwise stated

(d) Amounts recognized in profit and loss

						Consolidated
			2022			2021
	Health insurance	Benefit plans	Total	Health insurance	Benefit plans	Total
Current service cost	4,928	12,732	17,660	4,817	13,681	18,498
Interest cost	20,200	6,914	27,114	15,692	5,906	21,598
Actuarial losses		(83,485)	(83,485)		(24,203)	(24,203)
	25,128	(63,839)	(38,711)	20,509	(4,616)	15,893

(e) Actuarial principles

										(%)
					2022					2021
	Health insurance	United States	Mexico	Germany	Netherlands	Health insurance	United States	Mexico	Germany	Netherlands
Discount rate	5.97	5.10	8.00	1.20	3.60	5.33	2.90	8.00	1.20	1.20
Inflation rate	3.00	n/a	4.00	2.00	2.00	3.00	n/a	4.00	2.00	2.00
Expected return on plan assets	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Rate of increase in future salary levels	n/a	n/a	5.00	3.00	3.25	n/a	n/a	5.00	3.00	3.00
Rate of increase in future pension plan	n/a	n/a	n/a	1.75	2.25	n/a	n/a	n/a	1.75	1.75
Aging factor	2.50	n/a	n/a	n/a	n/a	2.50	n/a	n/a	n/a	n/a
Medical inflation	3.50	n/a	n/a	n/a	n/a	3.50	n/a	n/a	n/a	n/a
Duration	12.83	n/a	n/a	n/a	n/a	14.16	n/a	n/a	n/a	n/a

(f) Sensitivity analysis

															Impact on the defined benefit obligation
					Premise change					Premise increase					Premise reduction
	Health insurance	United States	Mexico	Germany	Netherlands	Health insurance	United States	Mexico	Germany	Netherlands	Health insurance	United States	Mexico	Germany	Netherlands
Discount rate	1.0%	1.0%	1.0%	0.25%	0.25%	32,758	5,536	1,646	5,477	297	(39,621)	(6,605)	(1,935)	(5,836)	(315)
Real medical inflation	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Rate of increase in future salary levels	n/a	n/a	n/a	0.5%	0.5%	n/a	n/a	n/a	8,604	468	n/a	n/a	n/a	(8,114)	(442)
Rate of increase in future pension plan	1.0%	n/a	n/a	0.25%	0.25%	(7,740)	n/a	n/a	4,241	231	8,098	n/a	n/a	(4,115)	(224)
Life expectancy	1.0%	n/a	n/a	1 ano	1 ano	48,527	n/a	n/a	3,637	198	(39,355)	n/a	n/a	(3,797)	(207)
Mortality rate	n/a	10.0%	n/a	n/a	n/a	n/a	1,681	n/a	n/a	n/a	n/a	(1,839)	n/a	n/a	n/a

						Health insurance - Impact on cost of services and interests costs
	Premise change		Premise increase		Premise reduction	
	Cost of services	Iterests costs	Cost of services	Iterests costs	Cost of services	Iterests costs
Discount rate	1.0%	1.0%	730	106	(933)	11
Life expectancy	1.0%	1.0%	542	4,441	(464)	(3,602)
Rate of increase in future pension plan	1.0%	1.0%	123	708	(129)	(741)

All amounts in thousands of R$, except as otherwise stated

28 Equity

28.1 Capital

On December 31, 2022, the Company's subscribed and paid up capital stock amounted to R$8,043,222 and comprised 797,207,834 shares with no par value, distributed as follows:

								Amount of shares	
		Common shares	%	Preferred shares class A	%	Preferred shares class B	%	Total	%
Novonor		226,334,623	50.11	79,182,498	22.95			305,517,121	38.32
Petrobras		212,426,952	47.03	75,761,739	21.96			288,188,691	36.15
ADR	(i)			42,869,320	12.42			42,869,320	5.38
Other		12,907,077	2.86	146,581,427	42.48	478,790	100.00	159,967,294	20.07
Total		**451,668,652**	**100.00**	**344,394,984**	**99.81**	**478,790**	**100.00**	**796,542,426**	**99.92**
Treasury shares				665,408	0.19			665,408	0.08
Total		**451,668,652**	**100.00**	**345,060,392**	**100.00**	**478,790**	**100.00**	**797,207,834**	**100.00**
Authorised		**535,661,731**		**616,682,421**		**593,818**		**1,152,937,970**	

(i) *American Depository Receipt* ("ADR") on the New York Stock Exchange – NYSE (USA).

Changes in shares during the year:

				Amount of shares
	Note	2021	Changes	2022
Outstanding shares				
Commom shares		451,668,652		451,668,652
Preferred Class A	28.4	344,158,226	236,758	344,394,984
Preferred Class B		478,790		478,790
		796,305,668	**236,758**	**796,542,426**
Treasury shares				
Preferred Class A	28.4	902,166	(236,758)	665,408
Total		**797,207,834**		**797,207,834**

28.2 Capital reserves

This reserve includes part of the shares issued in Parent Company's several capital increases. This reserve can be used to absorb losses, to redeem, reimburse or purchase shares, and to incorporate into the capital stock.

28.3 Profit reserves

(a) Legal reserve

Under Brazilian Corporation Law, companies must transfer 5% of net profit for the year to a legal reserve until this reserve is equivalent to 20% of the paid-up capital. The legal reserve can be used for capital increase or absorption of losses.

(b) Tax incentive reserve

This reserve results from the allocation of part of net income for the year equivalent to tax incentives, arising from governmental subsidies (see Note 31). This reserve may only be used to offset losses with subsequent reconstitution or increase share capital.

All amounts in thousands of R$, except as otherwise stated

(c) Profit retention

Under Brazilian Corporation Law, portions of net income for the fiscal year may be allocated to reserves or retained based on the capital budget. Profits not allocated as such may be distributed to shareholders in the form of dividends. In 2022, this reserve was partially used to absorb losses for the year (Note 28.6).

28.4 Share rights

Preferred shares carry no voting rights, but they ensure priority, non-cumulative annual dividend of 6% of their unit value, according to profits available for distribution. The unit value of the shares is obtained through the division of capital by the total number of outstanding shares. As common shares, only class "A" preferred shares will have the same claim on the remaining profit that exceed the minimum mandatory dividend of 6% and will be entitled to dividends only after the priority dividend is paid to preferred shareholders. Only class "A" preferred shares also have the same claim as common shares on the distribution of shares resulting from capitalization of other reserves. Class "A" preferred shares can be converted into common shares upon resolution of majority voting shareholders present at a General Meeting. Class "B" preferred shares can be converted into class "A" preferred shares at any time, at the ratio of two class "B" preferred shares for one class "A" preferred share, upon a simple written request to the Company, provided that the non-transferability period provided for in specific legislation that allowed for the issue and payment of such shares with tax incentive funds has elapsed.

In 2022, 236,758 shares held in treasury were delivered to participants of the LTI Program 2019, which was fully settled in April 2022. In 2021, 322,712 shares were granted as payment of the LTI Program 2018.

28.5 Payment of dividends

On April 19, 2022, the Annual and Extraordinary Shareholders Meeting approved distribution of the proposed additional dividends on the 2021 results, corresponding to R$1.696348838321 per outstanding common share and class "A" preferred share, in the amount of R$1.35 billion, payment of which was made as from May 2, 2022.

All amounts in thousands of R$, except as otherwise stated

28.6 Accumulated losses

Accumulated losses in 2022 were absorbed as follows:

	2022
Loss for the year of the Company's shareholders	(335,677)
Amounts posted directly to the Retained Earnings account:	
SUDENE tax incentive supplement	(108,975)
Realization of additional property, plant and equipment price-level restatement, net of taxes	26,883
Other	475
	(417,294)
Loss absorption using profit reserve:	
Profit reserves - Retention of profits	417,294
	417,294

All amounts in thousands, except as otherwise stated

29 Earnings (loss) per share

Basic earnings (loss) per share is calculated by means of the division of profit for the year attributable to the Company's common and preferred shareholders by the weighted average number of these shares held by shareholders, excluding those held in treasury and following the rules for the distribution of dividends provided for in the Company's bylaws, as described in Note 28.4, particularly in relation to the limited rights enjoyed by class "B" preferred shares. The calculation of the diluted earnings (loss) per share is based on the weighted average of class "A" preferred shares, assuming the conversion of all preferred shares into treasury that would cause the dilution.

Class A preferred shares participate in dividends with common shares after the mandatory dividends has been attributed in accordance with the formula provided for in the Company's bylaws, as described in Note 28.4 and there is no highest limit for their participation.

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

		2022		2021
	Basic	Diluted	Basic	Diluted
(Loss) profit for the year attributed to Company's shareholders	(335,677)	(335,677)	13,984,946	13,984,946
Distribution of priority dividends attributable to:				
Preferred shares class "A"			208,574	208,574
Preferred shares class "B"			290	290
			208,864	208,864
Distribution of 6% of unit price of common shares			273,729	273,729
Distribution of excess profits, by class:				
Common shares			7,664,208	7,664,208
Preferred shares class "A"			5,838,145	5,838,145
			13,502,353	13,502,353
Reconciliation of income available for distribution, by class (numerator):				
Common shares	(190,357)	(190,182)	7,937,937	7,937,937
Preferred shares class "A"	(145,118)	(145,293)	6,046,719	6,046,719
Preferred shares class "B"	(202)	(202)	290	290
	(335,677)	(335,677)	13,984,946	13,984,946
Weighted average number of shares, by class (denominator):				
Common shares	451,668,652	451,668,652	451,668,652	451,668,652
Preferred shares class "A"	344,329,470	345,060,392	344,054,700	345,049,701
Preferred shares class "B"	478,790	478,790	500,171	500,171
	796,476,912	797,207,834	796,223,523	797,218,524
Profit (loss) per share (in R$)				
Common shares	(0.4215)	(0.4211)	17.5747	17.5747
Preferred shares class "A"	(0.4215)	(0.4211)	17.5749	17.5242
Preferred shares class "B"	(0.4215)	(0.4211)	0.5798	0.5798

All amounts in thousands, except as otherwise stated

Weighing of shares

	Dec/22	
	Basic	
	Preferred shares	
		Class "A"
	Outstanding shares	Weighted average
Amount at beginning of the year	**344,158,226**	**344,158,226**
Incentive long term plan payments with treasury shares	236,758	171,244
Amount at the end of the year	**344,394,984**	**344,329,470**

	Dec/21			
	Basic			
	Preferred shares			
		Class "A"		Class "B"
	Outstanding shares	Weighted average	Outstanding shares	Weighted average
Amount at beginning of the year	**343,824,794**	**343,824,794**	**500,230**	**500,230**
Incentive long term plan payments with treasury shares	322,712	229,877	-	-
Conversion shares class "B" into shares class "A"	10,720	29	(21,440)	(59)
Amount at the end of the year	**344,158,226**	**344,054,700**	**478,790**	**500,171**

30 Net revenues

	Consolidated		Parent company	
	2022	2021	2022	2021
Sales revenue				
Domestic market	71,190,512	72,848,228	70,992,470	72,660,004
Foreign market	40,525,828	50,011,628	12,062,390	12,842,380
	111,716,340	122,859,856	83,054,860	85,502,384
Sales and services deductions				
Taxes				
Domestic market	(14,787,856)	(16,681,333)	(14,758,567)	(16,655,506)
Foreign market	(66,668)	(59,315)		
Sales returns				
Domestic market	(185,184)	(336,565)	(185,183)	(336,565)
Foreign market	(157,348)	(157,442)	(20,104)	(26,539)
	(15,197,056)	(17,234,655)	(14,963,854)	(17,018,610)
Net sales and services revenue	**96,519,284**	**105,625,201**	**68,091,006**	**68,483,774**

Revenue from sales of products is recognized when the control of assets is transferred to the customer for an amount that reflects the consideration to which the Company expects to be entitled in exchange of these assets. The performance obligations are met at a specific moment in time. The Company does not make sales with

All amounts in thousands, except as otherwise stated

continued management involvement. Most of Company's sales are made to industrial customers and, in a lower volume, to resellers.

The specific moment when the Company satisfies a performance obligation by transferring a promised good or service to the client is determined as follows:

(i) for contracts under which the Company is responsible for the freight and insurance, the legal right and the risks and benefits are transferred to the client when the risk of the goods is delivered at the destination established in the contract;

(ii) for agreements under which the freight and insurance are a responsibility of the client, risks and benefits are transferred when the products are delivered to the client's carrier; and

(iii) for contracts under which product delivery involves the use of pipelines, especially basic petrochemicals, the risks and benefits are transferred immediately after the Company's official markers, which is the point of delivery of the products and transfer of their ownership.

(a) Net revenue by country

		Consolidated
	2022	2021
Brazil	56,217,472	55,830,330
United States	18,085,607	24,232,413
Mexico	4,468,827	5,505,893
Argentina	2,092,700	2,068,023
Germany	1,695,009	1,912,373
Switzerland	1,492,922	1,230,541
Italy	1,095,133	1,304,113
Chile	870,858	1,230,493
Netherlands	816,678	642,844
Luxembourg	756,297	987,656
Singapore	755,971	1,175,133
Peru	740,011	666,867
Japan	723,757	1,162,226
Spain	546,646	517,532
United Kingdom	490,801	585,766
Uruguay	469,555	495,120
Poland	455,458	649,825
Bolivia	427,237	296,138
Sweden	401,251	481,289
Canada	393,504	558,730
France	359,946	326,570
Paraguay	316,460	318,842
Colombia	263,695	274,335
China	172,656	354,071
South Korea	159,944	669,055
Other	2,250,890	2,149,023
	96,519,284	**105,625,201**

All amounts in thousands, except as otherwise stated

(b) Net revenue by product

		Consolidated
	2022	2021
Polietileno /Polipropileno	61,354,997	73,306,089
Ethylene, Propylene	7,279,584	6,872,999
polyvinyl chloride/Caustic Soda	5,661,906	5,806,011
Tertiary-Butyl Ethyl Ether/Gasoline	5,722,767	4,321,371
Benzene/Toluene/Xylene	5,819,345	5,819,696
butadiene	3,028,048	3,019,836
Cumene	1,425,097	1,342,811
solvents	422,359	1,129,484
Naphtha, condensate and other resales	1,470,051	1,648,581
Others	4,335,130	2,358,324
	96,519,284	**105,625,201**

(c) Main clients

The Company does not have any revenue arising from transactions with only one client that is equal to or higher than 10% of its total net revenue. In 2022, the most significant revenue from a single client amounts to approximately 2.4% of total net revenues of the Company and refers to the sale of chemicals and resins.

31 Tax incentives

(a) SUDENE - IR

Since 2015, the Company obtained grant in lawsuits claiming the reduction of 75% of IRPJ and additional taxes on income from the following industrial units: (i) PVC and Chlor-Alkali (*Cloro Soda*), established in the state of Alagoas; and (ii) Chemicals, PE, PVC and Chlor-Alkali units, established in the city of Camaçari (in Bahia State). The tax incentive granted by the Northeast Development Department ("SUDENE") is calculated based on the Profit from Exploration of the incentivized activity, with an enjoyment period of 10 years. In 2020, the operations in Brazil recorded tax loss, therefore it is not possible to make any deductions as a tax incentive.

In 2022, the Company registered a tax loss and, for such reason, did not make use of tax benefits.

(b) PRODESIN - ICMS

The Company has ICMS tax incentives granted by the state of Alagoas, through the state of Alagoas Integrated Development Program ("PRODESIN"), which are aimed at implementing and expanding a plant in that state.

The Company obtained a final and unappealable decision (Case No. 0042875-86.2015.4.01.3300) that exempted it from the payment of IR/CSL on tax incentives granted under PRODESIN, ensuring their treatment as a reducer of taxes on sales, in the period between the calendar years 2010 to 2017, in the accumulated amount of R$425,913. In 2022, the amount was R$87,415 (2021: R$176,284).

All amounts in thousands, except as otherwise stated

32 Expenses by nature and function

	Consolidated		Parent company	
	2022	2021	2022	2021
lassification by nature:				
Raw materials other inputs	(73,181,706)	(63,570,499)	(56,226,915)	(45,389,380)
Personnel expenses	(3,223,477)	(3,478,323)	(2,141,641)	(2,302,613)
Outsourced services	(3,411,818)	(3,193,970)	(2,256,630)	(2,060,568)
Depreciation and amortization	(4,733,165)	(4,178,433)	(3,160,636)	(2,624,147)
Freights	(4,034,901)	(2,966,229)	(1,542,887)	(1,512,665)
Idle industrial plants	(414,441)	(338,987)	(306,921)	(171,377)
Reversal for damages - Alagoas geological event (Note 26)	(1,520,019)	(1,339,765)	(1,520,019)	(1,339,765)
PIS and Cofins credits - exclusion of ICMS from the calculation basis		1,031,099		1,031,099
Other income	507,333	1,843,153	306,041	1,796,409
Other general and administrative expenses	(2,269,865)	(3,394,344)	(1,576,884)	(2,748,358)
Total	**(92,282,059)**	**(79,586,298)**	**(68,426,492)**	**(55,321,365)**
lassification by function:				
Cost of products sold	(85,160,548)	(73,568,231)	(63,274,460)	(51,460,959)
Selling and distribution	(2,108,417)	(2,055,640)	(1,197,999)	(1,031,183)
(Loss) reversals for impairment of trade accounts receivable	(38,426)	(8,914)	(5,903)	(17,422)
General and administrative	(2,763,983)	(2,522,127)	(1,792,211)	(1,618,946)
Research and development	(374,493)	(296,583)	(203,843)	(156,854)
Other income (i)	507,333	1,534,487	306,041	1,487,743
Other expenses (ii)	(2,343,525)	(2,669,290)	(2,258,117)	(2,523,744)
Total	**(92,282,059)**	**(79,586,298)**	**(68,426,492)**	**(55,321,365)**

(i) In 2021, refers mainly to the final and unappealable decision of lawsuits claiming the exclusion of ICMS from PIS/COFINS calculation base totaling R$1,031,099, respectively. In 2022, lawsuits with favorable decisions for Braskem claiming the recovery of taxes in the amount of R$123,202, and financial penalty on the feedstock supply agreement in the amount of R$119,576.

(ii) Mainly refers to provisions for Alagoas in the amount of R$1,520,019 (2021: R$1,339,099), provisions for reparation of environmental damages in the amount of R$238,700 (2021: R$588,110) and financial penalties on sale agreements in the amount of R$22,453 (2021: R$344,902).

33 Financial results

Transactions in foreign currencies are translated into the respective functional currency of the Company's subsidiaries at the exchange rates in effect on the transaction dates.

Monetary assets and liabilities denominated and measured in foreign currency on the reporting date are re-translated into the functional currency at the exchange rate on said date. Non-monetary assets and liabilities measured at fair value in foreign currency are re-translated into the functional currency at the exchange rate on the date on which the fair value was determined. Non-monetary items that are measured based on the historical cost in foreign currencies are translated at the exchange rate on the date of the transaction. The differences in foreign currencies resulting from conversion are recognized in financial income or loss, unless the liability involves a cash flow hedge accounting relationship.

All amounts in thousands, except as otherwise stated

	Note	Consolidated		Parent company	
		2022	2021	2022	2021
Financial income					
Interest income		1,049,745	439,891	892,906	374,212
Update of tax credits	(i)	16,489	1,041,917	4,176	1,041,889
Gain on derivatives		635,779	246,459	180,356	39
Other		308,121	99,171	167,799	90,031
		2,010,134	1,827,438	1,245,237	1,506,171
Financial expenses					
Interest expenses		(3,125,206)	(2,922,958)	(3,239,909)	(3,214,174)
Monetary variations on fiscal debts		(266,281)	(93,722)	(224,089)	(88,960)
Discounts granted		(129,249)	(75,677)	(122,877)	(69,761)
Loans transaction costs - amortization		(260,511)	(691,243)	(13,957)	(6,544)
Adjustment to present value - appropriation		(580,994)	(179,461)	(524,713)	(190,440)
Interest expense on leases		(203,257)	(173,536)	(139,647)	(108,722)
Losses on derivatives		(596,501)	(1,003,502)	(168,762)	(402,964)
Other		(500,694)	(767,056)	(249,123)	(200,744)
		(5,662,693)	(5,907,155)	(4,683,077)	(4,282,309)
Exchange rate variations, net					
On financial assets		(522,251)	230,370	(266,894)	486,943
On financial liabilities		(49,919)	(4,233,177)	(369,495)	(3,330,810)
		(572,170)	(4,002,807)	(636,389)	(2,843,867)
Total		(4,224,729)	(8,082,524)	(4,074,229)	(5,620,005)

(i) In 2021, R$990,877 refers to the inflation adjustment of lawsuits with final and unappealable decisions related to ICMS exclusion from PIS/COFINS calculation basis (Note 10.b).

The effects from exchange variation on the Company's transactions are mainly due to the variations in the following currencies:

	End of year rate			Average rate		
	2022	2021	Variação	2022	2021	Variação
U.S. dollar - Brazilian real	5.2177	5.5805	-6.50%	5.1655	5.3956	-4.26%
Euro - Brazilian real	5.5694	6.3210	-11.89%	5.4420	6.3784	-14.68%
Mexican peso - Brazilian real	0.2667	0.2730	-2.31%	0.2569	0.2660	-3.44%
U.S. dollar - Mexican peso	19.5720	20.4519	-4.30%	20.1249	20.2900	-0.81%
U.S. dollar - Euro	0.9416	0.8853	6.36%	0.9510	0.8458	12.44%

34 Segment information

The Company's organizational structure is formed by the following segments:

- **Brazil:** includes: (i) the production and sale of chemicals at the Camaçari Petrochemical Complex in Bahia, the Triunfo Petrochemical Complex in Rio Grande do Sul, the Capuava Petrochemical Complex in the state of São Paulo, and the Duque de Caxias Petrochemical Complex in the state of Rio de Janeiro; (ii) the supply of electricity and other inputs produced in these complexes to second-generation producers located in the petrochemical complexes; (iii) the production and sale of PE, including the production of green PE made from renewable resources, and of PP; and (iv) the production and sale of PVC and caustic soda.

- **United States and Europe:** operations related to PP production and sale in the United States and Europe, through the subsidiaries Braskem America and Braskem Alemanha, respectively.

All amounts in thousands, except as otherwise stated

- **Mexico:** comprises the activities relation to the PE production and sale in Mexico, through the subsidiary Braskem Idesa.

- **Other segments:** substantially comprises the activities of Cetrel.

(a) Presentation, measurement and reconciliation of segment results

Information by segment is generated in accounting records, which are reflected in the consolidated financial statements. The operating segments are stated based on the results of operations.

The eliminations and reclassifications line is mainly represented by purchases and sales between the Company's reportable segments.

Corporate Unit comprises items not allocated directly to the reportable segments and are disclosed to reconcile the segments to the consolidated financial information.

(b) Results by segment

							2022
					Operating expenses		
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribuition expenses	Results from equity investments	Other operating income (expenses), net	Profit (loss) before net financial expenses and taxes
Reporting segments							
Brazil	69,079,724	(63,195,629)	5,884,095	(1,853,039)		(1,888,999)	2,142,057
USA and Europe	23,421,096	(19,986,176)	3,434,920	(838,474)		56,944	2,653,390
Mexico	5,834,017	(5,069,531)	764,486	(451,605)		(33,370)	279,511
Total	98,334,837	(88,251,336)	10,083,501	(3,143,118)		(1,865,425)	5,074,958
Other segments	402,991	(262,402)	140,589	82,498	34,848	5,644	263,579
Corporate unit				(2,196,506)		19,375	(2,177,131)
Braskem consolidated before eliminations and reclassifications	98,737,828	(88,513,738)	10,224,090	(5,257,126)	34,848	(1,840,406)	3,161,406
Eliminations and reclassifications	(2,218,544)	3,353,190	1,134,646	(28,193)		4,214	1,110,667
Total	96,519,284	(85,160,548)	11,358,736	(5,285,319)	34,848	(1,836,192)	4,272,073

							2021
					Operating expenses		
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribuition expenses	Results from equity investments	Other operating income (expenses), net	Profit (loss) before net financial expenses and taxes
Reporting segments							
Brazil	69,494,923	(49,309,552)	20,185,371	(1,608,185)		(2,210,601)	16,366,585
USA and Europe	32,403,632	(23,343,205)	9,060,427	(900,885)		(25,580)	8,133,962
Mexico	6,506,297	(3,413,652)	3,092,645	(471,821)		(15,302)	2,605,522
Total	108,404,852	(76,066,409)	32,338,443	(2,980,891)		(2,251,483)	27,106,069
Other segments	363,684	(233,084)	130,600	76,830	4,644	(28,674)	183,400
Corporate unit				(1,963,137)		1,161,517 (i)	(801,620)
Braskem consolidated before eliminations and reclassifications	108,768,536	(76,299,493)	32,469,043	(4,867,198)	4,644	(1,118,640)	26,487,849
Eliminations and reclassifications	(3,143,335)	2,731,262	(412,073)	(16,066)		(16,163)	(444,302)
Total	105,625,201	(73,568,231)	32,056,970	(4,883,264)	4,644	(1,134,803)	26,043,547

(i) See comment in Note 32(i).

All amounts in thousands, except as otherwise stated

(c) Property, plant and equipment and intangible assets by segment

Property, plant, equipment and Intangible assets	Consolidated	
	2022	2021
Reporting segments		
Brazil	19,428,926	18,072,312
USA and Europe	7,075,743	7,688,713
Mexico	13,736,298	14,019,167
Total	**40,240,967**	**39,780,192**
Unallocated amounts	544,472	322,237
Total	**40,785,439**	**40,102,429**

All amounts in thousands, except as otherwise stated

35 Contractual obligations

The Company has long-term contractual obligations arising from agreements entered into for the purchase of power inputs. As of December 31, 2022, these obligations amounted to R$8,286,502 (2021: R$6,079,568) and are expected to be settled by 2044.

36 Subsequent events

(a) In February 2023, the subsidiary Braskem Holanda Finance placed US$1 billion in bonds due in 2033, with coupon of 7.25% p.a. and guaranty by Braskem.

(b) In February 2023, Braskem concluded the process for acquiring shares and subscribing to new shares issued by Wise Plásticos S.A. ("Wise"), a Brazilian company engaged in mechanical recycling, which resulted in it holding an interest of 61.1% in the social capital of Wise. In connection, Braskem disbursed around R$138 million, considering the adjustments typical to transactions of this kind.

(c) In March 2023, according note 26.1 (iv), Alagoas State Public Defender's Office ("DPE") filed a Public-interest civil action ("ACP") against the Company, the Federal Government, the State of Alagoas and the Municipality of Maceió seeking, among other claims, the revision of terms of the Flexais Agreement, signed amongst Braskem, the MPF, the MPE, the DPU, and Municipality of Maceió, ratified on October 26, 2022, by the 3rd Federal Court of Alagoas. DPE attributes to the lawsuit the amount of R$1.7 billion, with a request of injunction relief so that the Municipality of Maceió and Braskem initiated the registration of all residents who requested to be relocated and their concomitant inclusion in the PCF, or, on a subsidiary basis, the freeze of bank accounts in the same amount of the lawsuit. The injunction relief requests were rejected by court; decision subjected to appeal by DPE.

(d) In March 2023, according note 26.1 (vii), the State of Alagoas filed a lawsuit, requesting compensation for alleged damages caused to the State. In addition, as a preliminary action, the State of Alagoas requests the blocking of R$1.1 billion from Braskem bank accounts, as a guarantee to repair material and non-material damages allegedly suffered by the State Public Administration. The State of Alagoas attributes to the lawsuit the amount of R$1.1 billion.